

Colgate-Palmolive Company

2021 Proxy Statement
Notice of Annual Meeting
of Stockholders

May 7, 2021

Our Priorities



Driving Organic Sales Growth

- Accelerating growth through premium innovation in our core businesses
- Pursuing adjacent categories
- Expanding in faster-growing channels and markets
- Maximizing growth online
- Investing to drive penetration in growing populations, including through our Bright Smiles, Bright Futures oral health education program

Maximizing Efficiency in Our Income Statement

- Generating savings as part of our ongoing funding-the-growth cost-saving initiatives
- Using advanced data analytics to identify opportunities that drive efficiencies for growth
- Investing in technology to drive simplification, efficiency and standardization
- Driving our digital transformation and operating with a digital-first mindset in all aspects of our business

Effective Deployment of Cash Flow

- Capital spending to drive growth and productivity
- Making smart acquisitions that expand our categories, improve our market positions and/or add capabilities
- Paying dividends every year since 1895 and increasing dividends for 58 consecutive years
- Returning value to stockholders through ongoing share repurchases

Demonstrating Our Purpose

- Committed to conducting business with the highest integrity, incorporating our values of caring, global teamwork and continuous improvement
- Focused on creating a healthier, more sustainable future for all, including through a global sustainability and social impact strategy
- Committed to becoming a more diverse, equitable and inclusive organization
- Governance is an ongoing commitment shared by the Board of Directors, management and all Colgate people



Learn more about our key priorities from the Annual Report, available in the Investors section of our website at www.colgatepalmolive.com

To learn about our sustainability and social impact strategy, see the inside back cover of this Proxy Statement. Additional information about our sustainability and social impact initiatives and about our diversity, equity and inclusion initiatives is available in the Sustainability and Diversity, Equity and Inclusion sections of our website at www.colgatepalmolive.com

(The information on the Annual Report and Sustainability and Diversity, Equity and Inclusion web pages is not incorporated by reference into, and does not form part of, this Proxy Statement)



COLGATE-PALMOLIVE COMPANY

Message from Our Chairman, President and CEO

March 24, 2021

Dear Fellow Colgate Stockholder:

You are cordially invited to attend our 2021 Annual Meeting of Stockholders on Friday, May 7, 2021 at 10:00 a.m. Eastern Daylight Time. To support the health and well-being of our stockholders, business partners, employees and Board of Directors in light of the ongoing COVID-19 pandemic, the Annual Meeting will be a completely virtual meeting, conducted only via live webcast. You will be able to participate in the virtual meeting online, vote your shares electronically and submit your questions during the meeting by visiting: www.virtualshareholdermeeting.com/CL2021.

At the meeting, we will ask you to elect as directors the ten nominees named in the Proxy Statement, to ratify the selection of the independent registered public accounting firm and to cast an advisory vote on executive compensation. In addition, two stockholder proposals will be offered for your consideration, if properly presented at the meeting. We will also review our progress during the past year and answer your questions.

This booklet includes the Notice of Annual Meeting and Proxy Statement. The Proxy Statement describes the business we will conduct at the meeting and provides information about Colgate that you should consider when you vote your shares.

The Proxy Statement includes a section highlighting our corporate governance practices. The Company and the Board of Directors have a longstanding commitment to good governance, and the Board of Directors reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value. We invite you to review the governance section beginning on page 7 of the Proxy Statement to learn more about our continuing commitment to excellence in corporate governance.

It is important that your stock be represented at the meeting. Whether or not you plan to attend the virtual meeting, we hope that you will vote on the matters to be considered. You may vote your proxy via the internet or by telephone. If you received a printed copy of your proxy materials, you may also vote by mail by signing, dating and returning your proxy card in the envelope provided.

Very truly yours,





Noel R. Wallace
Chairman, President and Chief Executive Officer

"As a stockholder you have an important role to play in Colgate's future. Please take the time to vote in advance of this year's meeting."

Letter to Stockholders from Our Directors

March 24, 2021

Dear Fellow Colgate Stockholder:

We are honored to serve as your Board and want to thank you for placing your trust in us to oversee your Company and to represent you and your interests. This responsibility was more important than ever in 2020, as Colgate, along with the rest of the world, experienced unprecedented uncertainty and challenging operating conditions due to the COVID-19 pandemic. As your Board, we played a close role in overseeing Colgate's COVID-19 response, and we are proud of Colgate's resilience in responding to the global health crisis.

COVID-19 has required all of us to rethink how we interact in the world, how we work and how we live. Together with Colgate's management team, our first priority throughout the pandemic has been and remains protecting the health, safety and well-being of Colgate employees. Many Colgate employees globally have worked from home during the pandemic, and Colgate implemented additional health and safety measures and social distancing protocols to help ensure employee safety when work from home is not possible. Recognizing that our employees faced challenges outside of the workplace, Colgate also offered Colgate people and their families enhanced mental health and wellness benefits, including counseling, paid leave to care for family members and flexible schedules to adapt to changing circumstances.

As a health and hygiene company, Colgate operates in several categories that have experienced elevated demand during the pandemic, driven by consumer pantry-loading and increased consumption. Colgate worked hard in 2020 to meet that increased demand as part of our dedication to serving the needs of our customers and consumers by delivering health and hygiene products and pet nutrition offerings to people around the world who count on Colgate's products to continue their daily routines. Colgate also supported communities, small businesses, relief organizations and health care professionals on the front lines of the crisis. Among other initiatives in 2020, Colgate donated over $20 million in health and hygiene and pet nutrition products to community-based organizations and produced and donated more than 26 million bars of soap specially packaged with instructions on proper handwashing. As Colgate responded to the changing world in 2020, our purpose remained the same – being a caring, innovative growth company reimagining a healthier future for all people, their pets and our planet.

Just as COVID-19 impacted Colgate's business, it also impacted our approach to annual incentive compensation for 2020. In 2020, the Personnel and Organization Committee of the Board established the annual incentive program on a different timeframe than our typical process. In March 2020, when we would ordinarily establish annual bonus targets, the global nature of the COVID-19 crisis was just beginning to become known. Given the uncertainty at that time surrounding the future impact of COVID-19, including how long the crisis would last and the impact of government actions to stop the spread of the virus, the Personnel and Organization Committee, in consultation with our independent compensation consultant, determined to delay establishing the annual bonus targets until June 2020 when it was anticipated that more information about COVID-19's impact would be available.

When we established the 2020 annual incentive program in June 2020, we also determined that, in addition to financial goals, Colgate's management team should be compensated on the basis of Colgate's global response to COVID-19. This COVID-19 response measure, which represented 20% of the annual bonus opportunity, recognized the significance of COVID-19 to Colgate's operations and performance in 2020, as well as the broad responsibilities Colgate has to all stakeholders, including our employees, customers, consumers, communities and stockholders, in responding to the pandemic. The remaining 80% of the annual bonus opportunity was determined by achievement of financial goals. The strong dedication, creativity and agility of Colgate people in responding to the challenges brought on by COVID-19 and our ability to execute our business strategy are reflected in Colgate's 2020 results, where we significantly exceeded both our financial and COVID-19 response goals, resulting in strong incentive payments to Colgate people throughout the organization.

While COVID-19 was a priority for 2020, environmental, social and governance initiatives also remain an important focus for Colgate and, as your Board, oversight of these issues has been and remains one of our key priorities, particularly through our Nominating, Governance and Corporate Responsibility Committee, which was reconstituted in 2020 to heighten our focus on these areas. We oversee the implementation of Colgate's new 2025 Sustainability & Social Impact Strategy, which is focused on three ambitions: promoting well-being and inclusivity; helping people develop healthy habits; and preserving and improving the environment. We are also sharply focused on operating in an inclusive, responsible and respectful manner, with a particular emphasis on diversity, equity and inclusion, which we view as crucial to Colgate's ongoing business success. As a truly global company, we believe our workforce should reflect the diversity of the communities in which Colgate people live and work. Together with Colgate's management team, we want Colgate people around the world to feel like Colgate is a place where they belong, can be their authentic selves, feel treated with respect and have the support to impact the business and achieve their potential.

We are keenly aware of the importance of strong corporate governance and acting with integrity in all situations. Together with Colgate's management team, we work to ensure we are living our values of caring, global teamwork and continuous improvement and meeting the needs of all of our stakeholders. Despite the continued uncertainty around COVID-19, we believe that, by ensuring Colgate's strategies focus on all of our stakeholders, Colgate is well positioned to deliver sustainable, profitable growth over the long term.

Thank you for your trust and support and your continued investment in Colgate.

Very truly yours,

The Members of Colgate's Board of Directors

John P. Bilbrey

John T. Cahill

Lisa M. Edwards

Helene D. Gayle

C. Martin Harris

Martina Hund-Mejean

Kimberly A. Nelson

Lorrie M. Norrington

Michael B. Polk

Stephen I. Sadove

Noel R. Wallace

"
By ensuring Colgate's strategies focus on all of our stakeholders, Colgate is well positioned to deliver sustainable, profitable growth over the long term."

Notice of Annual Meeting of Stockholders

Logistics



DATE AND TIME
Friday, May 7, 2021,
at 10:00 a.m.
Eastern Daylight Time



LIVE WEBCAST
www.virtualshareholder
meeting.com/CL2021



WHO CAN VOTE
Stockholders of record at the close of business on March 8, 2021 are entitled to vote at the Annual Meeting

Items to be Voted On	Board Recommendation
PROPOSAL 1 Elect as directors the ten nominees identified in the Proxy Statement	**FOR each director nominee**
PROPOSAL 2 Ratify selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021	**FOR**
PROPOSAL 3 Advisory vote on executive compensation	**FOR**
PROPOSALS 4-5 Stockholder proposals, if properly presented at the meeting	**AGAINST**

Stockholders will also consider and act upon such other business as may properly come before the meeting.

Because the Annual Meeting is virtual and being conducted only via live webcast, stockholders will not be able to physically attend the Annual Meeting. To attend the virtual meeting, vote and examine our stockholder list during the meeting, go to www.virtualshareholdermeeting.com/CL2021. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials to participate in the Annual Meeting.

Your vote is important. We encourage you to vote by proxy even if you plan to attend the virtual meeting. You may vote your proxy via the internet or by telephone by following the instructions included on your Notice of Internet Availability or, if you received a printed copy of your proxy materials, the instructions on your proxy card. If you received a printed copy of your proxy materials, you may also vote by mail by signing, dating and returning your proxy card in the envelope provided. Voting now will not limit your right to change your vote or to attend the virtual meeting.

March 24, 2021

Jennifer M. Daniels
Chief Legal Officer and Secretary

Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

Table of Contents

Proxy Statement Summary

This summary highlights information about Colgate-Palmolive Company (referred to in this Proxy Statement as "we," "us," "our," "Colgate" or the "Company") and our upcoming 2021 Annual Meeting of Stockholders (the "Annual Meeting") contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

About Colgate

Our Purpose: We are a caring, innovative growth company that is reimagining a healthier future for all people, their pets and our planet. We develop and sell health and hygiene products and pet nutrition offerings essential to society that make people's lives healthier and more enjoyable, with products marketed in over 200 countries and territories across four core categories.



Oral Care — 44% of Net Sales

Key Brands
- Colgate
- elmex
- hello
- meridol
- Sorriso
- Tom's of Maine

Personal Care — 21% of Net Sales

Key Brands
- Palmolive
- EltaMD
- Filorga
- Irish Spring
- Lady Speed Stick
- PCA Skin
- Protex
- Sanex
- Softsoap
- Speed Stick

Home Care — 18% of Net Sales

Key Brands
- Palmolive
- Ajax
- Axion
- Fabuloso
- Soupline
- Suavitel

Pet Nutrition — 17% of Net Sales

Key Brands
- Hill's Science Diet
- Hill's Prescription Diet

Worldwide 2020 Net Sales
$16.5 Billion

International **69%**   USA **31%**

Living Our Values: Our approximately 34,200 employees worldwide share a commitment to our three core corporate values: caring, global teamwork and continuous improvement. These values are reflected not only in the quality of our products and reputation, but also in our dedication to serving the communities where we do business.

CARING

We care about people: Colgate people, consumers, customers, stockholders and business partners. We are committed to acting with compassion, integrity, honesty and high ethics in all situations and to providing Colgate people with an innovative and inclusive work environment. We are also committed to protecting the environment, to enhancing the communities where Colgate people live and work and to complying with government laws and regulations.

GLOBAL TEAMWORK

All Colgate people are part of a global team, committed to working together across countries and throughout the world. Only by sharing ideas, technologies and talents can we achieve and sustain profitable growth.

CONTINUOUS IMPROVEMENT

We are committed to getting better every day in all that we do. We continue to transform our learning strategy to better meet the evolving expectations of the modern workforce, create a continuous learning culture and develop the strategic organizational capabilities that will drive current and future growth for Colgate by offering learning experiences that are closely aligned to our business strategy. Specifically, we are focused on implementing new ways of working and instilling a growth mindset to drive experimentation, digitization and innovation with agility and resilience.

Responding to COVID-19: The global COVID-19 pandemic has required all of us to rethink how we interact in the world, how we work and how we live. At Colgate, we have been resilient in responding to the global health crisis, and our priorities and our purpose remain the same. Our first priority has been and remains protecting the health, safety and well-being of our employees. We are also dedicated to serving the needs of our customers and consumers by delivering health and hygiene products and pet nutrition offerings to people around the world who count on our products to continue their daily routines, and to supporting communities, small businesses, relief organizations and health care professionals on the front lines of the crisis. Among other initiatives in 2020, we donated over $20 million in health and hygiene and pet nutrition products to community-based organizations and produced and donated more than 26 million bars of soap specially packaged with instructions on proper handwashing that were distributed by our network of partners to communities around the world.

Roadmap of Voting Items

The Board of Directors (the "Board") recommends that you vote as follows on each proposal:

Proposal 1

Election of the Board of Directors

- Diverse slate of director nominees with strong leadership experience
- Director skills and attributes facilitate effective oversight of business strategies, risk management, Company culture and succession planning

- 9 out of 10 director nominees are independent
- Robust record of board refreshment
- Strong corporate governance practices promote stakeholder value

 Your Board recommends a vote **FOR** each director nominee
See **page 64** for further information

Proposal 2

Ratification of the selection of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2021

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- PwC has audited our accounts since May 2002

- Lead audit partner rotated in 2019
- The Audit Committee annually evaluates PwC and has determined that its continued retention is in Colgate's best interests

 Your Board recommends a vote **FOR** this proposal
See **page 64** for further information

Proposal 3

Advisory vote on executive compensation

- High percentage of compensation is variable and tied to annual and long-term performance
- Direct link between incentive payments and achievement of business goals and shareholder value

- Multiple performance measures used
- Programs designed to compensate at approximately median level if paid at target
- Strong compensation governance features

 Your Board recommends a vote **FOR** this proposal
See **page 67** for further information

Proposal 4

Stockholder Proposal: Independent Board Chairman

- Strong independent Lead Director with clear and robust duties, along with independent committee chairs, provides meaningful independent Board leadership and ensures proper checks and balances
- Our active and independent Board ensures that the Board, and not the Chairman alone, determines the Board's focus
- Other governance safeguards in place at Colgate help to ensure Board effectiveness and accountability

- Stockholders are best served if the Board retains flexibility to decide what leadership structure works best for Colgate based on the facts and circumstances existing from time to time
- A majority of votes cast on this topic at prior annual stockholder meetings were consistently against requiring an Independent Board Chair

Your Board recommends a vote **AGAINST** this proposal
See **page 67** for further information

Proposal 5

Stockholder Proposal: Reduce ownership threshold to call special stockholder meetings to 10%

- Our existing 25% ownership threshold gives stockholders a meaningful right to call a special meeting while striking the appropriate balance against potential abuses by special interests and the substantial administrative and financial burdens that special meetings impose

- Other corporate governance practices in place at Colgate, including the ability for any stockholder to commence a consent solicitation, ensure Board accountability and help facilitate stockholder action
- A majority of votes cast on this topic at prior annual stockholder meetings were consistently against lowering our existing threshold

Your Board recommends a vote **AGAINST** this proposal
See **page 69** for further information

Director Nominees

The following table provides summary information about the ten director nominees the Board has nominated for election at the Annual Meeting. Additional information about each nominee's background and experience can be found beginning on page 14.

Name and Principal Occupation	Age	Years of Tenure	Committee Memberships				Other Current Public Company Boards
			AUD	FIN	GOV[1]	P&O	
Noel R. Wallace Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	56	2	○	○	○	○	
John P. Bilbrey Independent Former Chairman, President and Chief Executive Officer, The Hershey Company	64	6	○	●	●	○	Campbell Soup Company Elanco Animal Health Inc. Tapestry, Inc.
John T. Cahill Independent Vice Chairman, The Kraft Heinz Company	63	16	●	○	○	●	American Airlines Group Inc. The Kraft Heinz Company
Lisa M. Edwards Independent President and Chief Operating Officer, Diligent Corporation	53	2	○	●	●	○	
C. Martin Harris Independent Associate Vice President of the Health Enterprise and Chief Business Officer, Dell Medical School	64	5	○	○	●	●	Invacare Corporation MultiPlan Corporation Thermo Fisher Scientific Inc.
Martina Hund-Mejean Independent Former Chief Financial Officer, Mastercard Inc.	60	1	●	●	○	○	Prudential Financial, Inc. Royal Dutch Shell plc
Kimberly A. Nelson[2] Independent Former Senior Vice President, External Relations, General Mills, Inc.	58	0	○	○	○	○	Cummins Inc. Tate & Lyle PLC
Lorrie M. Norrington Independent Operating Partner, Lead Edge Capital LLC	61	6	●	●	○	○	Asana, Inc. Autodesk, Inc. HubSpot, Inc.
Michael B. Polk Independent Advisory Director, Berkshire Partners LLC and Chief Executive Officer, Implus LLC	60	7	○	○	●	●	Logitech International S.A.
Stephen I. Sadove Independent, Lead Director Founding Partner, JW Levin Management Partners LLC	69	14	●	○	○	●	Aramark Movado Group, Inc. Park Hotels & Resorts Inc.

AUD Audit   **FIN** Finance   **GOV** Nominating, Governance & Corporate Responsibility   **P&O** Personnel & Organization   ● Member   ● Chair

[1] The current chair of the Nominating, Governance and Corporate Responsibility Committee, Helene D. Gayle, is not standing for reelection and will retire from the Board effective as of the Annual Meeting.

[2] Ms. Nelson, who became a director in 2021, is expected to be appointed to committees in 2021.

Director Nominee Highlights

Strong Board Diversity



4/10
women*

3/10
members of underrepresented communities*

6.3
years average tenure of independent nominees

3
6-10 years

2
10+ years

4
0-5 years

60.8
average age

* Ms. Edwards, Ms. Hund-Mejean, Ms. Nelson and Ms. Norrington are our female director nominees. Dr. Harris and Ms. Nelson identify as African-American and Ms. Norrington identifies as LGBTQ.

Director Nominee Diversity, Experience, Skills and Qualifications

The Nominating, Governance and Corporate Responsibility Committee (the "Governance Committee") seeks to compose a Board with members who have a broad range of experiences, skills, diversity and different perspectives. In addition to educational achievement and a strong moral and ethical character, the following skills and attributes were all considered by the Board in connection with this year's director nomination process:

Enterprise Leadership
9 of 10 director nominees


Finance
8 of 10 director nominees


Digital, Technology and Innovation
4 of 10 director nominees


Corporate Governance
10 of 10 director nominees


Industry
7 of 10 director nominees


Regulatory and Public Service
2 of 10 director nominees


International
9 of 10 director nominees


Diversity
5 of 10 director nominees


Governance Highlights

The Board believes that good corporate governance accompanies and greatly aids our long-term business success and that we have consistently been at the forefront of good corporate governance. Reflecting its commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value. The governance section beginning on page 7 describes our corporate governance framework and commitment, which includes the following highlights:

BOARD FOCUSED ON KEY BUSINESS PRIORITIES
- ✔ Board plays major role in overseeing business strategy, risk management, Company culture and succession planning
- ✔ Board and management focus on sustainability and diversity, equity and inclusion, both of which we believe are crucial to our ongoing business success

FOCUS ON BOARD PERFORMANCE
- ✔ Board composition defined by strong leadership and experience
- ✔ Strong focus on diversity (50% of director nominees are female and/or members of underrepresented communities)
- ✔ 99% average attendance of incumbent directors at Board and committee meetings
- ✔ Mandatory retirement age of 72 provides a mechanism for regular Board refreshment
- ✔ Annual Board and committee self-evaluations
- ✔ Regular independent director evaluations
- ✔ Regular review of committee charters, corporate governance guidelines and related policies

ALIGNMENT WITH STOCKHOLDER INTERESTS
- ✔ Substantial majority of director compensation paid in Colgate equity
- ✔ Robust stock ownership requirements for directors and officers
- ✔ Clawback, anti-hedging and anti-pledging policies
- ✔ Pay-for-performance philosophy

BOARD INDEPENDENCE
- ✔ Strict director independence standards
- ✔ 9 out of 10 director nominees are independent (all except for the Chief Executive Officer)
- ✔ Board committees are 100% independent
- ✔ Independent Lead Director
- ✔ Executive sessions of independent directors are held at every regularly scheduled Board meeting

STOCKHOLDER RIGHTS
- ✔ Annual election of all directors
- ✔ Majority voting and director resignation policy for directors in uncontested elections
- ✔ Stockholders have ability to act by written consent and to call special meetings
- ✔ Stockholders have proxy access right

Executive Compensation Program Highlights

The key principles underlying our compensation philosophy are aligning pay and performance, driving strong business results, focusing on long-term shareholder return and attracting, motivating and retaining high-quality talent.

In 2020, the compensation of the Named Officers (as defined in the Compensation Discussion and Analysis, or "CD&A") was designed so that approximately 75% to 90% of their target direct compensation (salary and target annual and long-term incentives) would be performance-based. Annual and long-term incentive award payments vary from target levels based on our business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of our common stock ("Common Stock").

Our executive compensation program for 2019 received substantial stockholder support and was approved, on an advisory basis, by

93.4%

of stockholders voting on the proposal at the 2020 Annual Meeting of Stockholders.

In 2020, the Board's compensation committee, known as the Personnel and Organization Committee (the "P&O Committee"), established the annual incentive program on a different timeframe than our typical process. In March 2020, when the P&O Committee would ordinarily establish annual bonus targets, the global nature of the COVID-19 crisis was just beginning to become known. Given the uncertainty at that time surrounding the future impact of COVID-19, including how long the crisis would last and how government actions to reduce the spread and address the impact of COVID-19 would impact our supply chain, retail partners and consumers, the P&O Committee, in consultation with its independent compensation consultant, determined to delay establishing the annual bonus targets until June 2020 when it was anticipated that more information about COVID-19's impact would be available.

When the P&O Committee established the annual incentive program in June 2020, it also determined that, in addition to financial goals, the program should include a performance measure tied to our global response to COVID-19. This COVID-19 response measure, which represented 20% of the annual bonus opportunity, recognizes the significance of COVID-19 to our operations and performance in 2020, as well as the broad responsibilities we have to all stakeholders, including our employees, customers, consumers, communities and stockholders, in responding to the pandemic. As further discussed in the CD&A, in determining the extent to which the COVID-19 response performance goals were achieved, the P&O Committee considered achievement against four areas, weighted equally: (i) maintaining the health and safety of our employees; (ii) management of cash and liquidity; (iii) maintaining continuity of supply and services to consumers; and (iv) fulfillment of community initiatives and commitments. The remaining 80% of the annual bonus opportunity was determined by our achievement against our organic sales growth and earnings-per-share goals. The P&O Committee did not make any changes to our long-term incentive program in response to COVID-19.

As described in our 2020 Proxy Statement and discussed further in the CD&A, the evolution of our long-term incentive program that began in 2018 continued during 2020. To continue aligning pay to our strategy and performance, beginning with the 2018-2020 performance cycle, we evolved our long-term incentive program to focus primarily on our performance relative to our peers. This focuses our executives on delivering peer-leading performance on key performance measures while acknowledging the difficulty of setting performance targets over a three-year horizon in a rapidly evolving strategic and macroeconomic environment. The P&O Committee believes that the increased focus on relative-to-peer performance will improve pay and performance alignment by helping to ensure that multi-year goals do not become obsolete, no matter the marketplace conditions, thereby enhancing the link between pay and long-term shareholder value.

As part of this evolution, we also created a new long-term incentive program beginning with the 2019-2021 performance cycle, referred to as the "Growth Performance Plan." Under the Growth Performance Plan, participants (including the Named Officers) are granted a target number of unearned performance-based restricted stock units ("PBRSUs") at the beginning of each three-year performance cycle, which may be earned and, if earned, will vest following the conclusion of the performance period on the basis of the achievement of performance goals determined by the P&O Committee. This structure differs from our legacy long-term incentive program, known as the "Long-Term Global Growth Program," under which award opportunities were established for participants, including the Named Officers, at the beginning of the three-year performance cycle, but restricted stock units were only granted following the conclusion of the performance period, and were then subject to an additional three-year time-based vesting period. The just-completed 2018-2020 performance cycle was the last performance cycle under the legacy Long-Term Global Growth Program.

Compensation Governance

Our key executive compensation practices include the following:

- ✔ High percentage of compensation is tied to performance and is variable
- ✔ Programs designed to compensate at approximately the median level if paid at target
- ✔ Multiple performance measures used
- ✔ Robust stock ownership guidelines
- ✔ Ability to claw back compensation
- ✔ Limited perquisites

- ✔ Double-trigger vesting of severance payments upon change in control
- ✔ No executive officer employment agreements
- ✔ No hedging or pledging of Colgate stock is permitted
- ✔ No backdating or repricing of stock options
- ✔ No tax gross-ups on perquisites (except for international assignment benefits) or severance

Please see the CD&A beginning on page 27 for a detailed description of our executive compensation programs.

Governance of the Company

Our Corporate Governance Commitment

We are a caring, innovative growth company reimagining a healthier future for all people, their pets and our planet. The Board believes that good corporate governance accompanies and greatly aids our achievement of this purpose, as well as our long-term business success. Our key strategic business priorities are driving organic sales growth through innovation within our core businesses, leveraging faster growth in adjacent categories and expanding in high-growth channels and markets; delivering margin expansion through operating leverage and efficiency; and maximizing the impact of our environmental, social and governance programs and leading in the development of human capital, including our sustainability and social impact and diversity, equity and inclusion strategies. The Board has been at the center of these key priorities, helping to design and implement them across the organization, and seeing that they guide our operations.

The Board believes that we have consistently been at the forefront of good corporate governance. Reflecting its commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value.

Board Independence, Expertise and Accountability

Strict Director Independence Standards

With the exception of Noel R. Wallace, our Chairman of the Board, President and Chief Executive Officer (the "CEO"), the Board is comprised entirely of independent directors. All members of the Audit Committee, the Finance Committee, the Governance Committee and the P&O Committee are independent directors. The Board believes that an independent director should be free of any relationship with Colgate or our senior management that may in fact or in appearance impair the director's ability to make independent judgments or compromise the director's objectivity and loyalty to stockholders. Based on this principle, the Board adopted director independence standards that outline the types of relationships, both personal and professional, between directors and the Company, our senior management, other directors and third parties that, if present, would preclude a finding of independence. These standards, which are stricter than those required by the listing standards of the New York Stock Exchange (the "NYSE"), guide the Board's annual affirmative determinations of independence. A copy of the standards is available on our website. For more information regarding our independence standards and the Board's determinations of independence, see "Director Independence."

Executive Sessions/Lead Director

The independent directors of the Board meet in executive session, without any members of management present, at every regularly scheduled Board meeting. The Lead Director chairs these sessions. The Lead Director serves a three-year term and is selected by the independent directors following nomination by the Governance Committee. Stephen I. Sadove is currently serving as the Lead Director. For more information regarding the responsibilities of the Lead Director and the Board's leadership structure, see "Board Structure and Responsibilities—Board Leadership Structure."

All Directors Elected Annually by Majority Vote

The Board is accountable to stockholders through the annual election of all directors by majority vote. We have never had a staggered board. Under our by-laws, in uncontested elections for directors, if a nominee for director who is an incumbent director is not re-elected by a majority of the votes cast, the by-laws require the director to promptly tender his or her resignation to the Board. The Governance Committee will then consider the resignation and make a recommendation to the Board.

Director Attendance at Annual Meetings

It is our policy that all members of the Board should attend our Annual Meeting of Stockholders, whether held virtually or in person, unless extraordinary circumstances prevent a director's attendance. All of the directors who were elected to the Board at the 2020 Annual Meeting were in attendance.

Proxy Access

Our by-laws permit a group of up to 20 stockholders who have owned at least three percent of our outstanding Common Stock continuously for at least three years to submit director nominees (up to the greater of two individuals or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.

Audit Committee Independence and Financial Literacy

All members of the Audit Committee are independent directors. The Board has also determined that all members of the Audit Committee are "audit committee financial experts," as that term is defined under the rules of the Securities and Exchange Commission (the "SEC"), and that they meet the independence and financial literacy requirements of the NYSE.

Board Experience and Diversity

As our present directors exemplify, we value enterprise leadership experience; relevant sector experience in our or a complementary industry, finance, regulatory and public service or digital, technology and innovation; international experience; corporate governance experience; educational achievement; and strong moral and ethical character. A copy of our criteria for Board membership, entitled "Independent Board Candidate Qualifications," is available on our website. We are strongly focused on diversity, and 50% of director nominees are female and/or members of underrepresented communities. For more information regarding the role of diversity in the selection of nominees for Board membership, see "The Board of Directors—Director Diversity, Experience, Skills and Qualifications."

Board Focused on Key Business Priorities

Strategic Role of Board

The Board plays a major role in overseeing our business strategy. It reviews our strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. These include reviews of the strategic choices we are making and the capabilities needed to deliver against our goals, as well as performance reviews of operating divisions, product categories and competitive and marketplace trends.

Role of Board in Risk Management (including Cybersecurity)

The Board oversees our risk management process to ensure it is properly designed, well-functioning and consistent with our overall corporate strategy. Annually, the Board or a relevant committee reviews each of the top risk areas identified by management and receives reports more regularly for certain risk areas to ensure risks are being adequately managed. Our Chief Information Security Officer provides a report to the Board on cybersecurity at each in-person Audit Committee meeting.

COVID-19 Response

During 2020, the Board regularly reviewed our response to COVID-19, which impacted all aspects of our business.

Oversight of Company Culture

The Board believes that our culture and our core corporate values of caring, global teamwork and continuous improvement are critical to our business success. It monitors the ongoing impact of those values and our culture in various ways, including by visiting our operations around the world and reviewing the results of employee engagement surveys and related responsive actions.

Succession Planning

The Board has extensive involvement in succession planning and people development, with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments. Regular reviews of professional training programs, benefit programs and career development processes assist the Board in guiding our people development initiatives.

Sustainability

We view sustainability as being critically important to our business. In November 2020, we announced our 2025 Sustainability & Social Impact Strategy, focusing on three ambitions—promoting well-being and inclusivity; helping people develop healthy habits; and preserving and improving the environment. These ambitions are supported by actionable targets consistent with our continued commitment to building environmental and social consciousness into our decision-making. Our sustainability efforts span all aspects of our business, including supply chain, marketing, innovation, customer development and people development. To provide incentives for Colgate people to integrate sustainability into business strategy and operations, our global sustainability initiatives are among the individual objectives used to determine the compensation for many of our senior managers. The Governance Committee oversees and receives regular updates on the implementation of our sustainability and social impact strategy, including our actions to preserve the environment, combat climate change and achieve our "net zero" sustainability targets. For more information regarding our sustainability and social impact ambitions and targets, see the inside back cover of this Proxy Statement and the Sustainability section of our website.

Diversity, Equity and Inclusion

We believe our people are crucial to our ongoing business success. We celebrate differences, promote an equitable and inclusive environment and value the contributions of all Colgate people. As a truly global company, we are working to ensure that our workforce reflects the diversity of the communities in which we live and work. We are committed to providing all of our employees with an equitable and inclusive work environment, learning opportunities and promotion and growth opportunities. A vital piece of our diversity, equity and inclusion strategy has been ensuring that our succession planning process incorporates the advancement of women and people of all cultures, including underrepresented communities. Our global diversity, equity and inclusion strategy aims to further advance our commitment to become an even more diverse, equitable and inclusive company through its four pillars of People, Community, Supplier Diversity and Communication. The Board receives regular updates on the implementation of our diversity, equity and inclusion strategy and initiatives. For more information about our diversity, equity and inclusion commitment and initiatives, including detail on the gender and racial/ethnic diversity of our organization, please see the Diversity, Equity and Inclusion section of our website.

> We want Colgate people around the world to feel like Colgate is a place where they belong, can be their authentic selves, feel treated with respect and have the support to impact the business and achieve their potential.

Directors are Stockholders

Director Compensation in Stock

On average, 79% of a non-employee director's compensation was paid in Colgate equity in 2020. For more information regarding director compensation, see "Compensation of Directors."

Significant Levels of Director Stock Ownership

Board members own significant amounts of Colgate stock. Under our stock ownership guidelines, independent directors are required to own stock equal in value to at least five times their annual share grant. For more information on director stock ownership, see "Stock Ownership—Stock Ownership of Directors and Executive Officers."

Established Policies Guide Governance and Business Integrity

Corporate Governance Guidelines

The corporate governance guidelines reflect the Board's views and Company policy regarding significant corporate governance issues, which the Board believes are best practice. As part of its ongoing review of best practices in corporate governance, the Board periodically reviews and updates the guidelines. A copy of the guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues," is available on our website.

Code of Conduct

The Board sponsors our Code of Conduct, which promotes the highest ethical standards in all of our business dealings. The Global Ethics and Compliance function, headed by a corporate officer who provides reports directly to the Audit Committee, oversees compliance with these standards and periodically reviews and updates the Code of Conduct in conjunction with our Global Legal Organization. The Code of Conduct applies to our directors and employees, including the CEO, the Chief Financial Officer and the Controller (who is our chief accounting officer), and satisfies the SEC's requirements for a code of ethics for senior financial officers. The Code of Conduct is available on our website.

Business Integrity Initiatives

The Board supports our efforts to effectively communicate our commitment to ethical business practices, which are led by our Global Ethics and Compliance function. To further this goal, all of our employees worldwide are required to annually certify that they understand and comply with the Code of Conduct. In addition, our executives and key managers worldwide participate in training programs regarding the Code of Conduct, Colgate's values, effective leadership and the applicable laws and regulations that govern our business practices around the world. Our directors also annually certify their compliance with the Code of Conduct.

Political Expenditures

As set forth in our Code of Conduct, we have a longstanding policy against making contributions to any political party or candidate. In addition, each year, we advise our U.S. trade associations of this policy to prevent the use of Company dues or contributions for any such expenditures and request that such associations that receive at least $10,000 annually from us confirm their compliance with this policy.

Restrictions on Hiring Audit Firm Employees

To bolster the independence of our independent registered public accounting firm and the integrity of our internal financial reporting and audit processes, we have a longstanding policy prohibiting us from hiring any partners or managers engaged in an audit of Colgate or any employees engaged in the corporate portion of an audit of Colgate from PricewaterhouseCoopers LLP, our independent registered public accounting firm, within five years of the end of their engagement without the approval of the Audit Committee.

Hedging and Pledging Policies

To further ensure that the interests of our directors, officers and senior managers are aligned with those of our stockholders, our hedging policy prohibits our directors, officers and employees who receive stock-based compensation from engaging in transactions to hedge against declines in the value of our stock, as further described in the CD&A. The policy also strongly discourages all other employees from entering into such transactions. Further, to prevent forced sales of Colgate stock by our directors and officers, we prohibit our directors and officers from pledging Colgate stock.

Clawback Policies

Our clawback policy permits us to recoup cash and equity-based incentive awards made to an officer subject to the policy if the financial results on which such awards were based are subsequently restated and such officer's intentional misconduct contributed to the restatement. In addition, our equity award agreements include non-competition, non-solicitation and non-interference restrictions in the event of an employee's departure from Colgate. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of equity awards.

Direct Access to Management

Management Participation at Board Meetings

Key senior managers regularly attend Board meetings. Topics are presented to the Board by the members of management who are most knowledgeable about the issue at hand irrespective of seniority. An open and informal environment allows dialogue to develop between directors and management, which often produces new ideas and areas of focus.

Direct Access to Management

The Board's direct access to management continues outside the boardroom in discussions and working groups with corporate officers, division presidents and other employees, often without the CEO present. Directors are invited to contact senior managers directly with questions and suggestions.

Ensuring Management Accountability

Performance-Based Compensation

We have linked the pay of our managers and employees at all levels to Colgate's performance. As described in greater detail in the CD&A, the P&O Committee adheres to this pay-for-performance philosophy, and stock-based incentive awards are a significant component of senior management's overall compensation.

CEO Evaluation Process

The Board's evaluation of the CEO is a formal annual process. The CEO is evaluated by the Board against the goals set each year, including both objective measures (such as earnings per share and organic sales growth) and subjective criteria reflective of our strategy and core values. As part of the overall evaluation process, the Board meets informally with the CEO to give feedback on a regular basis.

Board Practices Promote Effective Oversight

Board Size

Designed to maximize board effectiveness, our by-laws fix the number of directors between seven and 15. The number of directors is currently fixed at eleven, to be decreased to ten upon the completion of Dr. Gayle's current term, and ten directors have been nominated for election at the Annual Meeting.

Board Retirement Age

Our by-laws require that no director may stand for re-election after his or her 72nd birthday, which provides a mechanism for regular Board refreshment.

Directorship Limits

To ensure that directors are able to devote sufficient time to properly discharge their duties, our corporate governance guidelines provide that directors should not serve on more than three other public company boards. Directors are also required to seek the approval of the Governance Committee prior to joining any corporate board, providing a further mechanism for the Board to evaluate each director's other commitments and ensure they have sufficient availability.

Meeting Attendance

On average, the incumbent directors attended 99% of the meetings of the Board and the committees on which they served in 2020. No incumbent director attended less than 75% of these meetings.

Continuous Improvement Through Evaluation and Education

Board Self-Evaluation Process

Each year, the Board evaluates its performance against criteria that it has determined are important to its success. One or more of the following topics may be considered during such evaluations: financial oversight, succession planning, executive compensation, strategic planning, corporate governance, ethics and compliance and Board structure and role. The Board then considers the results of the evaluation and identifies steps to enhance its performance.

Board Committee Evaluations

Self-evaluations of each of the Board's committees are also conducted annually. The results of these evaluations are reviewed with each committee, and further enhancements are agreed for each committee.

Individual Director Evaluations

Complementing the Board and committee self-evaluations, the Board has also developed an individual director evaluation process to be used every three years. Using director effectiveness criteria selected by the Board following a review of external best practices, directors evaluate their peers and the resulting feedback is shared with individual directors by an external facilitator. This process, which the Board most recently conducted in 2020, enables directors to provide valuable feedback to one another and identifies areas of strength and areas of focus for enhanced effectiveness.

Ongoing Director Education

Outside experts periodically present to the Board on various subjects. During 2020, such subjects included executive compensation trends and environmental, social and governance reporting. From time to time, our directors also visit Colgate operations around the world, deepening their understanding of our business.

The Board of Directors

The Board oversees our strategy, business, assets, affairs, performance and financial integrity. In accordance with our longstanding practice, the Board is independent, consisting of a substantial majority of outside directors. Currently, the Board has eleven directors, with ten independent directors and one employee director, Noel R. Wallace, who is our President and CEO and Chairman of the Board. Ian Cook, the Company's former CEO, retired from his role as Executive Chairman of the Board effective April 1, 2020. Helene D. Gayle, who has served as a director since 2010, is not standing for reelection and will retire from the Board effective as of the Annual Meeting.

> The Board met **seven** times during 2020. On average, the incumbent directors attended
>
> # 99%
>
> of the meetings of the Board and the committees on which they served in 2020.

During 2020, the independent directors met in executive session without Mr. Wallace, Mr. Cook or other members of management present at every regularly scheduled Board meeting.

Director Diversity, Experience, Skills and Qualifications

The Board selects director candidates based on the recommendation of the Governance Committee. The Governance Committee identifies, screens and recruits potential candidates for membership on the Board of Directors, taking into account the needs of Colgate and the Board at the time. We have engaged a third-party international executive search firm to assist the Governance Committee in identifying and evaluating potential director candidates.

The Governance Committee seeks to compose a Board with members who have a broad range of experiences and skills and different perspectives, with a particular emphasis on enterprise leadership experience; relevant sector experience in our or a complementary industry, finance, regulatory and public service or digital, technology and innovation; international experience; corporate governance experience; diversity; educational achievement; and strong moral and ethical character. This variety and depth of experience enables the Board collectively to understand our global business and our consumers around the world and the directors individually to make significant contributions to the deliberations of the Board.

The Board has adopted a written statement, known as the Independent Board Candidate Qualifications and made available on our website, outlining the qualities sought in our directors. This statement, which was most recently updated in March 2021, is used by the Governance Committee in evaluating individual director candidates. It highlights the following skills and experiences, among others, as being important to creating an effective, well-rounded and diverse Board:

Experience, Skill or Qualification	Rationale
Enterprise Leadership—Is or has been the Chief Executive Officer, Chief Operating Officer or other high level executive at a complex public corporation or held a comparable position in the nonprofit sector or government and has experience with strategy and risk management and oversight.	Directors who have served in these roles possess exceptional leadership qualities and demonstrate a practical understanding of how large organizations operate, including strategic planning and risk management and oversight. They also have experience with talent management, including succession planning and people development.
Industry—Has experience in the fast-moving consumer goods industry or other complementary field, such as public health.	Directors with experience in the fast-moving consumer goods industry have experience with manufacturing, marketing and selling products and consumer engagement and therefore can provide valuable market and consumer insights, as well as contribute a broad understanding of industry trends. Directors with experience in complementary industries, such as public health, also bring important perspectives and knowledge to our business, including with respect to engagement with dental, veterinary and skin health professionals.
Finance—Has a background in finance, including an understanding of accounting and financial reporting processes and complex financial transactions.	We use a variety of financial metrics to measure our performance, and accurate financial reporting and accounting are critical to our success. Therefore, directors with financial experience, including an understanding of accounting and financial reporting processes, provide an essential oversight role.
Regulatory and Public Service—Has experience working in a highly regulated industry, such as pharmaceutical, health care or insurance, or relevant government, public policy, sustainability, academic or nonprofit experience.	Directors with experience in highly regulated industries bring valuable insights because our business requires compliance with a variety of regulatory requirements around the world. Directors with experience serving in or interacting with government and governmental organizations help strengthen our understanding of the impact governmental actions and socioeconomic trends can have on our business. In addition, directors with experience with social and environmental issues bring important perspectives to our business, including with respect to our sustainability and social impact strategy and initiatives such as our Bright Smiles, Bright Futures oral health education program.
Digital, Technology and Innovation—Has experience with eCommerce, digital marketing, cybersecurity, information technology or digital transformation, or relevant innovation experience including with new technologies, product development or scientific research.	We are focused on maximizing growth in eCommerce, using digital marketing as a way of reaching today's consumers and innovating to drive growth. Directors with experience in those fields are therefore able to provide insights that help us advance powerful commercial strategies in the rapidly changing digital and eCommerce landscapes. In addition, directors with expertise in cybersecurity, information technology or digital transformation, including analytics, enterprise software and machine learning, provide helpful oversight with respect to potential information security challenges and the use of technology to gain insights and drive efficiency of operations.
International—Has significant international experience, whether through managing international business operations or living and working outside the United States; an understanding of the language and culture of non-English speaking countries is also important.	Since approximately 70% of our net sales are generated outside the United States and we are focused on continuing to drive penetration in markets with growing populations, having directors with experience managing international operations is essential. Exposure to different cultural perspectives and practices is also important in helping us meet the needs of our global consumers in the over 200 countries and territories worldwide in which we compete.
Corporate Governance—Has sufficient applicable experience to understand fully the legal and other responsibilities of an independent director of a U.S.-based public company.	Good corporate governance accompanies and greatly aids our long-term business success, including by promoting transparency, accountability and promotion of stakeholder value. Having directors with experience serving as directors of other U.S. public companies helps ensure the Board deeply understands its roles and duties and we remain at the forefront of good corporate governance.

The Governance Committee expects each of our directors to have the personal qualities necessary to make a substantial contribution to the Board, including high moral and ethical standards, strong communication and interpersonal skills, a commitment to Colgate's success and the willingness and ability to devote sufficient time to discharge their duties. Prospective directors must also satisfy our director independence standards.

In addition, the Governance Committee has a policy of promoting diversity on the Board, as it believes the Board should constantly be striving to achieve the diversity of the communities in which we operate, including with respect to race, ethnicity, gender, sexual orientation, gender identity and cultural background. The Governance Committee implements this policy through its director recruitment efforts and assesses the effectiveness of the policy regularly through Board and committee self-evaluations. The Governance Committee strives to consider a diverse slate of candidates for every director search.

The Governance Committee will consider director candidates recommended by stockholders and others if such candidates meet our criteria for Board membership, evaluating them in the same manner in which the committee evaluates other candidates. Such recommendations should be made in writing to the Governance Committee or the Company Secretary and should include a description of the qualifications of the proposed candidate. Any of our stockholders may also nominate a director at a stockholders' meeting, and eligible stockholders may also nominate directors for inclusion in our proxy statement, in each case in accordance with the requirements of our by-laws relating to stockholder nominations as described in "Questions and Answers About Our Annual Meeting—Who nominates the directors?"

The table below provides a high-level summary of the particular skills and qualifications of each of the ten director nominees approved by the Governance Committee for election at the Annual Meeting. Biographical information and additional detail regarding the director nominees' particular skills and qualifications follows. The absence of a reference to a qualification for an individual director nominee does not mean that the nominee does not possess that qualification, but rather that it is not one of the specific qualifications for which the nominee has been proposed. All nominees except for Ms. Nelson have been directors since last year's annual meeting. Ms. Nelson, who joined the Board in March 2021, was recommended by a third-party international executive search firm.

Skill/Qualification	Enterprise Leadership	Industry	Finance	Regulatory and Public Service	Digital, Technology and Innovation	International	Corporate Governance	Diversity*
Noel R. Wallace	☑	☑	☑			☑	☑	
John P. Bilbrey	☑	☑	☑			☑	☑	
John T. Cahill	☑	☑	☑			☑	☑	
Lisa M. Edwards	☑		☑		☑	☑	☑	☑
C. Martin Harris		☑		☑	☑		☑	☑
Martina Hund-Mejean	☑		☑		☑	☑	☑	☑
Kimberly A. Nelson	☑	☑		☑		☑	☑	☑
Lorrie M. Norrington	☑		☑		☑	☑	☑	☑
Michael B. Polk	☑	☑	☑			☑	☑	
Stephen I. Sadove	☑	☑	☑			☑	☑	

* Ms. Edwards, Ms. Hund-Mejean, Ms. Nelson and Ms. Norrington are our female director nominees. Dr. Harris and Ms. Nelson identify as African-American and Ms. Norrington identifies as LGBTQ.

Noel R. Wallace — Chairman



Age: **56**

Director since **2019**

Committees:
None

Other Public
Company Directorships:
Former (During Past 5 Years):
**Kellogg Company
(until 2018)**

Mr. Wallace has been President and Chief Executive Officer of Colgate since April 2019 and Chairman of the Board since April 2020. He previously served as President and Chief Operating Officer of Colgate from 2018 until April 2019, with responsibility for all of our operating units worldwide. Mr. Wallace began his career at Colgate in 1987 and progressed through a series of senior management roles around the world. Prior to being appointed President and Chief Operating Officer, he served as Chief Operating Officer, Global Innovation & Growth and Hill's Pet Nutrition from 2016 to 2018, as President, Colgate Latin America from 2013 to 2016 and as President, Colgate North America and Global Sustainability from 2010 to 2013.

Skills and Qualifications:

Enterprise Leadership
Extensive operational leadership experience through service as President and Chief Executive Officer and Chief Operating Officer of Colgate.

Industry
In-depth knowledge of fast-moving consumer goods industry through over 30-year career at Colgate and expertise in marketing through leadership roles at Colgate.

International
Experience managing Colgate's international operations and living and working in foreign countries.

Finance
Strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Colgate.

Corporate Governance
Experience serving as a director of another U.S. public company.

John P. Bilbrey — Independent



Age: **64**

Director since **2015**

Committees:
**Finance (Chair),
Governance**

Other Public
Company Directorships:
**Campbell Soup Company
(since 2019)
Elanco Animal Health
Incorporated
(since 2019)
Tapestry, Inc.
(since April 2020)**
Former (During Past 5 Years):
**The Hershey Company
(until 2018)**

Mr. Bilbrey served as President and Chief Executive Officer of The Hershey Company ("Hershey"), a multinational consumer food company, from 2011 until his retirement in 2017. He also served as Chairman of the Board of Directors of Hershey from 2015 to 2017 and as Non-Executive Chairman from 2017 to 2018. Mr. Bilbrey joined Hershey as Senior Vice President, President Hershey International in 2003 and served as Senior Vice President, President Hershey North America from 2007 to 2010 and as Executive Vice President and Chief Operating Officer from 2010 to 2011. Prior to joining Hershey, Mr. Bilbrey held executive positions at Mission Foods and Danone Waters of North America, Inc., a division of Groupe Danone, and previously spent 22 years at The Procter & Gamble Company ("Procter & Gamble"). Mr. Bilbrey also serves on the Kansas State University Foundation Board of Directors.

Skills and Qualifications:

Enterprise Leadership
Extensive operational leadership experience through service as Chief Executive Officer and Chief Operating Officer of Hershey.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Hershey and Procter & Gamble and expertise in marketing through leadership roles at consumer-focused companies.

International
Experience managing Hershey's international operations and living and working in foreign countries.

Finance
Strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Hershey.

Corporate Governance
Experience serving as a director of other U.S. public companies.

John T. Cahill



Age: **63**

Director since **2005**

Committees:
Audit (Chair), P&O

Other Public
Company Directorships:
American Airlines Group Inc. (since 2013)
The Kraft Heinz Company (since 2015)

Independent

Mr. Cahill has served as Vice Chairman of The Kraft Heinz Company, a multinational food and beverage company, since 2015 after serving as Chairman and Chief Executive Officer of Kraft Foods Group, Inc. ("Kraft") from 2014 until its merger with H.J. Heinz Holding Corporation in 2015. Mr. Cahill previously served as Executive Chairman of Kraft from 2012, when Kraft was spun off from Kraft Foods Inc. ("Kraft Foods"), until 2014, when he was elected Non-Executive Chairman. He served as Executive Chairman of Kraft Foods North America in 2012. Mr. Cahill was an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 through 2011. He previously served The Pepsi Bottling Group, Inc. ("PBG") in a variety of leadership positions culminating in Chairman and Chief Executive Officer. He also held multiple senior financial and operating leadership positions at PepsiCo Inc. ("PepsiCo").

Skills and Qualifications:

Finance
Strong knowledge of business finance and financial statements through service as Chief Financial Officer of PBG, Kentucky Fried Chicken and Pepsi-Cola North America and as Senior Vice President and Treasurer of PepsiCo.

Enterprise Leadership
Extensive operational leadership experience through service as Chairman and Chief Executive Officer of Kraft and as Chairman and Chief Executive Officer of PBG.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Kraft and nearly 20-year career at PepsiCo and PBG.

International
Experience managing international operations for PBG.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Lisa M. Edwards



Age: **53**

Director since **2019**

Committees:
Finance, Governance

Other Public
Company Directorships:
None

Independent

Ms. Edwards has served as President and Chief Operating Officer of Diligent Corporation ("Diligent"), a governance software company, since October 2020. Prior to joining Diligent, she served as Executive Vice President, Strategic Business Operations, Customer and Partner Engagement of Salesforce.com, Inc. ("Salesforce"), an enterprise software company, from 2017 to October 2020. She joined Salesforce in 2012 as Executive Vice President, Finance, Head of Global Corporate Services and Chief Procurement Officer. Ms. Edwards previously served in several senior management roles at Visa Inc. ("Visa"), including as Senior Vice President and Head of Global Business Development and IP Strategy. Prior to that, she was an entrepreneur after starting her career at Bain & Company.

Skills and Qualifications:

Digital, Technology and Innovation
Significant experience with information technology, including data and cybersecurity, eCommerce and digital transformation through service at Diligent, Salesforce and other companies.

Enterprise Leadership
Extensive operational leadership experience as President and Chief Operating Officer of Diligent and as head of various functions at Salesforce and Visa.

Finance
Strong knowledge of business finance and financial statements through oversight of operating budgets at Diligent and through service as Executive Vice President, Finance at Salesforce.

International
Experience managing global functions for Diligent, Salesforce and Visa and living and working in foreign countries.

Corporate Governance
Strong knowledge of corporate governance practices through service as President and Chief Operating Officer of Diligent, a governance software company.

C. Martin Harris — Independent



Age: **64**

Director since **2016**

Committees:
Governance, P&O

Other Public
Company Directorships:
**Invacare Corporation
(since 2003)
MultiPlan Corporation
(since January 2021)
Thermo Fisher Scientific
Inc. (since 2012)**
Former (During Past 5 Years):
**Healthstream, Inc.
(until February 2021)**

Dr. Harris has served as Associate Vice President of the Health Enterprise and Chief Business Officer of the Dell Medical School at The University of Texas at Austin since 2016. Dr. Harris previously served as Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation, a non-profit academic medical center, and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine from 1996 to 2016. Additionally, from 2000 to 2016, he was Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the internet. Prior to joining the Cleveland Clinic, Dr. Harris spent 14 years with the School of Medicine at the University of Pennsylvania.

Skills and Qualifications:

Regulatory and Public Service
Extensive leadership experience in the public health field through positions at the Dell Medical School and the Cleveland Clinic.

Digital, Technology and Innovation
Significant experience with information technology, including data and cybersecurity, through service at the Dell Medical School, the Cleveland Clinic and the University of Pennsylvania.

Industry
In-depth knowledge of and expertise in the public health field, a complementary industry.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Martina Hund-Mejean — Independent



Age: **60**

Director since **2020**

Committees:
Audit, Finance

Other Public
Company Directorships:
**Prudential Financial, Inc.
(since 2010)
Royal Dutch Shell plc
(since May 2020)**

Ms. Hund-Mejean served as Chief Financial Officer of Mastercard Inc. ("Mastercard"), a technology company in the global payments industry, from 2007 until her retirement in 2019. Prior to joining Mastercard, Ms. Hund-Mejean served as Senior Vice President and Treasurer of Tyco International Ltd. ("Tyco") from 2002 to 2007 and Senior Vice President and Treasurer of Lucent Technologies Inc. ("Lucent") from 2000 to 2002. She previously held a series of finance positions of increasing responsibility at General Motors Company from 1988 to 2000. Ms. Hund-Mejean began her career as a credit analyst at Dow Chemical in Germany.

Skills and Qualifications:

Finance
Strong knowledge of business finance and financial statements through service as Chief Financial Officer of Mastercard, Senior Vice President and Treasurer of Tyco and Lucent and various positions at General Motors Company.

Digital, Technology and Innovation
Significant experience with information technology, including data and cybersecurity, as Chief Financial Officer of Mastercard.

International
Experience managing global functions for Mastercard, Tyco and Lucent, serving as a director of Royal Dutch Shell, a public company incorporated and headquartered outside the U.S., and living and working in foreign countries (native of Germany).

Enterprise Leadership
Extensive operational leadership experience as Chief Financial Officer of Mastercard.

Corporate Governance
Experience serving as a director of other public companies.

Kimberly A. Nelson   **Independent**



Age: **58**

Director since **2021**

Committees:
None

Other Public
Company Directorships:
**Cummins Inc.
(since October 2020)
Tate & Lyle PLC
(since 2019)**

Ms. Nelson served as Senior Vice President, External Relations of General Mills Inc. ("General Mills"), a multinational food company, from 2010 until her retirement in 2018. In this global role, she led sustainability, consumer relations, corporate branding and communications, government affairs and public policy and external stakeholder relations for General Mills. Ms. Nelson also served as President of the General Mills Foundation from 2011 until 2018. Previously, she held several senior brand and general management roles during her nearly 30-year career at General Mills, including serving as President of the Snack Food Division from 2004 to 2010.

Skills and Qualifications:

Enterprise Leadership
Extensive operational leadership experience through service as President of General Mills's Snack Food Division and other management positions at General Mills.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at General Mills and expertise in marketing through leadership roles at General Mills.

Regulatory and Public Service
Significant experience with sustainability, government affairs and public policy through role as Senior Vice President, External Relations at General Mills.

International
Experience managing global functions for General Mills and serving as a director of Tate & Lyle, a public company incorporated and headquartered outside the U.S.

Corporate Governance
Experience serving as a director of other public companies.

Lorrie M. Norrington   **Independent**



Age: **61**

Director since **2015**

Committees:
Audit, Finance

Other Public
Company Directorships:
**Asana, Inc.
(since September 2020)
Autodesk, Inc.
(since 2011)
HubSpot, Inc.
(since 2013)**
Former (During Past 5 Years):
**Eventbrite, Inc.
(until August 2020)**

Ms. Norrington has served as an Operating Partner of Lead Edge Capital LLC, a growth equity investment firm, since 2012. Ms. Norrington previously served in several senior management roles at eBay from 2005 to 2010, including President of Global eBay Marketplaces, Chief Operating Officer of eBay Marketplaces, President of eBay International and CEO of Shopping.com. Prior to joining eBay, Ms. Norrington held senior positions at Intuit Inc. ("Intuit"). Prior to Intuit, she was a company officer and held a number of global operating roles, including CEO of GE FANUC, at General Electric Company ("General Electric") over an almost 20-year period.

Skills and Qualifications:

Digital, Technology and Innovation
Significant experience with information technology, including data and cybersecurity, eCommerce, digital marketing and machine learning through service at eBay and Intuit and advisory work for other technology companies.

Enterprise Leadership
Extensive operational leadership experience through service as President and Chief Operating Officer of eBay Marketplaces and as head of various operating divisions at General Electric.

Finance
Strong knowledge of business finance and financial statements through oversight of operating budgets at various companies.

International
Experience managing international operations for eBay and global businesses for General Electric.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Michael B. Polk

Independent



Age: **60**

Director since **2014**

Committees:
Governance, P&O (Chair)

Other Public
Company Directorships:
**Logitech International S.A.
(since 2019)**
Former (During Past 5 Years):
**Newell Brands Inc.
(until 2019)
Newell Rubbermaid Inc.
(until 2016)**

Mr. Polk has been an Advisory Director to Berkshire Partners LLC ("Berkshire"), a private investment firm, since February 2020. He became the Chief Executive Officer of a Berkshire portfolio company, Implus LLC ("Implus"), a fitness and outdoor accessories provider, in February 2020, where he also serves on the Board of Directors. Mr. Polk previously served as President and Chief Executive Officer of Newell Brands Inc. and its predecessor, Newell Rubbermaid Inc. (together, "Newell"), a multinational consumer goods company, from 2011 until 2019. Prior to Newell, Mr. Polk held a series of executive positions at Unilever, including President, Global Foods, Home and Personal Care, and at Kraft Foods, where he served as President, Asia Pacific Region, Kraft Foods International and President, Nabisco Biscuit & Snacks, Kraft Foods North America. He started his career at Procter & Gamble.

Skills and Qualifications:

Enterprise Leadership
Extensive operational leadership experience through service as Chief Executive Officer of Newell and Implus and as head of various operating divisions of Unilever and Kraft Foods.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Newell, Unilever, Kraft Foods and Procter & Gamble and expertise in marketing through leadership roles at consumer-focused companies.

International
Experience managing Newell's, Unilever's and Kraft Foods' international operations.

Finance
Strong knowledge of business finance and financial statements through oversight of operating budgets at various companies and operating budgets and financial statements at Newell.

Corporate Governance
Experience serving as a director of other public companies.

Stephen I. Sadove

Independent, Lead Director



Age: **69**

Director since **2007**

Committees:
Audit, P&O

Other Public
Company Directorships:
**Aramark (since 2013)
Movado Group, Inc.
(since 2018)
Park Hotels & Resorts Inc.
(since 2017)**
Former (During Past 5 Years):
**Ruby Tuesday, Inc.
(until 2017)
J.C. Penney Company, Inc.
(until 2016)**

Mr. Sadove became a founding partner of JW Levin Management Partners LLC, a private equity firm, in 2015. He has also served as Principal of Stephen Sadove and Associates, which provides consulting services to the retail industry, since 2013. Mr. Sadove served as Chairman and Chief Executive Officer of Saks Incorporated ("Saks") from 2007 until 2013. He joined Saks as Vice Chairman in 2002, served as Chief Operating Officer from 2004 to 2006 and was named Chief Executive Officer in 2006. Previously, Mr. Sadove worked for Bristol-Myers Squibb, which he joined in 1991 as President of Clairol in the United States. He later gained additional responsibility for the consumer businesses in Canada, Europe, the Middle East, Africa and Latin America. In 1996, he was named President of Bristol-Myers Squibb's worldwide beauty care business and was later named a senior vice president with additional responsibility for Mead Johnson Nutritionals. Mr. Sadove also serves as Chairman of the Board of Hamilton College.

Skills and Qualifications:

Enterprise Leadership
Extensive operational leadership experience through service as Chief Executive Officer of Saks and as head of various operating divisions at Bristol-Myers Squibb.

Industry
In-depth knowledge of fast-moving consumer goods industry through experience at Bristol-Myers Squibb and expertise in marketing through leadership roles at consumer-focused companies.

Finance
Strong knowledge of business finance and financial statements through oversight of operating budgets at various companies and operating budgets and financial statements at Saks.

International
Experience managing Bristol-Myers Squibb's international operations.

Corporate Governance
Experience serving as a director of other U.S. public companies.

Director Independence

As described above, the Board has adopted director independence standards that are stricter than those required by the listing standards of the NYSE. Specifically, a director is not considered independent if the director has any relationship with Colgate or our senior management or with another director or any other person that in the Board's judgment may impair the director's ability to make independent judgments. Such relationships could include voting arrangements or personal, economic or professional ties between a director and an officer of Colgate, another Colgate director or a significant stockholder of Colgate. Relationships and transactions (direct or indirect) that would preclude independence include:

- current or former employment with Colgate;
- affiliation with Colgate's advisors;
- compensation from Colgate (other than director fees);
- material business relationships with Colgate;
- loans between directors and Colgate or our senior management;
- material investments with Colgate or our officers;
- joint investments with Colgate's officers or other directors;
- leadership roles in charitable organizations that receive significant support from Colgate;
- affiliation or employment with a present or former Colgate auditor; and
- service on interlocking boards of directors or compensation committees.

A copy of the complete independence standards is available on our website.

In making its determination regarding the independence of each non-employee director, the Board considers any transactions, relationships or arrangements as required by our director independence standards. Based on these standards, the Board has determined that each current director, other than Mr. Wallace, who is our Chairman, President and CEO, is independent as there were no transactions, relationships or arrangements of the types described in our director independence standards.

Certain Relationships and Related Transactions

We have a longstanding policy prohibiting our directors, officers and employees from entering into transactions that present actual or potential conflicts of interest. This policy is reflected in our Code of Conduct, Business Practices Guidelines and Director Independence Standards. In addition, the Board has adopted a written policy regarding related person transactions which supplements these policies by establishing additional procedures for monitoring and reviewing and, if appropriate, approving or ratifying, these types of transactions. The policy covers any "related person transaction," as defined under SEC rules, which generally includes any transaction, arrangement or relationship involving more than $120,000 in which we or any of our subsidiaries was, is or will be a participant and in which a "related person" had, has or will have a direct or indirect material interest. "Related persons" means directors and executive officers and their immediate family members, and stockholders owning five percent or more of our outstanding stock.

Our Corporate Legal Department, together with the Controller's Department, is responsible for monitoring compliance with these policies and procedures. In the rare instance where a related person transaction is determined to provide a material benefit to Colgate and our stockholders, the transaction must be submitted to the independent directors of the Board for their review. Only the independent directors of the Board may approve or ratify the transaction in accordance with the procedures for review and approval or ratification described in the policy. In the course of its review of related person transactions, the independent directors of the Board will consider all of the relevant facts and circumstances that are available to them, including but not limited to: (i) the benefits to Colgate; (ii) in a transaction involving a director, the impact on the director's independence; (iii) the availability of other sources for comparable products or services; (iv) the terms of the transaction; and (v) whether the transaction is proposed to be on terms more favorable to Colgate than terms that could have been reached with an unrelated third party.

Lisa M. Edwards, who is one of our directors, served as Executive Vice President, Strategic Business Operations, Customer and Partner Engagement of Salesforce until October 2020. During 2020, in the ordinary course of business, we purchased software licenses from Salesforce and its subsidiaries on arm's length terms, totaling approximately $1.7 million. In accordance with our related person transaction policy described above, these transactions were reviewed and approved by the independent directors of the Board.

Based on our review of Company transactions, there were no other transactions considered to be a related person transaction during 2020.

Compensation Committee Interlocks and Insider Participation

During 2020, the following directors were members of the P&O Committee: Drs. Gayle and Harris and Messrs. Cahill, Polk and Sadove. None of the members of the P&O Committee has been an officer of Colgate and none was an employee of Colgate during 2020, and none had any relationship with us or any of our subsidiaries during 2020 that would be required to be disclosed as a related person transaction. None of our executive officers has served on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on our Board or the P&O Committee.

Board Structure and Responsibilities

Board Leadership Structure

The Governance Committee regularly reviews Board leadership trends and has determined that, at this time, combining the positions of Chairman and Chief Executive Officer is best for us. **Our current Board leadership structure consists of:**

Noel R. Wallace	**Stephen I. Sadove**
Chairman, President and CEO	Independent Lead Director

Our Board structure ensures robust, independent oversight. Our active and independent Board, with our robust Lead Director role and independent committee chairs and committees, ensures that the Board, and not the Chairman alone, determines the Board's focus. The Chairman is guided by these strong independent leaders and having our CEO serve as the Chairman creates a bridge to management that helps provide the Board with the management support it needs. Based on these considerations, the Board believes that this is the best leadership structure for us at this time and that, operating under this structure, the Board will continue to effectively guide Colgate and represent the interests of our stakeholders.

Board Effectiveness The Board works very effectively together	**Board Committees** The Board's committees are composed solely of, and chaired by, independent directors
Board Independence **9** of 10 director nominees are independent	**Executive Sessions** The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without any members of management present, which are chaired by the independent Lead Director

We have had an independent lead director since 2003. We have long been committed to having an independent lead director, having established the position of Presiding Director in 2003 and expanded the role in 2006. Renamed in early 2012 in connection with a review of external practice, the role of the Lead Director is to:

- preside at all meetings of the Board at which the Chairman is not present (including the executive sessions of the independent directors);
- serve as interim Chairman if the Chairman is unable to perform his or her duties;
- establish agendas for the executive sessions of the independent directors in consultation with the other directors;
- serve as liaison between the independent directors and the Chairman, President and CEO (although all independent directors are encouraged to communicate freely with the Chairman, President and CEO and other members of management at any time);
- review and approve information to be sent to the Board;

- review and approve proposed Board meeting agendas;
- review and approve meeting schedules to help ensure there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent directors, as appropriate;
- authorize the retention of outside advisors and consultants who report directly to the independent directors on Board issues;
- be available (as deemed appropriate by the Board) for consultation and direct communication with stockholders; and
- perform such other duties as the Board may specify from time to time.

The Lead Director serves a three-year term, beginning at the meeting of the Board of Directors immediately following the Annual Meeting of Stockholders unless an earlier appointment is required by reason of vacancy or otherwise. The Governance Committee nominates a candidate for Lead Director from among the independent directors, and the affirmative vote of a majority of the independent directors is required to appoint the nominee proposed by the Governance Committee.

Committees of the Board of Directors

The Board has four standing committees: the Audit Committee, the Finance Committee, the Governance Committee and the P&O Committee. A summary of the responsibilities of these committees is set forth below. The committee charters are available on our website.

Committee Membership

Director	Audit	Finance	Nominating, Governance and Corporate Responsibility[1]	Personnel and Organization
Noel R. Wallace Chairman of the Board				
John P. Bilbrey Independent		Chair	Member	
John T. Cahill Independent	Chair			Member
Lisa M. Edwards Independent		Member	Member	
Helene D. Gayle Independent			Chair	Member
C. Martin Harris Independent			Member	Member
Martina Hund-Mejean Independent	Member	Member		
Kimberly A. Nelson[2] Independent				
Lorrie M. Norrington Independent	Member	Member		
Michael B. Polk Independent			Member	Chair
Stephen I. Sadove Independent, Lead Director	Member			Member
Number of meetings held in 2020	7	5	5	5

● Member ● Chair

[1] Since Dr. Gayle is not standing for reelection, a new chair of the Nominating, Governance and Corporate Responsibility Committee will be appointed following the Annual Meeting.

[2] Ms. Nelson, who became a director in 2021, is expected to be appointed to committees in 2021.

Audit Committee

7 MEETINGS in 2020

Members

John T. Cahill (Chair)
Martina Hund-Mejean
Lorrie M. Norrington
Stephen I. Sadove

All members of the Audit Committee are independent directors and audit committee financial experts.

Role and Responsibilities

- Assists the Board in its oversight of management's fulfillment of its financial reporting and disclosure responsibilities and its maintenance of an appropriate internal control system.
- Appoints the independent registered public accounting firm and oversees the activities of our Internal Audit function and the Global Ethics and Compliance function.
- Assists the Board in its oversight of our enterprise risk management process, including cybersecurity.

The Board has determined that all members of the Audit Committee are "independent," as required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the listing standards of the NYSE and our own, stricter director independence standards, and are "audit committee financial experts" as that term is defined under SEC rules.

Finance Committee

5 MEETINGS in 2020

Members

John P. Bilbrey (Chair)
Lisa M. Edwards
Martina Hund-Mejean
Lorrie M. Norrington

All members of the Finance Committee are independent directors.

Role and Responsibilities

- Oversees our financial policies and practices, reviews our budgets and makes recommendations to the Board on financial and strategic matters, including major strategic investments and other transactions.
- Oversees our capital structure, our productivity initiatives and our Finance, Treasury, Tax and related functions.

Nominating, Governance and Corporate Responsibility Committee

5 MEETINGS
in 2020

Members

Helene D. Gayle (Chair)
John P. Bilbrey
Lisa M. Edwards

C. Martin Harris
Michael B. Polk

All members of the Governance Committee are independent directors.

Role and Responsibilities

- Recommends nominees for the Board and develops and implements formal Board self-evaluation procedures.
- Makes recommendations to the Board regarding Board and committee structure, corporate governance and director compensation.
- Oversees our sustainability, social responsibility and corporate citizenship matters.

Director Compensation

The Governance Committee's director compensation recommendation process is described in greater detail on page 25. The Governance Committee does not delegate any of its authority in making director compensation recommendations.

Personnel and Organization Committee

5 MEETINGS
in 2020

Members

Michael B. Polk (Chair)
John T. Cahill
Helene D. Gayle

C. Martin Harris
Stephen I. Sadove

All members of the P&O Committee are independent directors.

Role and Responsibilities

- Appointed by the Board to act on its behalf with respect to overseeing personnel and organizational matters, including the compensation of our executives.
- Recommends and approves, with the participation and concurrence of the other independent directors of the Board, the compensation of the CEO.
- Reviews and approves the compensation recommended by our Global Human Resources function and CEO for our other executive officers in accordance with the compensation programs described in the CD&A.

Compensation Consultants

The P&O Committee periodically retains the services of outside compensation consultants to provide it with objective, third-party advice on the appropriateness of our compensation of the CEO and other senior executives. The P&O Committee has adopted a written policy regarding its selection and use of outside compensation consultants, a copy of which is available on our website. The policy contains the following key principles:

- The P&O Committee selects all outside compensation consultants that provide advice to it, and directly retains and compensates such consultants, who report to and are solely responsible to the committee.
- Such consultants may not provide any other services to Colgate unless these are expressly approved by the P&O Committee in advance. The P&O Committee will approve such other services only if it concludes that providing them will not impair the ability of the consultant to provide objective and independent advice to the committee.

The P&O Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") to advise it with respect to the CEO's compensation and such other matters as the P&O Committee may direct. Neither FW Cook nor any of its affiliates provides any other services to Colgate. FW Cook works directly with the P&O Committee and its chair and meets with the P&O Committee in executive session. The P&O Committee conducted an assessment of whether the work of FW Cook during 2020 generated any conflict of interest, within the meaning of SEC rules, and concluded it did not.

Compensation Data

During 2020 and early 2021, our Global Human Resources function purchased executive compensation survey data from Mercer Human Resources Consulting, Aon, Willis Towers Watson and Equilar and used Aon to provide change-in-control and similar calculations for this Proxy Statement. These providers were chosen because they are the leading providers in their fields and have global capabilities and/or consumer products industry experience.

Board Role in Risk Oversight

We have established a systematic and thorough risk management process, which is designed to identify, assess and prioritize risks that threaten achievement of our strategic and operating objectives.

Role of the Board

- The Board is responsible for overseeing the risk management process to ensure that it is properly designed, well-functioning and consistent with our overall corporate strategy.
- The full Board or an appropriate committee thereof oversees the top individual risk areas, with presentations to the Board and relevant committees made throughout the year.
- **Key risk areas overseen by the full Board include strategic and regulatory risks.**

Key Responsibilities of Board Committees

Audit Committee

- Responsible for overall risk oversight, though all Board members attend Audit Committee meetings and participate in risk management discussions.
- Oversees the enterprise risk management process and the implementation of appropriate risk monitoring and management systems.
- Oversees risks associated with cybersecurity and data loss prevention, financial reporting, legal matters (including data privacy, competition law and ethics and compliance) and material sourcing.

Finance Committee

- Oversees risks associated with foreign exchange, natural disasters and commodities.

Governance Committee

- Oversees risks related to sustainability, social responsibility and corporate governance practices and director selection and compensation.

P&O Committee

- Oversees risks related to succession planning.
- Oversees an annual risk assessment of our compensation policies and practices, which is conducted by our Global Human Resources executives and our Chief Financial Officer and reviewed by the Board's independent compensation consultant and focuses primarily on the design of the incentive compensation programs and the degree to which such programs appropriately balance enterprise risk and compensation.

Cybersecurity

The Board is particularly focused on cybersecurity. Specific responsibility for cybersecurity oversight is delegated to the Audit Committee, and four directors have considerable experience in this area.

Role of Management

- The responsibility for the day-to-day management of risk lies with Colgate's management. Each year, our Enterprise Risk Management Committee, which is comprised of a cross-functional group of our most senior executives, identifies what it believes are the top individual risks facing Colgate. These risks are then reviewed with the Board.
- The Enterprise Risk Management Committee meets at least quarterly to review the prioritization of the identified risks.
- Our chief risk officer (the Chief Financial Officer) and other members of senior management responsible for the day-to-day management of the top individual risk areas present directly to the Board and its committees regularly throughout the year.

Stockholder Engagement

We believe it is important to engage with investors to better understand their priorities and therefore have developed a robust annual stockholder engagement program. Each year, we engage with a significant and diverse group of our stockholders on topics important to our stockholders as well as the Company. Such topics may include our business strategy and initiatives, executive compensation, Board composition and governance practices, as well as environmental and social topics such as human capital management, diversity, equity and inclusion and sustainability. To the extent we receive stockholder proposals in connection with a given year's annual meeting of stockholders, we also include a discussion of those proposal topics in our engagements for the following year. In addition, our Investor Relations team, together with members of senior management, regularly meet with investors and participate in investor conferences and presentations.

Feedback received through management's discussions with investors, as well as engagement with proxy advisory firms that represent the interests of a wide array of stockholders, is reported to and discussed with the Board. Our Lead Director is also available, as deemed appropriate by the Board, for consultation and direct communication with stockholders, and all stockholders may contact any of our directors using the process described below under "Communications to the Board of Directors." The Board values stockholder feedback on all governance and compensation matters.

Recent Engagement Highlights

Since our 2020 Annual Meeting of Stockholders, representatives of our Global Human Resources, Investor Relations, Global Legal and Sustainability functions have reached out to a variety of institutional investors, including index, actively managed and public pension funds, based in and outside the United States, representing approximately 40% of our Common Stock.

Focus Areas

- Our business strategy
- Human capital management
- Diversity, equity and inclusion
- The COVID-19 component of our 2020 annual incentive program
- Changes to our long-term incentive compensation program
- Our sustainability and social impact strategy

We also discussed with these investors their views regarding the stockholder proposals we received in connection with our 2020 Annual Meeting of Stockholders:

- Independent Board Chair – we found that, of the investors with whom we engaged, a majority of the voting power they represented did not support an independent Board Chair requirement for Colgate. This feedback, combined with the fact that a majority of the votes cast on the proposal at the 2020 Annual Meeting of Stockholders voted against the proposal, led the Board to determine that it was not in the Company's or our stockholders' interest to implement the proposal.

- Ownership Threshold to Call a Special Meeting – we found that, of the investors with whom we engaged, a majority of the voting power they represented opposed lowering the threshold from its current 25% to 10%, as the proposal had requested. This feedback, combined with the fact that a majority of the votes cast on the proposal at the 2020 Annual Meeting of Stockholders voted against lowering the threshold, led the Board to determine that maintaining Colgate's existing 25% threshold continued to be appropriate.

Communications to the Board of Directors

Stockholders and other interested parties are encouraged to communicate directly with our independent directors by sending an email to directors@colpal.com or by writing to Directors, c/o Office of the Chief Legal Officer, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022. Stockholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address. Such communications are handled in accordance with the procedures described on our website.

Significant concerns and questions relating to accounting, internal accounting controls or auditing matters are promptly brought to the attention of the Audit Committee chair and handled in accordance with the procedures established by the Audit Committee. Under these procedures, our Global Ethics and Compliance function, in conjunction with our Internal Audit and Corporate Legal departments, addresses these concerns in accordance with the directions of the Audit Committee chair. The Audit Committee chair approves recommendations regarding the handling of each matter, oversees any investigations and approves the disposition of each matter. The Audit Committee chair may, in his or her discretion, engage outside counsel and other independent advisors. The Audit Committee receives quarterly updates regarding other concerns or questions relating to accounting, internal accounting controls or auditing matters.

Concerns relating to accounting, internal accounting controls or auditing matters may also be reported to the Global Ethics and Compliance function by telephone, facsimile and email as follows: 24-hour EthicsLine: (800) 778-6080 (toll-free from the United States, Canada and Puerto Rico) or (212) 310-2330 (collect from all other locations); facsimile number: (212) 310-3745; and email: ethics@colpal.com.

We strictly prohibit retaliation against any individual who reports in good faith to the Company or the directors information concerning potential violations, or who participates in good faith in any investigation or proceeding by the Company or a government agency. Concerns may be submitted to the Company or the directors on an anonymous basis through their postal address or through the 24-hour EthicsLine numbers maintained by the Global Ethics and Compliance function. If requested, we will keep information submitted confidential, subject to the need to conduct an effective investigation and take appropriate action or as otherwise required by applicable law.

Compensation of Directors

Compensation for the non-employee directors is set by the Board at the recommendation of the Governance Committee. The Governance Committee seeks to set director compensation levels to ensure non-employee directors are paid competitively for their time commitment and responsibilities. A market competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. The substantial majority of the compensation paid to the non-employee directors is in the form of fixed-value annual grants of Colgate equity pursuant to the stockholder-approved Colgate-Palmolive Company 2019 Incentive Compensation Plan (the "2019 Plan"), which helps foster commonality of interest between the directors and our stockholders.

In making recommendations to the Board regarding director compensation, the Governance Committee annually reviews information provided by the Global Human Resources function regarding recent trends in director compensation and comparison data regarding peer company practices in the compensation comparison group discussed in the CD&A. The Global Human Resources function purchases subscriptions from the National Association of Corporate Directors, Aon and Equilar, from which they receive such comparison data. Based on its review of the information provided by the Global Human Resources function, the Governance Committee determines whether to recommend to the Board any changes in the director compensation program. Based on the 2020 review, the Governance Committee and the Board determined not to make any changes to the director compensation program.

In 2020, non-employee director compensation consisted of the following, as applicable:

Annual Share Grant	Shares of Common Stock equal in value to $180,000
Annual Retainer	$65,000
Stock Option Grant	Options to purchase shares of Common Stock equal in value to $45,000
Lead Director Retainer	$20,000
Committee Chair Retainers	$5,000 for the chair of each committee
Expenses and Benefits	Reimbursement of travel and related expenses incurred in attending meetings; life and travel/accident insurance; and Charitable Matching Gifts Program available to U.S. employees as described below

Neither Mr. Wallace nor Mr. Cook, who served as our Executive Chairman until his retirement in April 2020, received any compensation for serving on the Board in 2020.

Deferral of Compensation

Under the 2019 Plan, directors may elect to defer all or a part of their annual stock compensation. Deferred stock compensation is credited to a stock unit account, the value of which reflects changes in the market price of our Common Stock and dividends paid. No interest is paid on deferred balances. The directors also may elect to receive cash in lieu of up to 25% of the shares of our Common Stock granted and not deferred under the 2019 Plan.

Directors may elect to defer all or a part of their cash compensation under the Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors. As with the 2019 Plan, deferred fees are credited to a stock unit account, the value of which reflects changes in the market price of our Common Stock and dividends paid. No interest is paid on deferred balances. Under both plans, distributions are made in shares of our Common Stock in annual installments or by lump sum in accordance with the distribution election made by the director.

The tables included below under "Director Compensation" and in "Stock Ownership—Stock Ownership of Directors and Executive Officers" include information concerning directors who have elected to defer their fees.

Director Compensation Governance Features

Under our stock ownership guidelines, independent directors are required to own stock equal in value to at least five times their annual share grant. Directors have five years from the date of their initial election to achieve required ownership levels. Compliance with these guidelines is evaluated on an annual basis. All of the directors are in compliance with this policy. For more information on director stock ownership, see "Stock Ownership—Stock Ownership of Directors and Executive Officers." Directors are also prohibited from engaging in transactions to hedge against declines in the value of our stock and from pledging Colgate stock, as further described in the CD&A. During 2020, all of the directors were in compliance with both the anti-hedging and anti-pledging policies.

Director Compensation

The following table shows the compensation earned by each non-employee director in 2020.

Name[1] (a)	Fees Earned or Paid in Cash ($)[2] (b)	Stock Awards ($)[3] (c)	Option Awards ($)[4] (d)	All Other Compensation ($)[5] (g)	Total ($) (h)
Charles A. Bancroft[6]	16,250	—	—	85	16,335
John P. Bilbrey	70,000[7]	179,972[7]	44,999	511	295,482
John T. Cahill	70,000	179,972	44,999	511	295,482
Lisa M. Edwards	109,958[8]	135,013[8]	44,999	296	290,266
Helene D. Gayle	70,000[7]	179,972[7]	44,999	511	295,482
C. Martin Harris	109,958[8]	135,013[8]	44,999	511	290,481
Martina Hund-Mejean[9]	86,215[8]	112,534[8]	37,493	8,329	244,571
Lorrie M. Norrington	65,000[7]	179,972[7]	44,999	5,511	295,482
Michael B. Polk	70,000	179,972	44,999	394	295,365
Stephen I. Sadove	85,000	179,972	44,999	8,812	318,783

NOTES TO THE DIRECTOR COMPENSATION TABLE

[1] Ian Cook, who served as our Executive Chairman until his retirement in April 2020, is omitted from the above table since he was an executive officer, other than a Named Officer, who did not receive any additional compensation for services provided as a director. Mr. Wallace also did not receive any additional compensation for services provided as a director and, as a Named Officer, his compensation is reported in the Summary Compensation Table on page 46 of this Proxy Statement.

[2] Consists of an annual retainer and lead director and committee chair retainers, as described above.

[3] This column reflects the aggregate grant date fair value of stock awards granted to each non-employee director in 2020. The grant date fair value of stock awards granted to each non-employee director in 2020 was $69.38 per share, based on the fair market value of our Common Stock on the date of grant.

[4] This column reflects the aggregate grant date fair value of stock option awards granted to each non-employee director in 2020. The key terms of such stock options are as follows: (i) the exercise price is equal to the closing price of our Common Stock on the date of grant; (ii) the term is eight years; and (iii) they vest in equal annual installments over three years.

The grant date fair value of stock options granted to each non-employee director in 2020 was $10.83 per option. The estimated value of options is calculated using the Black-Scholes-Merton option pricing model (the "Black-Scholes model"). For a description of the assumptions used to calculate the amounts shown in this column, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2020.

The aggregate number of stock options outstanding for each non-employee director as of December 31, 2020 was as follows: Mr. Bancroft—0; Mr. Bilbrey—30,398; Mr. Cahill—25,746; Ms. Edwards—7,630; Dr. Gayle—14,446; Dr. Harris—24,848; Ms. Hund-Mejean—3,462; Ms. Norrington—27,644; Mr. Polk—31,329; and Mr. Sadove—25,746.

[5] The amounts shown consist of (i) the value of Company-paid life insurance premiums and (ii) matching charitable donations contributed by Colgate in the director's name pursuant to the Charitable Matching Gifts Program, which is available to all directors, U.S. retirees and to U.S. employees who are actively employed on a full-time basis and have completed at least one year of service. Under the Charitable Matching Gifts Program, we match an individual's contributions of up to $8,000 per year that are made to schools and other eligible institutions on a 1:1 basis. We do not match certain gifts, such as contributions to organizations that are not tax-exempt, dues to alumni or similar groups, tuition payments, contributions to school funds or associations that are not used exclusively to support educational purposes of the institution and any gift for which the donor receives a substantial benefit.

[6] Mr. Bancroft resigned from the Board effective March 11, 2020. Therefore, his annual retainer was prorated to reflect his service during 2020 and he did not receive an annual share grant or a stock option grant during 2020.

[7] Mr. Bilbrey, Dr. Gayle and Ms. Norrington each elected to defer the cash retainer and the share grant they earned in 2020 pursuant to the procedure described above.

[8] Mses. Edwards and Hund-Mejean and Dr. Harris each elected to receive 25% of their annual share grant in cash to satisfy tax obligations pursuant to the procedure described above.

[9] Ms. Hund-Mejean became a director effective March 11, 2020. Therefore, her annual retainer, annual share grant and stock option grant were prorated to reflect her service during 2020.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

Pay for Performance Overview

The key principles underlying our compensation philosophy are aligning pay and performance, driving strong business results, focusing on long-term shareholder return and attracting, motivating and retaining high-quality talent. Annual and long-term incentive award payments vary based on our business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of our common stock ("Common Stock"). Reflecting these principles, target direct compensation (salary and target annual and long-term incentives) for the executive officers listed in the Summary Compensation Table of this Proxy Statement (the "Named Officers") is designed to be weighted more heavily towards performance-based compensation than fixed compensation. For 2020, 89% of the target direct compensation of our Chairman, President and Chief Executive Officer ("CEO") and 74% of the average target direct compensation of our other Named Officers was performance-based, as the following charts demonstrate.

TARGET PERFORMANCE-BASED COMPENSATION*

CEO		AVERAGE NAMED OFFICER (EXCLUDING CEO)	
Performance-Based	Base Salary	Performance-Based	Base Salary
89%	**11%**	**74%**	**26%**

 

* With respect to long-term incentives, these charts include the target value of our Named Officers' performance-based restricted stock unit ("PBRSU") awards for the 2020-2022 performance cycle pursuant to our Growth Performance Plan (as defined below) and the target value of stock option awards based on salary grade guidelines, as further described in this CD&A. Stanley J. Sutula III, our Chief Financial Officer, is not included in the above charts because he joined Colgate in November 2020, and therefore did not participate in our 2020 incentive compensation programs. He will participate in those programs starting in 2021.

2020 Performance at a Glance

As we navigate the global COVID-19 pandemic, our first priority has been and remains protecting the health, safety and well-being of our employees. We are also dedicated to serving the needs of our customers and consumers by delivering health and hygiene products and pet nutrition offerings to people around the world who count on our products to continue their daily routines, and to supporting communities, small businesses, relief organizations and health care professionals on the front lines of the crisis. As we responded to the changing world in 2020, our purpose remained the same – being a caring, innovative growth company reimagining a healthier future for all people, their pets and our planet.

While we faced unprecedented uncertainty and challenging operating conditions throughout 2020, we were able to respond with resilience and take the right actions to manage through the crisis. As a health and hygiene company, we operate in several categories that have experienced high demand during the pandemic, driven by consumer pantry-loading and increased consumption. We worked hard in 2020 to meet that increased demand, while ensuring all of our facilities followed the necessary protocols to maintain the health and safety of our employees. We enhanced our safety and screening protocols and made adjustments to our work processes to support social distancing. We also leveraged our available technologies to maximize our connectivity and productivity and drew upon new capabilities gained through our focus on digital transformation. Recognizing that our employees faced challenges outside of the workplace, we also offered Colgate people and their families enhanced mental health and wellness benefits, including counseling, paid leave to care for family members and flexible schedules to adapt to changing circumstances.

Despite the challenges presented by COVID-19, we also remained focused on driving organic sales growth through innovation within our core businesses, leveraging faster growth in adjacent categories and expanding in high-growth channels and markets. To help fuel that growth and support future growth, we also increased investments in innovation, digital transformation and advertising.

The strong dedication, creativity and agility of our people and our ability to execute on our business strategy are positively reflected in our 2020 results. We significantly exceeded our 2020 financial goals, including on adjusted earnings per share (a non-GAAP financial measure, referred to herein as "Base Business Earnings Per Share"), organic sales growth (a non-GAAP financial measure, defined as net sales excluding foreign exchange, acquisitions and divestments) and Free Cash Flow Productivity, as demonstrated below.

OPERATING RESULTS*

ORGANIC SALES GROWTH	BASE BUSINESS EARNINGS PER SHARE	FREE CASH FLOW PRODUCTIVITY
7.2%	**$3.06**	**115.7%**
vs. 2020 Target of 3.6%	vs. 2020 Target of $2.74	vs. 2020–2022 Target of 90%

* Please see Annex A for reconciliations of organic sales growth to net sales growth calculated in accordance with GAAP and of Base Business Earnings Per Share to Diluted earnings per share calculated in accordance with GAAP and page 42 for an explanation of Free Cash Flow Productivity.

Given our focus on growth, we were particularly pleased with our 2020 organic sales growth, which was the strongest we have seen in over a decade. Our organic sales growth was balanced, reflecting both volume and pricing growth, and broad based, as we delivered organic sales growth in every division and across all four of our categories.

We also maintained our strong balance sheet and cash flow, which led the Board of Directors to authorize an increase in the quarterly cash dividend, effective in the second quarter of 2020. This was our 58th consecutive year of dividend increases and our 125th consecutive year paying a dividend, as part of our commitment to, and strong record of, returning value to shareholders.

RETURN TO SHAREHOLDERS



TOTAL SHAREHOLDER RETURN

308% 169% 45% 27%

20 yr   10 yr   5 yr   1 yr



$3.1 billion
RETURNED TO SHAREHOLDERS

$1.5B in Share Repurchases   **2020** $1.6B in Dividends



COMPARISON OF THREE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

	12/31/17	12/31/18	12/31/19	12/31/20
S&P 500				$149
Comparison Group				$129
Colgate				$122

— Colgate   — Comparison Group   — S&P 500

Our strong 2020 performance and shareholder return, and the resulting incentive payments to Colgate people throughout the organization, reflect the strength of our brands, the resilience of our employees and business model and the superior execution of our strategies during this time of unprecedented challenges and uncertainty.

Going forward, we remain focused on delivering long-term shareholder return and building long-term business success through good corporate governance and the design and implementation of our key strategic business priorities—driving organic sales growth through innovation within our core businesses, leveraging faster growth in adjacent categories and expanding in high-growth channels and markets; delivering margin expansion through operating leverage and efficiency; and maximizing the impact of our environmental, social and governance programs and leading in the development of human capital, including our sustainability and social impact and diversity, equity and inclusion strategies. We intend to continue our practice of tying compensation to achievement of both annual and long-term business goals to help further those priorities.

This Compensation Discussion and Analysis ("CD&A") discusses the compensation of the Named Officers, namely:

Noel R. Wallace
Chairman, President and Chief Executive Officer

Henning I. Jakobsen
Former Chief Financial Officer (until November 9, 2020)

Stanley J. Sutula III
Chief Financial Officer (effective November 9, 2020)

Jennifer M. Daniels
Chief Legal Officer and Secretary

Prabha Parameswaran
Group President, Global Innovation Group

Panagiotis Tsourapas
Group President, Latin America, Asia Pacific & Africa-Eurasia

The Personnel and Organization Committee of the Board (the "P&O Committee") annually analyzes the relationship between pay and performance for our Named Officers. The analysis includes a review of the relationship between the compensation paid to our CEO and our other Named Officers and Company performance relative to the Comparison Group (as defined below) over the past three years. The review shows a strong link between Company pay and Company performance over time in terms of various key operating measures. During the two-year period that Mr. Wallace has been our CEO, our adjusted net income growth, adjusted earnings-per-share growth, net sales growth, total shareholder return, operating cash flow as a percentage of sales, return on sales, organic sales growth, return on invested capital and CEO total direct compensation relative to the Comparison Group are as shown to the right.



COLGATE 2019-2020 PERFORMANCE RELATIVE TO COMPARISON GROUP*
(%)

* Adjusted net income growth, adjusted earnings-per-share growth and organic sales growth reflect the adjustments described in Annex A to Colgate's net income, earnings per share and net sales growth, respectively, and comparable adjustments to peer companies' net income, earnings per share and net sales growth. See page 32 for an explanation regarding the components of "total direct compensation" or "TDC."

2020 Compensation Program Highlights

Impact of COVID-19 on Annual Incentive Program

In 2020, the P&O Committee established the annual incentive program on a different timeframe than our typical process. In March 2020, when the P&O Committee would ordinarily establish annual bonus targets, the global nature of the COVID-19 crisis was just beginning to become known. Given the uncertainty at that time surrounding the future impact of COVID-19, including how long the crisis would last and how government actions to reduce the spread and address the impact of COVID-19 would impact our supply chain, retail partners and consumers, the P&O Committee, in consultation with its independent compensation consultant, determined to delay establishing the annual bonus targets until June 2020 when it was anticipated that more information about COVID-19's impact would be available.

When the P&O Committee established the 2020 annual incentive program in June 2020, it also determined that, in addition to financial goals, the program should include a performance measure tied to our global response to COVID-19. This COVID-19 response measure, which represented 20% of the annual bonus opportunity, recognizes the significance of COVID-19 to our operations and performance in 2020, as well as the broad responsibilities we have to all stakeholders, including our employees, customers, consumers, communities and stockholders, in responding to the pandemic. As discussed in further detail under "Annual Incentives" below, in determining the extent to which the COVID-19 response performance goals were achieved, the P&O Committee considered achievement against four areas, weighted equally: (i) maintaining the health and safety of our employees; (ii) management of cash and liquidity; (iii) maintaining continuity of supply and services to consumers; and (iv) fulfillment of community initiatives and commitments. The remaining 80% of the annual bonus opportunity was determined by our achievement against our organic sales growth and earnings-per-share goals. The P&O Committee did not make any changes to our long-term incentive program in response to COVID-19.

Evolution of Long-Term Incentive Program

As discussed in our 2020 Proxy Statement, the P&O Committee recently oversaw a comprehensive review of our compensation strategy and program, resulting in two significant changes to our long-term incentive program structure and the related creation of a new long-term incentive program starting with the 2019-2021 performance cycle, referred to as the "Growth Performance Plan."

- **Performance Measures (effective beginning with the 2018-2020 performance cycle):** To continue aligning pay to our strategy and performance, beginning with the 2018-2020 performance cycle, the P&O Committee, with support from the other independent directors, decided to evolve our long-term incentive program to focus primarily on our performance relative to our peers. This focuses our executives on delivering peer-leading performance on key performance measures while acknowledging the difficulty of setting performance targets over a three-year horizon in a rapidly evolving strategic and macroeconomic environment. The P&O Committee believes that the increased focus on relative-to-peer performance will improve pay and performance alignment by helping to ensure that multi-year goals do not become obsolete, no matter the marketplace conditions, thereby enhancing the link between pay and long-term shareholder value.

- **Grant Timing (effective beginning with the 2019-2021 performance cycle):** The P&O Committee, with support from the other independent directors, also decided to change the grant timing in connection with our new Growth Performance Plan to grant a target award of unearned PBRSUs at the beginning of each three-year performance cycle, which may be earned and, if earned, will vest following the conclusion of the three-year performance period on the basis of the achievement of performance goals determined by the P&O Committee. Under our legacy long-term incentive program (known as the "Long-Term Global Growth Program"), award opportunities were established for participants at the beginning of the three-year performance cycle, but restricted stock units were only granted following the conclusion of the performance period, and were then subject to an additional three-year time-based vesting period. The P&O Committee believes that the new Growth Performance Plan structure better aligns with market standards and is more intuitive for stockholders and prospective employees, while still focusing on growth and driving long-term performance.

Due to the continuing transition from the Long-Term Global Growth Program to the Growth Performance Plan and the related change in the grant timing, two sets of award opportunities will be disclosed in the Grants of Plan-Based Awards Table in this Proxy Statement (as well as in our proxy statement next year). The two award opportunities relate to different performance cycles, as demonstrated by the following chart.

	Relevant Performance Cycle	
RSU Grant Year (if any)	**Long-Term Global Growth Program (legacy – RSUs granted only if earned)**	**Growth Performance Plan (new – PBRSUs granted but unearned)**
2020	2017-2019[1]	2020-2022[1]
2021	2018-2020[2]	2021-2023[2]

[1] Appears in the Grants of Plan-Based Awards Table on page 48 of this Proxy Statement. No restricted stock units were granted for the 2017-2019 performance cycle under the Long-Term Global Growth Program.

[2] Will appear in the Grants of Plan-Based Awards Table in our 2022 proxy statement.

In the tables in this CD&A discussing target compensation mix, only the target value of the PBRSU award for the 2020-2022 performance cycle under the new Growth Performance Plan (which was granted in March 2020) is shown, not the target award opportunity for the 2018-2020 performance cycle under the legacy Long-Term Global Growth Program (which was established in March 2018), consistent with the way the P&O Committee analyzed 2020 compensation.

Performance Measures

The P&O Committee selected the following performance measures in 2020 to assess the performance of the Named Officers in 2020 and in the three-year performance period commencing in 2020:

Pay Component	CEO 2020 Target Compensation Mix	Other NEO Average 2020 Target Compensation Mix[1]	Performance Measures	Performance Period	Form of Payment
Annual incentive	17%	19%	• Base Business Earnings Per Share • Organic sales growth • COVID-19 response	One year (2020)	Cash bonus
Long-term incentive[2]	72%	55%	• Organic sales growth relative to the Comparison Group • Base Business Net Income (defined below) growth relative to the Comparison Group • Free Cash Flow Productivity (defined below) • Total shareholder return relative to the Comparison Group (modifier)	Three years (2020-2022)	PBRSUs (vesting in 2023, if earned)

[1] Does not include Mr. Sutula, our Chief Financial Officer, since he joined Colgate in November 2020 and therefore did not participate in our 2020 incentive compensation programs.

[2] Percentages shown include the target value of the PBRSU awards for the 2020-2022 performance cycle pursuant to our Growth Performance Plan and the target value of stock option awards based on salary grade guidelines.

The performance measures in the annual and long-term incentive programs were selected to drive our growth strategy and focus on sustainable value creation. In addition, the COVID-19 response component of the annual incentive program was selected in recognition of the significance of COVID-19 to our operations and performance in 2020 and the broad responsibilities we have to all stakeholders, including our employees, customers, consumers, communities and stockholders, in responding to COVID-19.

Annual Incentive Awards

Measure	Target	2020 Results	Outcome	Comparison vs. Comparison Group*
Base Business Earnings Per Share	$2.74	$3.06	197.0% of the assigned award opportunities for each of the Named Officers.	• Annual bonuses for the Named Officers (other than Mr. Wallace and Mr. Sutula) were paid at approximately the 60th to the 90th percentile of annual bonuses for similar jobs in the Comparison Group.
Organic Sales Growth	3.6%	7.2%		• Mr. Wallace's award represented a payout at approximately the 81st percentile of annual bonuses for CEOs in the Comparison Group.
COVID-19 Response	See below description			• Mr. Sutula did not receive an annual bonus pursuant to our annual incentive program because he joined Colgate in November 2020. See page 35 for more details.

* Based on the most recent data available.

In determining the extent to which the COVID-19 response performance goals were achieved, the P&O Committee considered achievement against four areas, weighted equally: (i) maintaining the health and safety of our employees; (ii) management of cash and liquidity; (iii) maintaining continuity of supply and services to consumers; and (iv) fulfillment of community initiatives and commitments. Following this evaluation, the P&O Committee determined that the COVID-19 response measure should pay out at 185% of target, based on our high level of performance against our COVID-19 response goals.

Long-Term Incentive Awards

GROWTH PERFORMANCE PLAN (NEW) — 2020-2022 LONG-TERM INCENTIVE AWARDS PERFORMANCE CYCLE

Measure	Target*	Status
Relative Organic Sales Growth	Performance at the 50th percentile of the Comparison Group	• If PBRSUs were to vest solely based on performance achieved through December 31, 2020, payout would be between the target and maximum levels. Performance over the remaining two years of the performance period will determine the actual number of shares earned, if any.
Relative Base Business Net Income Growth	Performance at the 50th percentile of the Comparison Group	
Free Cash Flow Productivity	90%	
Total Shareholder Return Modifier	The number of PBRSUs will increase or decrease by up to 25% based on our total shareholder return relative to the Comparison Group	• PBRSUs will vest, if earned, in 2023.

* Targets were set in March 2020 at the beginning of the three-year performance cycle.

LONG-TERM GLOBAL GROWTH PROGRAM (LEGACY) — 2018-2020 LONG-TERM INCENTIVE AWARDS PERFORMANCE CYCLE

Measure	Target*	Results	Outcome
Relative Organic Sales Growth	Performance at the 50th percentile of the Comparison Group	4.0%, placing us at the 67th percentile relative to the Comparison Group	• 66.0% of the assigned award opportunities for each of the Named Officers.
Relative Base Business Net Income Growth	Performance at the 50th percentile of the Comparison Group	1.3%, placing us at the 23rd percentile relative to the Comparison Group	• Restricted stock units will vest in 2024.
Total Shareholder Return Modifier	The number of restricted stock units will increase or decrease by up to 25% based on our total shareholder return relative to the Comparison Group	21.9%, placing us at the 49th percentile relative to the Comparison Group	

* Targets were set in March 2018 at the beginning of the three-year performance cycle.

Under the Long-Term Global Growth Program, the long-term incentive awards are made in the form of restricted stock units, which are subject to an additional three-year vesting period following the three-year performance period.

Stock Options

In 2020, the P&O Committee approved annual stock option awards for the Named Officers. These awards are made based on guidelines set for each salary grade, which are established annually based on a review of market data and share usage.

CEO Total Direct Compensation*



2019 — $10,863,945

2020 — **$14,344,033**

■ Base Salary ■ Annual Incentives ■ Long-Term Incentives ■ All Other Compensation

⬆ **32%** *vs. 2019*

Primarily due to increases in his annual cash bonus, reflecting our strong 2020 operating performance under his leadership and the impact of our pay-for-performance philosophy and in his stock option award and target PBRSU award, reflecting the P&O Committee's intention to move his target direct compensation to the median relative to the Comparison Group as described on page 34.

* For purposes of this CD&A, Mr. Wallace's total direct compensation for each year includes his year-end salary and the amounts shown in the Summary Compensation Table in the columns "Stock Awards," "Option Awards," "Non-Equity Incentive Plan Compensation" and "All Other Compensation," consistent with the way the P&O Committee analyzes his compensation. The actual value of the payout from his PBRSU awards for the Growth Performance Plan's 2019-2021 and 2020-2022 performance cycles shown in the Summary Compensation Table's "Stock Awards" column will depend upon achievement of the performance goals as well as the price of our Common Stock at the time of vesting in 2022 and 2023, respectively. The restricted stock unit award granted to Mr. Wallace in February 2021 under our legacy Long-Term Global Growth Program for the 2018-2020 performance cycle is not included in total direct compensation because the P&O Committee considered such award part of Mr. Wallace's 2018 compensation and such award did not factor into its consideration of Mr. Wallace's 2020 compensation.

Additional Compensation Program Highlights

Highlighted below are compensation practices we have implemented to drive Company performance and to align the interests of our executives with our stockholders.



What We Do

✔ **Pay for Performance.** Our executive compensation is tied to performance with clearly articulated financial and other strategic goals. Each year, the P&O Committee conducts a comprehensive review of executive compensation prior to making compensation decisions to ensure pay and performance are aligned.

✔ **Competitive Compensation Programs.** We regularly benchmark our compensation programs and design the programs to compensate employees at approximately the median level, with above-median payouts for superior performance and below-median payouts for performance below expectations.

✔ **Robust Stock Ownership Guidelines.** We maintain stringent stock ownership guidelines for members of senior management, requiring the CEO to own Colgate stock equal in value to eight times his annual salary and the other Named Officers to hold Colgate stock in amounts equal to four times their annual salaries.

✔ **Ability to "Claw Back" Compensation.** Our clawback policy permits recoupment of cash and equity-based incentive awards made to an officer subject to the policy if the financial results on which such awards were based are subsequently restated and such officer's intentional misconduct contributed to the restatement.

✔ **Perquisites are Insignificant.** Executive perquisites represent approximately 1% or less of the total compensation for each Named Officer reflected in the Summary Compensation Table, not including international assignment benefits.



What We Don't Do

✖ **Incentives Do Not Encourage Excessive Risk-Taking.** Our incentive programs do not contain features that may encourage excessive risk-taking, such as multi-year guaranteed bonuses or high pay opportunities relative to peer companies. In addition, we utilize multiple performance measures for annual and long-term incentives.

✖ **No Executive Officer Employment Agreements.** We do not have employment agreements with our Named Officers, meaning they are not entitled to minimum base salaries, guaranteed bonuses or guaranteed levels of equity or other incentives.

✖ **No Hedging or Pledging of Colgate Stock is Permitted.** Our hedging policy prohibits our directors, officers and employees who receive stock-based compensation from engaging in transactions that hedge against declines in the value of Colgate stock, strengthening the alignment between stockholders and directors and executives. Further, our pledging policy prohibits our directors and officers from pledging Colgate stock to prevent forced sales of Colgate stock by our directors and officers.

✖ **No Backdating or Repricing of Stock Options.** We make annual equity awards at the same predetermined times each year. Equity awards, including stock options, are never backdated or issued with below-market exercise prices. Repricing of stock options without stockholder approval is expressly prohibited.

✖ **No Single Trigger Severance Payments Under Our Severance Plan.** Severance payments under the Colgate-Palmolive Company Executive Severance Plan (the "Severance Plan") are payable only if an executive's employment is terminated or an executive terminates his or her employment as a result of an "adverse change in conditions of employment" (as defined in the Severance Plan) following a change in control.

✖ **No Tax Gross-Ups on Perquisites or Severance.** Perquisites are insignificant, as previously noted, and any personal income taxes due as a result of perquisites provided to executives, other than international assignment benefits, are the responsibility of the executives. In addition, the Severance Plan does not provide for tax gross-ups on severance payments.

Compensation Philosophy

We believe that people are the most important driver of our business success and, accordingly, view compensation as an important tool to motivate leaders at all levels of the organization. Outlined below are the principles underlying our executive compensation programs and examples of specific program features used to implement those principles.

	Base salary	Annual incentives	Long-term incentives
ALIGN PAY AND PERFORMANCE			
Multiple performance measures are used to ensure a focus on overall Company performance.		●	●
Payouts vary based upon the degree to which performance measures are achieved.		●	●
We do not guarantee minimum base salaries, bonuses or levels of equity or other incentives for our Named Officers, through employment agreements or otherwise.	●	●	●
DRIVE STRONG BUSINESS RESULTS			
Selecting performance measures, such as organic sales growth, net income growth, earnings per share and free cash flow productivity, that are key metrics for investors fosters profitable growth and increases shareholder value.		●	●
Using performance measures tied to our annual and long-term goals, the achievement of which the Named Officers have the ability to influence, motivates the Named Officers to achieve strong and sustained business results.		●	●
Using measures in the long-term incentive award program that emphasize our performance relative to peers focuses the Named Officers on achieving peer-leading performance.			●
FOCUS ON LONG-TERM SHAREHOLDER RETURN			
Our long-term incentive award program has a three-year performance period, driving a focus on long-term results.			●
A significant portion of the Named Officers' total compensation is paid in equity (approximately 45-60% in 2020), aligning the interests of the Named Officers with those of stockholders.			●
The Named Officers' payout through the long-term incentive award program varies based on our three-year total shareholder return compared to the Comparison Group, directly tying a portion of the Named Officers' compensation opportunity to relative shareholder return.			●
Our use of stock options, which provide value only to the extent that our stock price appreciates, provides an effective link to changes in shareholder value that aligns the interests of stockholders and executives.			●
Stock ownership guidelines require that executives own significant levels of stock, further strengthening the focus on long-term shareholder return.			●
ATTRACT, MOTIVATE AND RETAIN HIGH-QUALITY TALENT			
We regularly benchmark our compensation programs and design the programs to compensate executives at the median level, with above-median payouts for superior performance and below-median payouts for performance below expectations.		●	●
To promote equal pay and fairness, our policy is to compensate each individual at a level commensurate with his or her role, work location, individual performance and experience, irrespective of gender, race, ethnicity or any other category protected by law.	●	●	●
Individual performance influences salary increases and stock option awards, motivating the Named Officers to perform at the highest levels.	●		●
We reward executives for strong performance, including by increasing payouts under the long-term incentive award program when we outperform our peers and decreasing payouts when we underperform our peers.		●	●

The P&O Committee devotes substantial time and attention throughout each year to executive compensation matters to ensure that compensation is aligned with our performance and the best interests of stockholders. Our compensation programs reflect our longstanding strategic initiatives and balance achievement of short-term results with long-term strategic objectives. As discussed in more detail below, the P&O Committee's well-balanced and disciplined approach includes regular reviews with its independent compensation consultant and careful benchmarking to ensure that our compensation is effective in attracting, retaining and motivating high-quality talent, is supported by underlying performance and is reasonable relative to our peers. In reviewing and approving compensation for the Named Officers, the P&O Committee considers all material components of compensation as well as comprehensive information regarding market practices. The purpose of these materials is to bring together all of the elements of actual and potential future compensation of the Named Officers, so that the P&O Committee may review individual elements of compensation, including compensation mix, as well as the aggregate amount of total compensation.

This CD&A discusses the compensation paid to the Named Officers. The compensation programs described, however, apply more broadly to our other officers and senior managers, with changes as appropriate to reflect different salary grade levels and job responsibilities. We believe that this approach helps to align Colgate people into one global team sharply focused on our performance objectives and key strategic initiatives.

Compensation-Setting Process

Role of the P&O Committee

> The P&O Committee oversees our executive compensation programs. The P&O Committee does not delegate any of its responsibilities regarding the consideration and determination of executive compensation.

The P&O Committee:

- Recommends and approves, with the participation and concurrence of the other independent directors, the CEO's performance goals and compensation; the CEO does not play any role in setting his own compensation;
- Reviews and approves the performance goals and compensation recommended by our Global Human Resources function and the CEO for our other executive officers;
- References tally sheets that summarize all material components of compensation in reviewing and approving compensation for executive officers; and
- Approves the peer group companies that are used as a reference point in designing our compensation programs and in setting compensation levels and that our performance is reviewed against for purposes of making awards that are based on relative performance measures.

Role of the Independent Compensation Consultant

> The P&O Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant. FW Cook is actively involved in advising the P&O Committee on compensation decisions.

FW Cook, as the P&O Committee's independent compensation consultant:

- Regularly reviews our executive compensation programs with the P&O Committee;
- Advises the P&O Committee on the setting of target compensation levels, the design of our variable incentive plans and the setting of performance goals;
- Helps the P&O Committee ensure there is a strong positive relationship between earned compensation and performance, as measured by operating results and changes in shareholder value;
- Provides observations and recommendations about the peer group companies that are used as a reference point in designing our compensation programs and in setting compensation levels and that our performance is reviewed against for purposes of making awards that are based on relative performance measures; and
- Informs the P&O Committee of emerging trends and best practices in executive compensation design and related regulatory developments.

2020 CEO Compensation Review

In 2020, the P&O Committee worked with FW Cook to determine the appropriate target level of direct compensation for Mr. Wallace based on his individual performance, including his leadership, and overall Company performance. Following this review, which also took into account our compensation philosophy, competitive data from the Comparison Group and market trends, the P&O Committee determined in March 2020 to bring Mr. Wallace's overall target direct compensation (salary and annual and long-term incentives) for 2020 to the median of the Comparison Group, with the possibility of above-median compensation based on superior performance and below-median compensation if performance fell below expectations. This represented an increase from 2019, when the P&O Committee set Mr. Wallace's target direct compensation between the 25th percentile and the median of the Comparison Group, given his new promotion to CEO. The P&O Committee determined that it was appropriate to move Mr. Wallace's target direct compensation fully to the median of the Comparison Group in 2020 based on his contributions to our strong performance since his election as CEO.

The P&O Committee also continued to have the variable portion of Mr. Wallace's target direct compensation represent a larger portion of his compensation as compared with the other Named Officers, to ensure his compensation is strongly tied to Company performance. In making these determinations, the P&O Committee worked together with the other independent directors of the Board.

In light of these considerations, in March 2020 the P&O Committee determined a 4.0% increase to Mr. Wallace's salary was warranted based on Mr. Wallace's leadership and consistent with its intent to set his target direct compensation at the median relative to the Comparison Group. This salary increase also had the effect of increasing Mr. Wallace's annual bonus opportunity because that opportunity is expressed as a percentage of base salary (set at 160% of base salary for both 2019 and 2020), but did not impact other aspects of his compensation such as his long-term incentive opportunity, which is expressed as a dollar value. The P&O Committee also determined to increase the long-term equity incentive portion of Mr. Wallace's target direct compensation from $6,750,000 to $8,500,000 in order to bring his target direct compensation to the median of the Comparison Group and consistent with the P&O Committee's intent to link a significant part of his compensation to the achievement of multi-year performance goals and our absolute and relative stock price performance.

2020 CFO Transition

In October 2020, the Board elected Mr. Sutula as our Chief Financial Officer, effective November 9, 2020. Mr. Sutula succeeded Mr. Jakobsen, who remained with Colgate through December 31, 2020 to provide for an orderly transition.

Mr. Sutula joined Colgate from Pitney Bowes Inc. ("Pitney Bowes"), a global technology company, where he had been Executive Vice President and Chief Financial Officer since February 2017. In connection with his joining Colgate, the P&O Committee approved the following compensatory arrangements for Mr. Sutula, all effective November 9, 2020. Mr. Sutula's base salary was set at $850,000. He will receive an annual cash bonus for 2020 equal to the actual annual bonus he would have received from Pitney Bowes had he remained in his prior role. Since such amount will be determined in March 2021 based on Pitney Bowes' 2021 proxy statement filing, this amount will be included in Mr. Sutula's 2021 compensation and is not included in the Summary Compensation Table in this Proxy Statement. Mr. Sutula also received replacement equity awards in recognition of the forfeiture of equity awards from his prior employment as follows: (i) stock options with an eight-year term valued at $1,179,000, vesting ratably over three years; (ii) restricted stock units valued at $874,000, vesting ratably over three years; and (iii) restricted stock units valued at $1,380,000, vesting in February 2023. Mr. Sutula will also receive cash payments in each of March 2021 and March 2022 equal to the value of the restricted stock units he would have received under the Pitney Bowes long-term incentive compensation program had he remained in his prior role. To compensate Mr. Sutula for certain retirement and other benefits he relinquished upon his departure from Pitney Bowes, he also received a one-time sign-on bonus of $100,000. Mr. Sutula's compensatory arrangements were negotiated at arm's length at a level appropriate to attract external talent.

In connection with his departure from Colgate, Mr. Jakobsen is entitled to receive certain severance payments and benefits in accordance with a termination for company convenience as described on page 56, including a $1,275,000 cash payment representing 18 months of Mr. Jakobsen's base salary and continuation of certain medical and dental insurance benefits for 18 months, as well as relocation benefits consistent with our International Assignment Policy related to his return to his native Denmark and reimbursement of certain costs associated with the lease of his primary residence in New York. In addition, since Mr. Jakobsen was eligible for retirement when he departed from Colgate, his outstanding equity awards received retirement treatment, as described under "Executive Severance and Other Termination Benefits—Equity Awards—Death, Disability or Retirement" on page 57. All of Mr. Jakobsen's severance benefits are subject to continued compliance with certain confidentiality, non-competition and other restrictive covenants.

Comparison Group

We use comparative compensation data from a group of other leading companies, referred to in this CD&A as the "Comparison Group," as a point of reference in designing our compensation programs and in setting compensation levels. The P&O Committee does not use this comparative data as the determinative factor in setting compensation levels but rather as a single component in its effort to verify that our compensation programs are reasonable and competitive in light of compensation levels at similarly situated companies. The P&O Committee also reviews our performance against the Comparison Group for purposes of making awards that are based on relative performance measures, including the long-term incentive awards granted under the Growth Performance Plan and the legacy Long-Term Global Growth Program.

The Comparison Group is selected to include companies of similar size and complexity to us (including our substantial international operations) and to represent both the market for executive talent in which we compete as well as our peer companies from a performance and investment perspective. It is comprised primarily of fast-moving consumer goods companies with product portfolios consisting of globally recognized brands that are similarly situated to us in terms of overall size or performance against relevant measures. Our revenues and market capitalization are at the 33rd and 53rd percentiles, respectively, of the Comparison Group.

The companies comprising the Comparison Group are approved by the P&O Committee after taking into account observations and recommendations of management and FW Cook.

For 2020, the P&O Committee determined not to make any changes to the Comparison Group, so it remained unchanged from 2019 and consisted of the following 15 companies:

COMPARISON GROUP

- Campbell Soup Company
- The Clorox Company
- The Coca-Cola Company
- Conagra Brands, Inc.
- The Estée Lauder Companies Inc.
- General Mills, Inc.
- Johnson & Johnson
- Kellogg Company
- Kimberly-Clark Corporation
- The Kraft Heinz Company
- Mondēlez International, Inc.
- PepsiCo, Inc.
- The Procter & Gamble Company
- Reckitt Benckiser Group plc
- Unilever N.V.

Compensation data are collected for these companies for all of our three primary compensation components (base salary, annual incentive pay and long-term incentive pay), both individually and in the aggregate, as well as for indirect compensation elements such as perquisites and retirement benefits.

Our adjusted net income growth, adjusted earnings-per-share growth, net sales growth, total shareholder return, operating cash flow as a percentage of sales, return on sales, organic sales growth, return on invested capital and CEO total direct compensation relative to the Comparison Group during the two-year period that Mr. Wallace has been our CEO were as follows:

COLGATE 2019–2020 PERFORMANCE RELATIVE TO COMPARISON GROUP*
(%)



* Adjusted net income growth, adjusted earnings-per-share growth and organic sales growth reflect the adjustments described in Annex A to Colgate's net income, earnings per share and net sales growth, respectively, and comparable adjustments to peer companies' net income, earnings per share and net sales growth.

Compensation Components

Compensation Mix

Our executive compensation programs consist of the following three primary components:

Base salary	Annual incentives	Long-term incentives
	Payable in the form of cash bonuses	Payable in the form of stock options and PBRSUs

In allocating target compensation among these three components, the P&O Committee seeks to provide reasonable and competitive levels of fixed compensation (i.e., salary), while emphasizing performance-based compensation that varies based on overall Company or business unit performance and/or the performance of our Common Stock. Accordingly, as the following chart illustrates, base salaries for the Named Officers other than Mr. Wallace and Mr. Sutula represented 26% of the three compensation components noted above, and incentive compensation, consisting of annual and long-term, represented 74% at target, while the base salary for Mr. Wallace represented 11% of the three components noted above and incentive compensation represented 89% at target. The target compensation mix for Mr. Wallace reflects the P&O Committee's belief that a larger portion of his compensation should be variable and tied to our financial and stock price performance. As discussed above, Mr. Sutula, who joined Colgate in November 2020, did not participate in our 2020 incentive compensation programs.

NAMED OFFICERS' TARGET COMPENSATION MIX
(%)



The target mix between annual incentive pay and long-term incentives is determined based on competitive practice and our desire to focus, first, on long-term performance and shareholder value and, second, on annual performance. Within the long-term incentive category, the Named Officers are eligible to receive a mix of stock options and PBRSUs because the two types of awards serve different but complementary purposes. Stock options provide value only to the extent that our stock price appreciates, thereby providing an effective link to changes in shareholder value that aligns the interests of stockholders and executives. PBRSUs provide value based on both our long-term performance relative to our objectives and an increase in shareholder value, creating a strong link between compensation and the achievement of our long-term financial goals and our performance relative to peers. Our compensation philosophy and competitive practice also drive determinations about total target compensation levels for the Named Officers.

In addition to the three primary components of compensation discussed above, we provide our executive officers, including the Named Officers, with limited perquisites that represent approximately 1% or less of the total compensation for each Named Officer shown in the Summary Compensation Table, not including international assignment benefits. For the Named Officers, such perquisites consist primarily of an annual allowance of up to $11,500 to be used for legal, financial or tax counseling, an annual physical exam and, in the case of Mr. Wallace, the use of a Company car and driver. We implemented the allowance plan, which is available to approximately 700 employees with allowance amounts varying based on salary grade level, over 25 years ago to ensure uniformity of treatment for all executives regarding perquisites. For more information on perquisites provided to the Named Officers in 2020, see note 6 to the Summary Compensation Table. Any personal income taxes due as a result of these perquisites, other than international assignment benefits, are the responsibility of the Named Officers.

The compensation and benefits payable to the Named Officers in the event of retirement, severance and change in control are described on pages 52 to 53 and 55 to 60. Our retirement programs are designed to provide our long-serving, retiring employees with competitive replacement income based on prevailing market practice. The Named Officers participate in the same retirement programs that are available to other U.S. employees, with supplemental benefits provided to make up for benefits under certain plans that cannot be provided as a result of the application of certain limits under the Internal Revenue Code of 1986, as amended. Ms. Parameswaran and Messrs. Tsourapas and Wallace, who participate in the Colgate-Palmolive Company Employees' Retirement Income Plan (the "Retirement Plan"), receive pension benefits determined under the PRA formula as described in "Retirement Plans." Ms. Daniels and Messrs. Jakobsen and Sutula are not participants in the Retirement Plan and instead participate only in our defined contribution plans. Our severance program is designed to provide participants with reasonable compensation if their employment is terminated in the event of a change in control or at the Company's convenience. The potential payments and benefits under these various programs did not influence the decisions discussed in the balance of this CD&A regarding the setting of salary, annual incentives and long-term incentives for the Named Officers since these programs serve very different purposes.

Base Salary

Base salaries for the Named Officers and all other employees are based on established salary ranges for each grade level. The CEO's salary is set independently by the P&O Committee, without the involvement of the CEO. The P&O Committee reviews salaries for the other Named Officers based on recommendations from the Global Human Resources function and the CEO in accordance with the established salary ranges and the guidelines described below.

Since base salaries are designed to provide a reasonable, competitive level of fixed compensation, the mid-point of each salary range is set at the median pay level for similar jobs at companies in the Comparison Group. Salaries above the median are available for key contributors to our success. Setting salaries in the median range or above mitigates pressure that might otherwise exist to support short-term focused or higher-risk business strategies if fixed compensation were set materially below market rates.

Decisions regarding where in the range a particular individual's salary should be and whether his or her salary should be increased during the year are based on the following factors:

- Our annual salary budget guidelines;
- Company or business unit performance, as applicable;
- Assumption of new responsibilities;
- Data from the Comparison Group; and
- Individual performance, elements of which include:
  - the individual's ability to translate our key priorities into specific strategies applicable to his or her function, to communicate those strategies clearly and effectively and, working with his or her team, to deliver results against those strategies to help us achieve our performance objectives and strategic initiatives; and
  - other performance measures, such as the successful launch of innovative new products, increases in market share of Colgate products, geographic expansion and increases in productivity.

The Named Officers are experienced executives and key contributors to our success. In 2020, salaries for the Named Officers other than Mr. Wallace ranged between approximately the 61st and 85th percentiles of salaries for similar jobs in the Comparison Group, based on the most recent data available to us. Mr. Wallace's salary is near the median for CEOs in the Comparison Group. Mses. Daniels and Parameswaran and Mr. Tsourapas each received a promotion in 2020 and the increases in their salaries in 2020 were the result of these promotions and, in the case of Ms. Parameswaran and Mr. Tsourapas, the assumption of new responsibilities.

Annual Incentives

Award Opportunities

Annual incentive awards are awarded under stockholder-approved plans. Cash bonuses are designed to reward performance over a one-year period against one or more pre-established performance measures set by the P&O Committee. Awards are determined by the P&O Committee based on audited financial results available early in the following year based on achievement against the designated goals. In addition, the P&O Committee has discretion to adjust calculated awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

Executives, including the Named Officers, are each assigned a bonus award opportunity, which is based on salary grade level, expressed as a percentage of base salary and generally set at or below the median of the Comparison Group. Assigned award opportunities are established for each Named Officer to ensure that the portion of annual cash compensation (i.e., salary plus cash bonus) that is based on performance increases with the level of responsibility. This ensures that the executives who are most responsible for managing Colgate and establishing our strategic plan are held most accountable to stockholders. For 2020, the Named Officers' assigned award opportunities and award maximums, which are equal to 200% of the assigned award opportunities, were as follows:

	Assigned Award Opportunity	Maximum Award Opportunity
Noel R. Wallace	160% of base salary	320% of base salary
Henning I. Jakobsen	75% of base salary	150% of base salary
Stanley J. Sutula III*	–	–
Jennifer M. Daniels	70% of base salary	140% of base salary
Prabha Parameswaran	70% of base salary	140% of base salary
Panagiotis Tsourapas	70% of base salary	140% of base salary

* Mr. Sutula, who joined Colgate in November 2020, did not participate in our 2020 annual incentive program.

The annual cash bonuses for 2020 for the Named Officers were subject to a 10% downward adjustment if certain key global ethics and compliance objectives were not met. These ethics and compliance objectives were achieved in 2020 and therefore no downward adjustment was applied.

Performance Measures and Bonus Payouts

Financial Measures (80%)

80% of the 2020 cash bonuses for the Named Officers were based on financial performance measures, namely Base Business Earnings Per Share and organic sales growth, in each case as reported in our 2020 financial results. The organic sales growth measure was selected to drive our growth strategy and reflect the underlying momentum of our business. The earnings-per-share measure was selected to create a strong focus on our overall profit goal and its underlying drivers of sales, cost control and financial efficiency.

The earnings-per-share measure is adjusted for the effects of the following, as applicable: accounting changes, restructuring charges, gains or losses on the sales of businesses and certain other unusual, non-recurring items. The purpose of the adjustments is to ensure that the measurement of performance reflects factors that management can directly control and that payout levels are not impacted by factors unrelated to the ongoing operation of the business. These adjustments are consistent with the presentation in our public filings in which the impact of these items is discussed separately.

The P&O Committee typically establishes annual bonus targets in March. However, in March 2020, the global nature of the COVID-19 crisis was just beginning to become known. Given the uncertainty at that time surrounding the future impact of COVID-19, including how long the crisis would last and how government actions to reduce the spread and address the impact of COVID-19 would impact our supply chain, retail partners and consumers, the P&O Committee, in consultation with FW Cook, determined to delay establishing the annual bonus targets until June 2020 when it was anticipated that more information about COVID-19's impact would be available. In June, the P&O Committee established targets consistent with our goals for 2020. Given the continuing uncertainty regarding COVID-19 at the time the targets were established, the P&O Committee also retained discretion to consider (i) whether to exclude the impact of foreign exchange translation versus April 2020 spot rates and (ii) certain impacts of COVID-19. The P&O Committee did not exercise this discretion when approving final bonus awards because our performance on the Base Business Earnings Per Share component would have resulted in a maximum payout regardless of whether the impact of foreign exchange translation was excluded.

In light of the economic and market conditions at the time the targets for the annual bonus award were set, the goals were designed to be challenging but achievable, with payout levels intended to encourage strong, focused performance. The 2020 earnings-per-share target was set below 2019 earnings per share due to the expected impact of COVID-19 on operating costs and the volatility of foreign exchange. We take into account the budget for our share repurchase program when setting our earnings-per-share targets, and no decisions about share repurchase plans are tied to an attempt to influence compensation results.

In 2020, the performance required to receive threshold, target and maximum payouts for each of the two financial components, and the payout relative to the Comparison Group that overall performance at each level would represent for the Named Officers, were as follows:

	Weight	Threshold	Target	Maximum	
Base Business Earnings Per Share	40%	$2.54	$2.74	$2.94	RESULT **$3.06**
Organic Sales Growth	40%	1.6%	3.6%	5.6%	RESULT **7.2%**
COVID-19 Response	20%		*See discussion below*		
Payout Relative to the Comparison Group		No payout	22nd to 54th percentile	61st to 90th percentile	

If Base Business Earnings Per Share was equal to or less than $2.54 or organic sales growth was equal to or less than 1.6%, no annual bonus would be paid with respect to that component. To the extent performance on either performance measure fell between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

COVID-19 Response (20%)

The remaining 20% of the 2020 annual cash bonuses for the Named Officers was determined based on our global response to COVID-19, measured by considering our performance during 2020 in the following four areas, weighted equally: (i) maintaining the health and safety of our employees; (ii) management of cash and liquidity; (iii) maintaining continuity of supply and services to consumers; and (iv) fulfillment of community initiatives and commitments. This COVID-19 response measure was selected in recognition of the significance of COVID-19 to our operations and performance in 2020, as well as the broad responsibilities we have to all stakeholders, including our employees, customers, consumers, communities and stockholders, in responding to the pandemic.

The COVID-19 response measure was payable at 0% for threshold performance, 100% for target performance and 200% for maximum performance, as determined by the P&O Committee. However, in the event our performance on either of the two financial performance measures discussed above was below the threshold level, the COVID-19 response measure would be capped at 100%.

In early 2021, the P&O Committee evaluated our COVID-19 response against the above criteria and determined that the COVID-19 response measure should pay out at 185% of target, based on our high level of performance against our COVID-19 response goals. In making this determination, the P&O Committee considered employee sentiment with respect to our COVID-19 response, our ability to manage liquidity, our ability to keep our plants open and fulfill customer orders and fulfillment of our community initiatives and commitments.

Based on COVID-19 performance of 185%, Base Business Earnings Per Share of $3.06 and organic sales growth of 7.2%, the P&O Committee approved bonus awards for the Named Officers at 197.0% of their assigned award opportunities.

The annual cash bonus for Mr. Jakobsen equaled 148% of salary and for Mses. Daniels and Parameswaran and Mr. Tsourapas equaled 138% of their respective salaries. These awards were paid at approximately the 60th to the 90th percentile of annual bonuses for comparable jobs in the Comparison Group, based on the most recent data available to us. Mr. Wallace earned an annual cash bonus equal to 315% of salary, which represented a payout at approximately the 81st percentile of annual bonuses for CEOs in the Comparison Group based on the most recent data available to us. Mr. Sutula did not receive a cash bonus for 2020 under our annual incentive program since he joined Colgate in November 2020, and instead will receive a bonus equal to the actual annual bonus he would have received from Pitney Bowes had he remained in his prior role as described on page 35.

Long-term Incentives

Overview

Our long-term incentive compensation is designed to focus the Named Officers and other Colgate executives on increasing shareholder value and to reward their contribution to our long-term growth and performance. We use two types of long-term incentives for the Named Officers, both paid in the form of equity: stock options and PBRSUs. We also used restricted stock units under our legacy long-term incentive program, which concluded with the 2018-2020 performance cycle. Stock options, PBRSUs and restricted stock units are used to balance and support the key principles discussed on page 33. Because their value is solely dependent on appreciation in stock price, stock options strongly support the objectives of ensuring that pay is aligned with changes in shareholder value and creating commonality of interest between the Named Officers and stockholders. The use of PBRSUs or restricted stock units ensures that the amount of long-term incentive compensation granted is tied directly to both increases in shareholder value and the achievement of critically important multi-year performance objectives. Due to the multi-year earning and/or vesting requirements, all of our long-term incentives support the goal of retaining the Named Officers and other key executives.

Consistent with our longstanding practice of encouraging stock ownership throughout the organization to reward employees for the long-term value they create and to align management and stockholder interests, long-term equity grants are the largest component of target direct compensation for the Named Officers. Following a review of the practices of the Comparison Group, long-term incentives are generally targeted at the median of the Comparison Group, with above-median awards available based on superior performance and below-median awards available based on performance below expectations.

In 2020, our annual stock option and restricted stock unit utilization for all awards was 0.74% of outstanding stock, placing us at the 54th percentile of the Comparison Group based on available market data. Because we use a mix of long-term incentives that is weighted more heavily toward stock options than full-value awards as compared with the companies in the Comparison Group, our utilization rate will generally be above the median of the Comparison Group.

Equity Grant Process and Policies

We make annual equity awards at the same predetermined times each year, at regularly scheduled P&O Committee meetings in the first and third quarters. Equity awards for new hires or newly promoted employees or special awards for recognition or retention purposes are generally made on a monthly basis. The grant date of any award is no earlier than the date on which such award is approved, and the grant price of any award is never less than the closing price of our Common Stock on the date of grant. All awards are granted under stockholder-approved plans.

Stock Options

Overview

The number of stock options granted to individual executives is determined based on guidelines set for each salary grade level. Established annually, the stock option guidelines are determined based on a review of market data and share usage. Actual awards may vary from such guidelines based on a qualitative assessment of factors similar to those used to determine salary, including each individual's performance, the performance of the business unit or function for which they are responsible and the assumption of new job responsibilities. (See discussion of salary on page 38.) As with other compensation decisions, in the case of the CEO, the P&O Committee makes such assessment with the participation and concurrence of the other independent directors of the Board and considering advice from its independent consultant, FW Cook. In the case of the other Named Officers, the P&O Committee reviews and approves awards taking into account the recommendations of the Global Human Resources function and the CEO.

Stock Option Grants

During 2020, the stock option grant to Mr. Jakobsen was at our guideline award level. The stock option awards for Mses. Daniels and Parameswaran and Mr. Tsourapas were each 10% below the guideline award level due to their mid-year promotions. Since Mr. Sutula joined Colgate in November 2020, he did not receive an annual stock option award. Instead, he received stock options as replacement equity in connection with his hiring. See column (j) of the Grants of Plan-Based Awards Table for the number of stock options granted to the Named Officers in 2020. Mr. Wallace's award for 2020 was 377,443 options, consistent with the pre-established guideline.

Stock Option Terms

For all of the Named Officers, the stock options vest in equal annual installments over three years, the exercise price of the stock options is equal to the closing price of our Common Stock on the date of grant and the term of the stock options is eight years. Unvested stock options are forfeited if the recipient terminates his or her employment, other than through retirement, death or disability. For more information regarding the effect of various types of termination of employment on the vesting of outstanding equity awards, including stock options, see page 57.

Performance-Based Restricted Stock Unit Awards

As described earlier in the CD&A on pages 29 to 30, we are evolving our long-term incentive program to focus on our performance relative to our peers and to align with market practice regarding grant timing. Due to the transition, and as described in greater detail below, the Named Officers had two performance-based award opportunities relevant to 2020, one for the 2018-2020 performance cycle under the legacy Long-Term Global Growth Program and one for the 2020-2022 performance cycle under the new Growth Performance Plan. As discussed below, the actual payout from the PBRSUs granted under the Growth Performance Plan in March 2020 will be determined in 2023 based on our performance against the pre-established performance goals over the 2020-2022 performance cycle.

Growth Performance Plan

Awards

Under our new long-term incentive program, the Growth Performance Plan, beginning with the 2019-2021 performance cycle, executives, including the Named Officers, receive PBRSUs at the beginning of each three-year performance cycle.

Each year, at the beginning of a three-year performance cycle, the P&O Committee approves a set of performance goals and a target award expressed in dollars, which is converted into PBRSUs by dividing the dollar value by the closing price of our Common Stock on the grant date. The number of PBRSUs that are earned and vest at the end of the performance period will be determined based on our performance against the pre-established performance goals. The PBRSUs will vest, to the extent earned, following the conclusion of the three-year performance period when actual performance is known and certified by the P&O Committee and shares of Common Stock are delivered in respect of the earned PBRSUs following vesting. In addition, the P&O Committee has discretion to adjust earned awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

For the 2020-2022 performance cycle, Mr. Wallace's target award was 61,684 PBRSUs and the target award for each of the other Named Officers (other than Mr. Sutula) was 12,701 PBRSUs. Mr. Sutula, who joined Colgate in November 2020, did not receive a target award for the 2020-2022 performance cycle. Depending upon performance against the pre-established measures discussed below, including the modifier based on total shareholder return relative to peers, the number of PBRSUs that can be earned ranges from zero, if performance falls below a certain level, to a maximum of 250% of the target number of PBRSUs. The actual value of the payout from the award will depend upon achievement of the performance goals as well as the price of our Common Stock at the time of vesting.

Performance Measures

The performance measures used for the 2020-2022 performance cycle are described below.

Performance Measure	Weight	Threshold	Target	Maximum
Average organic sales growth relative to the Comparison Group over the three-year performance period	50%	25th Percentile	50th Percentile	Highest Percentile
Average Base Business Net Income growth relative to the Comparison Group over the three-year performance period[1]	30%	25th Percentile	50th Percentile	Highest Percentile
Average Free Cash Flow Productivity over the three-year performance period[2]	20%	75%	90%	105%

[1] We adjust net income in our audited financial statements for the effects of the following, as applicable: accounting changes, restructuring charges, gains or losses on the sales of the businesses and certain other unusual, non-recurring items. For purposes of this Proxy Statement, this is referred to as "Base Business Net Income." Comparable adjustments are also made to net income of the companies in the Comparison Group for purposes of determining relative performance.

[2] "Free Cash Flow Productivity" is defined as free cash flow before dividends as a percentage of net income including non-controlling interests, in each case as reported in our audited financial results. We define free cash flow before dividends as net cash provided by operations less capital expenditures.

If performance on any of the performance measures is below the threshold level, no PBRSUs would be earned with respect to that component. To the extent performance on any of the performance measures falls between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

These measures were chosen based on our view that together they will drive sustainable profitable growth while reflecting the underlying momentum and strong fundamentals of our business and our ability to generate cash to satisfy current and future obligations, reinvest in business-building activities and return value to stockholders. The measures are primarily based on our performance relative to peers to ensure focus on delivering peer-leading performance, no matter the marketplace conditions. The metrics were reweighted for the 2020-2022 performance cycle to give more weight to the relative organic sales growth measure, reflecting the importance of organic sales growth as one of our key strategic priorities.

If awards for the 2020-2022 performance cycle were to vest solely based on performance achieved through December 31, 2020, payout would be between the target and maximum levels. Performance over the remaining two years of the performance period will determine the actual number of shares earned, if any.

If awards for the 2019-2021 performance cycle were to vest solely based on performance achieved through December 31, 2020, payout would be between the target and maximum levels. Performance over the remaining year of the performance period will determine the actual number of shares earned, if any.

The Growth Performance Plan also includes a total shareholder return modifier to further link awards to creation of shareholder value and hold management accountable for outperforming peers. The number of PBRSUs earned following completion of the 2020-2022 performance cycle will increase or decrease by up to 25% based on our total shareholder return, defined as stock price appreciation plus dividends paid, relative to the Comparison Group over the same three-year period, as follows:

Company's TSR Relative to Comparison Group	Award Modifier
≥75th percentile	+25%
60th percentile	+15%
50th percentile	0
40th percentile	-15%
≤25th percentile	-25%

To the extent our total shareholder return relative to the Comparison Group falls between two applicable values, the total shareholder return modifier would be interpolated on a linear basis. In addition, in the event our total shareholder return over the performance period is negative, no participant would be eligible to earn more than the target number of PBRSUs, even if our performance on the other performance measures would otherwise entitle them to a higher payout.

PBRSU Terms

To the extent earned, the PBRSUs granted under the Growth Performance Plan vest upon certification of the performance results in February of the year following completion of the performance period (in 2023 for the 2020-2022 performance cycle) and are distributed as shares of Common Stock as soon as administratively practicable thereafter. Awards are forfeited if the recipient terminates his or her employment, other than through retirement, death or disability, prior to the end of the performance period. If a recipient retires, dies or becomes disabled during the performance period (provided he or she remained employed for at least the first six months of the performance period), he or she is eligible to earn PBRSUs on a pro rata basis at the conclusion of the performance period reflecting the proportion of the performance period for which he or she was employed. For more information regarding the effect of various types of termination on the vesting of outstanding equity awards, including PBRSUs, see page 57. Recipients of PBRSUs do not have voting rights or the right to receive dividends until they are distributed as shares of Common Stock.

Long-Term Global Growth Program

Award Opportunities

Under our legacy long-term incentive program, the Long-Term Global Growth Program, the P&O Committee approved a set of performance goals and assigned each Named Officer a restricted stock unit award opportunity expressed in dollars in March 2018 at the beginning of the 2018-2020 performance cycle. In March 2019, Mr. Wallace's assigned award opportunity was increased to $3,375,000 in connection with his promotion to CEO. The assigned award opportunity for each of the other Named Officers (other than Mr. Sutula) was $825,500. Mr. Sutula, who joined Colgate in November 2020, did not receive an assigned award opportunity for the 2018-2020 performance cycle. At the conclusion of the three-year cycle, actual performance was measured against the pre-established performance goals to determine the award value (if any), which, to the extent earned, would be calculated in dollars and then converted into restricted stock units by dividing the dollar value by the closing price of our Common Stock on the grant date. Depending upon performance against the pre-established measures discussed below, including the modifier based on total shareholder return relative to peers, actual award payouts could range from zero, if performance fell below a certain level, to a maximum of 250% of the assigned award opportunity. The P&O Committee had discretion to adjust calculated awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

Performance Measures and Award Payouts

The performance measures used for the 2018-2020 performance cycle are described below.

Performance Measure	Weight	Threshold	Target	Maximum
Average organic sales growth relative to the Comparison Group over the three-year performance period	50%	25th Percentile	**RESULT** **67th Percentile** 50th Percentile	Highest Percentile
Average Base Business Net Income growth relative to the Comparison Group over the three-year performance period	50%	**RESULT** **23rd Percentile** 25th Percentile	50th Percentile	Highest Percentile

If performance on either of the performance measures was below the threshold level, no award payout would be earned with respect to that component. To the extent performance on any of the performance measures fell between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

These measures were chosen based on our view that together they would drive sustainable profitable growth while reflecting the underlying momentum and strong fundamentals of our business and our ability to generate funds to reinvest in business-building activities and return value to stockholders. The measures were based on our performance relative to peers to ensure focus on delivering peer-leading performance, no matter the marketplace conditions.

The Long-Term Global Growth Program also included a total shareholder return modifier to further link awards to creation of shareholder value and hold management accountable for outperforming peers. The award payout would

increase or decrease by up to 25% based on our total shareholder return, defined as stock price appreciation plus dividends paid, relative to the Comparison Group over the same 2018-2020 three-year period, as follows:

Company's TSR Relative to Comparison Group	Award Modifier
≥75th percentile	+25%
60th percentile	+15%
50th percentile	0
40th percentile	-15%
≤25th percentile	-25%

To the extent our total shareholder return relative to the Comparison Group fell between two applicable values, the total shareholder return modifier would be interpolated on a linear basis. In addition, in the event our total shareholder return over the performance period was negative, no participant would be eligible to earn more than their assigned award opportunity, even if our performance on the other performance measures would otherwise have entitled them to a higher payout.

For the 2018-2020 performance cycle, our average organic sales growth of 4.0% was at the 67th percentile relative to the Comparison Group and our average Base Business Net Income growth of 1.3% was at the 23rd percentile relative to the Comparison Group, resulting in an award payout of 67.0% of the assigned award opportunities (prior to application of the total shareholder return modifier).

Our total shareholder return of 21.9% was at the 49th percentile relative to the Comparison Group, which decreased the Named Officers' earned awards by 1.5% based on the modifier described above.

Given our performance for the 2018-2020 performance cycle, as set forth above, restricted stock unit awards to the Named Officers for this cycle equaled 66.0% of their individual assigned award opportunities. (See note 4 to the Grants of Plan-Based Awards Table for the number of restricted stock units granted to each Named Officer in respect of the 2018-2020 cycle.) Since awards for the 2018-2020 cycle were granted in February 2021, after results for the 2018-2020 period were known, they are not shown in column (e) ("Stock Awards") of the Summary Compensation Table, which reflects awards granted during 2020, 2019 and 2018. The restricted stock units granted in February 2021 for the 2018-2020 performance cycle will vest in 2024.

Restricted Stock Unit Terms

To the extent earned, the restricted stock units granted under the Long-Term Global Growth Program vest and are distributed as shares of Common Stock three years from the date of the award, as illustrated by the below graphic.

SIX YEAR LONG-TERM GLOBAL GROWTH PROGRAM TIMELINE


RSUs Grant Date
RSUs Vest Date
Three-Year Performance Period
Three-Year Vesting Period
YEAR 0
1
2
3
4
5
6
YEAR 6

Awards are forfeited if the recipient terminates his or her employment, other than through retirement, death or disability, prior to the end of the three-year vesting period. For more information regarding the effect of various types of termination on the vesting of outstanding equity awards, including restricted stock unit awards, see page 57. Recipients of restricted stock unit awards do not have voting rights or receive dividends until the awards vest. During the three-year vesting period, when the performance goals for the applicable measurement cycle have been met, even though the award is subject to a further vesting requirement, dividend equivalents in the form of additional restricted stock units accrue at the same rate that dividends are paid on our Common Stock, to be distributed as shares together with the underlying award.

Compensation Governance Features

Stock Ownership Guidelines

To further align the interests of our officers with those of our stockholders and ensure a long-term perspective, the Board has established minimum stock ownership guidelines for members of senior management. The CEO is required to own Colgate stock equal in value to eight times his annual salary, and the other Named Officers must hold Colgate stock in amounts equal to four times their annual salaries. Other senior managers are subject to ownership requirements of one or two times their annual salaries. Executives have five years from their initial promotion into an eligible position to achieve required ownership levels. Compliance with these guidelines is evaluated on an annual basis. During 2020, all of the Named Officers were in compliance with this policy.

Hedging and Pledging of Company Stock

The Board has adopted a policy that prohibits our directors, officers and employees who receive stock-based compensation from purchasing any financial instrument that is designed to hedge against or offset any decrease in the value of Colgate's stock, such as short sales and put and call options. The policy also strongly discourages all other employees from entering into such transactions. In addition, we prohibit our directors and officers from pledging Colgate stock. During 2020, all of the Named Officers were in compliance with both the anti-hedging and anti-pledging policies.

Clawback Policies

The Board has adopted a policy that permits us to recoup cash and equity-based incentive awards made to an officer subject to the policy if the financial results on which such awards were based are subsequently restated and such officer's intentional misconduct contributed to the restatement. In addition, our equity award agreements include non-competition, non-solicitation and non-interference restrictions in the event of an employee's departure from Colgate. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of equity awards.

Advisory Vote on Executive Compensation

Our executive compensation program received substantial stockholder support and was approved, on an advisory basis, by 93.4% of stockholders voting on the proposal at the 2020 Annual Meeting of Stockholders. Similar proposals have received at least 91.9% of votes in favor at every Annual Meeting of Stockholders since 2010. The P&O Committee believes that these continued strong results reflect the stockholders' support for the compensation decisions made by the P&O Committee for our Named Officers. See **pages 23 to 24** for information regarding our stockholder engagement efforts on compensation and other matters.

Conclusion

In summary, the P&O Committee believes in aligning pay and performance. Thus, its approach to executive compensation is guided by the principle that executives should have the potential for increased compensation when performance objectives are exceeded, provided that compensation decreases if performance objectives are not met.

P&O Committee Report

The P&O Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the year ended December 31, 2020 and this Proxy Statement.

The foregoing P&O Committee report has been submitted by the members of the P&O Committee: Michael B. Polk (Chair), John T. Cahill, Helene D. Gayle, C. Martin Harris and Stephen I. Sadove.

Summary Compensation Table

The following table shows the compensation of our current Chief Executive Officer, former and current Chief Financial Officer and three other most highly compensated executive officers (the "Named Officers") for 2020, 2019 and 2018, as applicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock Awards ($)[2] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
Noel R. Wallace Chairman, President and Chief Executive Officer	2020	1,287,500	—	4,391,284	4,250,008	4,097,600	32,585	305,141	14,364,118
	2019	1,175,000	—	3,423,370	3,375,000	2,374,375	39,720	441,200	10,828,665
	2018	891,085	—	425,540	1,000,007	229,158	33,386	227,214	2,806,390
Henning I. Jakobsen Former Chief Financial Officer[7]	2020	843,750	—	904,184	875,003	1,255,875	—	1,388,764	5,267,576
	2019	801,250	—	887,645	875,007	797,053	—	120,525	3,481,480
	2018	662,979	—	215,797	727,059	132,386	—	134,662	1,872,883
Stanley J. Sutula III Chief Financial Officer[8]	2020	130,769	100,000[8]	2,254,184	1,179,008	—	—	8,500	3,672,461
Jennifer M. Daniels Chief Legal Officer and Secretary	2020	766,368	—	904,184	787,502	1,075,620	—	95,512	3,629,186
	2019	712,190	—	781,670	694,300	653,377	—	123,041	2,964,578
Prabha Parameswaran Group President, Global Innovation Group	2020	744,117	—	904,184	787,502	1,075,620	8,239	387,724	3,907,386
	2019	636,283	—	579,398	700,001	461,918	11,012	628,902	3,017,514
Panagiotis Tsourapas Group President, Latin America, Asia Pacific & Africa-Eurasia	2020	751,617	—	904,184	787,502	1,075,620	2,384	126,516	3,647,823
	2019	690,185	—	666,960	700,001	672,255	3,185	215,661	2,948,247

NOTES TO THE SUMMARY COMPENSATION TABLE

[1] **Bonus.** Except as described in note 8 below, cash bonuses are awarded based on specific pre-established performance measures and therefore are reported in column (g) under Non-Equity Incentive Plan Compensation.

[2] **Stock Awards.** For all the Named Officers except Mr. Sutula, the amounts reported in this column for 2020 and 2019 reflect the aggregate grant date fair value of PBRSUs granted to each of them in the year reported pursuant to our Growth Performance Plan under stockholder-approved plans. These PBRSUs may be earned and, if earned, will vest in shares of Common Stock to the extent the pre-established performance measures are met over the 2020-2022 and 2019-2021 performance cycles, respectively. Since these awards are subject to future performance conditions, the aggregate values at the grant date reflected in this column for those awards were based on the probable outcome of those conditions at the grant date, consistent with applicable accounting guidance. For a description of how the aggregate grant date fair value of the PBRSUs was calculated, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. The below table provides the aggregate value of the PBRSUs for the 2020-2022 performance cycle at the grant date at the threshold, target and maximum performance levels. The actual value of the PBRSUs at the time of payout will depend upon achievement of the performance measures as well as the price of our Common Stock at the time of vesting.

	2020-2022 PBRSUs		
Named Officer	Value at Threshold Level ($)[a]	Value at Target Level (Reported in Column (e) above) ($)[a]	Value at Maximum Level ($)[a]
Noel R. Wallace	439,100	4,391,284	8,782,568
Henning I. Jakobsen	90,411	904,184	1,808,368
Stanley J. Sutula III	—	—	—
Jennifer M. Daniels	90,411	904,184	1,808,368
Prabha Parameswaran	90,411	904,184	1,808,368
Panagiotis Tsourapas	90,411	904,184	1,808,368

[a] The amount of shares earned at the conclusion of the 2020-2022 performance cycle will increase or decrease by up to 25% based on our total shareholder return relative to the Comparison Group.

Since Mr. Sutula joined Colgate in November 2020, he did not receive PBRSUs pursuant to the Growth Performance Plan for the 2020-2022 or 2019-2021 performance cycles. The amounts reported in this column for Mr. Sutula reflect the aggregate grant date fair value of restricted stock unit awards granted to him in 2020 under the 2019 Plan to compensate him for awards from his former employer that he forfeited upon joining Colgate. The value of these restricted stock unit awards is based on the fair market value (which is the closing stock price) of our Common Stock on the date of grant.

This column also reflects the aggregate grant date fair value of performance-based restricted stock unit awards made to the Named Officers pursuant to the legacy Long-Term Global Growth Program under the stockholder-approved Colgate-Palmolive Company 2013 Incentive Compensation Plan (the "2013 Plan") in 2018 based on pre-established performance measures. Since the awards were granted in the year following the conclusion of the performance cycle, after results for the performance cycle were known, the amounts shown in this column for 2018 reflect payouts for the performance cycle ending in 2017. The value of these restricted stock unit awards is based on the fair market value (which is the closing stock price) of our Common Stock on the date of grant. No amounts are shown for 2020 or 2019 under the legacy Long-Term Global Growth Program for the performance cycles ending in 2019 and 2018, respectively, because none were earned.

For more information regarding these awards and the programs under which they were made, including the terms and conditions and applicable performance measures, see pages 41 to 44 of the CD&A and the Grants of Plan-Based Awards Table.

[3] **Option Awards.** This column reflects the aggregate grant date fair value of stock option awards granted to each of the Named Officers in the years reported under the stockholder-approved 2019 Plan or stockholder-approved 2013 Plan, as applicable. The estimated value of stock options is calculated using the Black-Scholes model. For a description of the assumptions used to calculate the amounts, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. For more information regarding these awards, including their terms and conditions, see page 41 of the CD&A and the Grants of Plan-Based Awards Table.

[4] **Non-Equity Incentive Plan Compensation.** This column reflects the cash bonuses earned by the Named Officers under the stockholder-approved 2019 Plan or stockholder-approved 2013 Plan, as applicable, based on one or more pre-established performance measures, as discussed more fully on pages 38 to 40 of the CD&A. These bonuses were awarded and paid after audited financial results for the years for which performance was measured were known early in the following year. See the Grants of Plan-Based Awards Table for more information regarding 2020 bonuses.

[5] **Change in Pension Value.** This column reflects (i) for Ms. Parameswaran and Messrs. Tsourapas and Wallace, the aggregate change in the actuarial present value of their accumulated benefit under the Colgate-Palmolive Company Employees' Retirement Income Plan (the "Retirement Plan") and the Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan (the "Supplemental Retirement Plan") from December 31, 2019 to December 31, 2020, December 31, 2018 to December 31, 2019 and December 31, 2017 to December 31, 2018, as applicable, reflecting additional interest credited to their plan accounts as described beginning on page 52; and (ii) for Mr. Wallace, above-market interest earned during those periods ($4,715 in 2020) under the Colgate-Palmolive Company Supplemental Savings and Investment Plan (the "Supplemental Savings & Investment Plan"), as described on page 54. None of the Named Officers except Mr. Wallace earned above-market interest under the Supplemental Savings & Investment Plan. Ms. Daniels and Messrs. Jakobsen and Sutula are not participants in the Retirement Plan or Supplemental Retirement Plan and instead participate only in our defined contribution plans so no amounts are shown for any of them in this column.

[6] **All Other Compensation.** The amounts shown in this column are paid pursuant to programs available either to all U.S. employees generally or to a broad group of management employees, except as specifically noted in the footnotes below. The dollar amounts paid under each such program and the value of perquisites and other personal benefits granted to the Named Officers in 2020 were:

Named Officer	Company Contributions to Savings & Investment 401(k) Plan ($)[a]	Company Allocations to Supplemental Savings & Investment Plan ($)[b]	Value of Company-Paid Life Insurance Premiums ($)	Perquisites and Other Personal Benefits ($)[c]	Tax Equalization and Reimbursement ($)[d]	Severance Benefits ($)[e]
Noel R. Wallace	34,200	168,287	2,550	100,104	—	—
Henning I. Jakobsen	34,200	64,955	1,645	12,964	—	1,275,000
Stanley J. Sutula III	2,850	5,650	—	—	—	—
Jennifer M. Daniels	31,350	50,808	1,854	11,500	—	—
Prabha Parameswaran	34,200	109,049	1,819	50,555	192,101	—
Panagiotis Tsourapas	34,200	78,770	2,046	11,500	—	—

[a] This column reflects Company contributions to the Named Officers' accounts under the Colgate-Palmolive Company Employees Savings and Investment Plan (the "Savings & Investment Plan"), a broad-based employee stock ownership and 401(k) plan available generally to all U.S. employees. Profit-sharing contributions are made in the form of shares of Common Stock. Company matching contributions are invested in the same form as employees' own contributions to the Savings & Investment Plan. Retirement contributions are invested in accordance with elections made by the employees. The amounts shown represent the value of such contributions at the time of allocation to the Named Officers' accounts.

[b] This column reflects Company allocations to the Supplemental Savings & Investment Plan, a plan available to U.S. employees who are not able to receive the full Company matching or retirement contributions under the Savings & Investment Plan due to Internal Revenue Service ("IRS") rules. Amounts allocated by Colgate to the Named Officers' and other employees' accounts under this plan are equal only to the amount of the Company matching and/or retirement contributions that cannot be made to the Savings & Investment Plan due to these IRS rules.

[c] This column consists of: (i) a predetermined annual allowance available to approximately 700 employees in amounts ranging from a maximum of $11,500 for senior executives, including the Named Officers, to $2,000 for junior executives; (ii) personal use of a car and driver for Mr. Wallace; (iii) annual physical exams for Messrs. Jakobsen and Wallace; and (iv) $39,055 of relocation expenses for Ms. Parameswaran in connection with her relocation to the United States at Colgate's request.

Each of the Named Officers except Mr. Sutula received the predetermined allowance, described in (i) above, of $11,500 during 2020. Mr. Sutula, who joined Colgate in November 2020, will become eligible to receive the allowance in 2021. The predetermined allowance may be used as reimbursement for certain qualified expenditures, namely legal, financial or tax counseling. We implemented this allowance plan over 25 years ago to ensure uniformity of treatment for all executives regarding perquisites. The incremental cost to Colgate of the personal use of a car and driver by Mr. Wallace was $87,395, valued as a proportionate amount of the cost of the annual lease, driver and related operating expenses. Any income taxes due as a result of these perquisites are the responsibility of the Named Officers, except as discussed in note (d) below in connection with Ms. Parameswaran's tax equalization and other international assignment benefits pursuant to our International Assignment Policy.

[d] This column reflects $164,475 in tax equalization relating to net taxes paid on Ms. Parameswaran's behalf and $27,626 relating to payment of tax obligations incurred in connection with Ms. Parameswaran's international assignment benefits pursuant to our International Assignment Policy.

Our International Assignment Policy applies to all Colgate employees who accept international assignments at Colgate's request and are classified as expatriate employees. Our International Assignment Policy is designed to develop leaders with broad-based international experience by promoting global career mobility and ensuring consistent and equitable treatment for our global expatriate employees. As part of the policy, an expatriate employee is paid on a net, after-tax basis after withholding for estimated U.S. taxes. We pay an expatriate employee's income and social insurance taxes attributable to Company income in the employee's host country, and home country when applicable, and we use the amount of estimated U.S. taxes withheld to help cover these obligations.

(e) This column reflects a cash severance payment that Mr. Jakobsen is entitled to receive in connection with his departure from Colgate, as further described on page 35. In addition, Mr. Jakobsen is entitled to certain relocation benefits and the continuation of certain medical and dental insurance benefits in 2021 that are subject to certain conditions and are not reflected above.

(7) Mr. Jakobsen served as Chief Financial Officer until November 9, 2020, when he assumed the role of Senior Vice President, Global Finance, and departed from Colgate effective December 31, 2020.

(8) Mr. Sutula was appointed Chief Financial Officer effective November 9, 2020. In connection with his hiring, he received a one-time sign-on bonus of $100,000 to compensate him for certain retirement and other benefits he relinquished upon his departure from his former employer, Pitney Bowes.

Grants of Plan-Based Awards

The following table shows information in accordance with SEC requirements about the non-equity incentive awards, stock options and PBRSUs and other restricted stock unit awards that are reflected in the Summary Compensation Table for 2020 and that were granted to the Named Officers either during, or with respect to services rendered in, 2020.

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#)[2] (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)[3] (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($/#) (f)	Target ($/#) (g)	Maximum ($/#) (h)				
Noel R. Wallace	2/20/20[4]				$337,500	$3,375,000	$6,750,000				—
	3/11/20[5]				6,168	61,684	123,368				4,391,284
	9/10/20								377,443	76.41	4,250,008
	2/18/21	—	2,080,000	4,160,000							
Henning I. Jakobsen	2/20/20[4]				$82,550	$825,500	$1,651,000				—
	3/11/20[5]				1,270	12,701	25,402				904,184
	9/10/20								77,709	76.41	875,003
	2/18/21	—	637,500	1,275,000							
Stanley J. Sutula III	11/9/20[6]							10,689			874,146
	11/9/20[6]							16,875			1,380,038
	11/9/20[6]								97,843	81.78	1,179,008
Jennifer M. Daniels	2/20/20[4]				$72,700	$727,000	$1,454,000				—
	3/11/20[5]				1,270	12,701	25,402				904,184
	9/10/20								69,938	76.41	787,502
	2/18/21	—	546,000	1,092,000							
Prabha Parameswaran	2/20/20[4]				$72,700	$727,000	$1,454,000				—
	3/11/20[5]				1,270	12,701	25,402				904,184
	9/10/20								69,938	76.41	787,502
	2/18/21	—	546,000	1,092,000							
Panagiotis Tsourapas	2/20/20[4]				$72,700	$727,000	$1,454,000				—
	3/11/20[5]				1,270	12,701	25,402				904,184
	9/10/20								69,938	76.41	787,502
	2/18/21	—	546,000	1,092,000							

NOTES TO THE GRANTS OF PLAN-BASED AWARDS TABLE

(1) The amounts shown represent the threshold, target and maximum payouts for annual performance-based cash bonuses under the stockholder-approved 2019 Plan with respect to services rendered in 2020. The threshold, target and maximum amounts represent the potential payout if performance against the pre-established performance measures is at the threshold, target and maximum levels, respectively. The actual amounts awarded are reported in column (g) of the Summary Compensation Table. See pages 38 to 40 of the CD&A for a description of our annual incentive program, including the above-mentioned performance measures.

(2) Except as described in note 6 to this table, the amounts shown represent annual stock option awards granted in September 2020 under the stockholder-approved 2019 Plan. The aggregate grant date fair value of such awards is included in column (f) of the Summary Compensation Table. The key terms of our stock options are as follows: (i) the exercise price is equal to the closing price of our Common Stock on the date of grant; (ii) the term is eight years; and (iii) they vest in equal annual installments over three years.

(3) This column shows the grant date fair value of: (i) the PBRSUs granted to the Named Officers in March 2020 under the Growth Performance Plan for the 2020-2022 performance cycle calculated in accordance with accounting guidance; (ii) the restricted stock units shown in column (i) of this table calculated based on the fair market value of our Common Stock (which is the closing stock price) on the date of grant; and (iii) the stock option awards shown in column (j) of this table calculated using the Black-Scholes model. For a description of the assumptions used to calculate the amounts, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. A value of zero is shown for each applicable Named Officer's February 20, 2020 row because no

restricted stock units were granted under the legacy Long-Term Global Growth Program following completion of the 2017-2019 performance cycle, as further described in note 4 to this table.

[4] The amounts shown in columns (f) through (h) of this row represent the dollar value of threshold, target and maximum award opportunities for performance-based restricted stock unit awards the Named Officers were eligible to receive in February 2020 under the legacy Long-Term Global Growth Program for the 2017-2019 performance cycle. As described in more detail on pages 40 to 41 of our 2020 Proxy Statement, such restricted stock unit awards were eligible to be granted based on the strength of compounded annual growth in both organic sales and currency-neutral adjusted earnings per share over a three-year measurement period. For the 2017-2019 performance cycle, compounded annual growth in organic sales and currency-neutral adjusted earnings per share had to be 4% and 7%, respectively, to earn awards at the target level. Given our performance in terms of compounded annual growth in organic sales and currency-neutral adjusted earnings per share for the 2017-2019 performance cycle, the Named Officers were not granted performance-based restricted stock unit awards in February 2020 under the Long-Term Global Growth Program following completion of the 2017-2019 performance cycle, as shown in the below table:

Named Officer	Number of Restricted Stock Units (#)	Grant Date Fair Value of Restricted Stock Units ($)
Noel R. Wallace	—	—
Henning I. Jakobsen	—	—
Jennifer M. Daniels	—	—
Prabha Parameswaran	—	—
Panagiotis Tsourapas	—	—

Performance-based restricted stock unit awards based on the award opportunities discussed in the CD&A were made in February 2021 pursuant to the stockholder-approved 2019 Plan following the completion of the 2018-2020 measurement period, and the number of restricted stock units granted to the Named Officers, which was 66.0% of their target award opportunities, was as follows: Mr. Wallace—28,297; Ms. Daniels—6,922; Ms. Parameswaran—6,922; and Mr. Tsourapas—6,922. These restricted stock units will vest in February 2024. See pages 43 to 44 of the CD&A for a description of the performance-based restricted stock unit program and the awards granted in February 2021, including the terms and conditions and applicable performance measures. Mr. Sutula, who joined Colgate in November 2020, was not eligible to receive an award under the Long-Term Global Growth Program for either the 2017-2019 or 2018-2020 performance cycle. Since Mr. Jakobsen was eligible for retirement when he departed from Colgate on December 31, 2020, his award for the 2018-2020 performance cycle was paid to him in cash in March 2021 totaling $544,830, pursuant to the terms of the program.

[5] The amounts shown in columns (f) through (h) of this row represent the number of shares the Named Officers are eligible to earn at the threshold, target and maximum levels in connection with the target PBRSUs granted to the Named Officers in March 2020 under the Growth Performance Plan pursuant to the stockholder-approved 2019 Plan for the 2020-2022 performance cycle. The threshold amounts represent the number of shares that would be earned if performance against the pre-established performance measures is at the lowest level resulting in an award being paid, while the target and maximum amounts represent the number of shares that would be earned if performance against the pre-established performance measures is at target and maximum levels, respectively. The awards are also subject to a relative total shareholder return modifier. The aggregate grant date fair value of such awards is included in column (e) of the Summary Compensation Table. As described in more detail on pages 41 to 43 of the CD&A, these PBRSUs provide the Named Officers with an opportunity to earn shares of Common Stock, the amount of which will be determined based on our performance against pre-established performance measures over the three-year performance period from January 1, 2020 to December 31, 2022. Target award opportunities were expressed in dollars and converted into the target number of PBRSUs based on the price of our Common Stock on the date of grant. Since he joined Colgate in November 2020, Mr. Sutula did not receive a grant of PBRSUs under the Growth Performance Plan in 2020. Since Mr. Jakobsen was eligible for retirement when he departed from Colgate on December 31, 2020, his ultimate number of shares earned at the conclusion of the performance period will be prorated to reflect the proportion of the performance period for which he was employed.

[6] The stock option awards and restricted stock unit awards made to Mr. Sutula in connection with his hiring were approved by the P&O Committee on October 28, 2020 with a grant date of November 9, 2020, his first day of employment at Colgate. These awards were made under the stockholder-approved 2019 Plan on terms negotiated at arm's length with the purpose of compensating him for awards from his former employer that he forfeited upon joining Colgate. The aggregate grant date fair values of such awards are included in columns (e) and (f) of the Summary Compensation Table. The stock options shown in column (j) have an exercise price equal to the closing price of our Common Stock on the date of grant, a term of eight years and vest in equal annual installments over three years. 10,689 of the restricted stock unit awards will vest in equal annual installments over three years and 16,875 of the restricted stock unit awards will vest in February 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information about stock options and PBRSUs and other restricted stock units held by the Named Officers as of December 31, 2020.

Name (a)	Option Awards[1][2]					Stock Awards[1]			
	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[3] (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[4][5] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[6] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[7] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[8] (j)
Noel R. Wallace	9/10/15	25,279	—	61.93	9/10/21	6,096	521,269	281,568	24,076,880
	4/21/16	168,539	84,270	68.98	4/21/22				
	9/8/16	101,665	—	72.99	9/8/22				
	9/25/17	98,627	—	73.00	9/25/23				
	9/13/18	70,324	35,162	68.16	9/13/24				
	9/12/19	107,347	214,695	72.29	9/12/27				
	9/10/20	—	377,443	76.41	9/10/28				
Henning I. Jakobsen	9/13/18	51,129	25,565	68.16	9/13/24[9]	3,086	263,884	32,599	2,787,540
	9/12/19	27,831	55,662	72.29	9/12/27[9]				
	9/10/20	—	77,709	76.41	9/10/28[9]				
Stanley J. Sutula III	11/09/20	—	97,843	81.78	11/09/28	27,564	2,356,998	—	—
Jennifer M. Daniels	9/10/15	20,692	—	61.93	9/10/21	4,778	408,567	60,833	5,201,830
	9/8/16	81,159	—	72.99	9/8/22				
	9/25/17	74,110	—	73.00	9/25/23				
	9/13/18	43,622	21,811	68.16	9/13/24				
	9/12/19	22,083	44,167	72.29	9/12/27				
	9/10/20	—	69,938	76.41	9/10/28				
Prabha Parameswaran	9/8/16	48,778	—	72.99	9/8/22	4,207	359,741	56,566	4,836,959
	9/25/17	64,373	—	73.00	9/25/23				
	9/13/18	37,890	18,946	68.16	9/13/24				
	9/12/19	22,264	44,530	72.29	9/12/27				
	9/10/20	—	69,938	76.41	9/10/28				
Panagiotis Tsourapas	9/8/16	60,976	—	72.99	9/8/22	4,699	401,811	53,308	4,558,367
	9/25/17	68,698	—	73.00	9/25/23				
	9/13/18	43,622	21,811	68.16	9/13/24				
	9/12/19	22,264	44,530	72.29	9/12/27				
	9/10/20	—	69,938	76.41	9/10/28				

NOTES TO THE OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

[1] For information regarding the treatment of these awards in the event of termination of employment under various circumstances including retirement, see "Executive Severance and Other Termination Benefits—Equity Awards."

[2] The following table contains information about the aggregate value of stock options held by each of the Named Officers as of December 31, 2020. The values shown are calculated based on the difference between the closing price of our Common Stock on December 31, 2020 and the applicable exercise prices.

Named Officer	Value of Unexercised In-the-Money Options at Fiscal Year-End	
	Exercisable ($)	Unexercisable ($)
Noel R. Wallace	8,527,947	8,276,043
Henning I. Jakobsen	1,255,014	1,886,556
Stanley J. Sutula III	—	364,954
Jennifer M. Daniels	3,479,923	1,598,744
Prabha Parameswaran	2,367,728	1,553,836
Panagiotis Tsourapas	2,674,003	1,603,543

(3) The stock option awards shown in this column vest as follows:

Named Officer	4/21/21	9/10/21	9/12/21	9/13/21	11/09/21	9/10/22	9/12/22	11/09/22	9/10/23	11/09/23
Noel R. Wallace	84,270	125,814	107,347	35,162	—	125,814	107,348	—	125,815	—
Stanley J. Sutula III	—	—	—	—	32,614	—	—	32,614	—	32,615
Jennifer M. Daniels	—	23,312	22,083	21,811	—	23,313	22,084	—	23,313	—
Prabha Parameswaran	—	23,312	22,265	18,946	—	23,313	22,265	—	23,313	—
Panagiotis Tsourapas	—	23,312	22,265	21,811	—	23,313	22,265	—	23,313	—

Because Mr. Jakobsen was eligible for retirement when he departed from Colgate on December 31, 2020, all 158,936 of his outstanding stock options vested on January 1, 2021.

(4) The amounts shown in this column and in note 5 below also include dividend equivalents in the form of additional restricted stock units that have accrued during the applicable vesting period, rounded down to the nearest whole number. Any accrued fractional restricted stock units are settled in cash and therefore are not included in the amounts shown.

(5) The restricted stock units shown in this column will vest as follows:

Named Officer	2/15/21	11/09/21	11/09/22	2/15/23	11/09/23
Noel R. Wallace	6,096	—	—	—	—
Henning I. Jakobsen	3,086	—	—	—	—
Stanley J. Sutula III	—	3,563	3,563	16,875	3,563
Jennifer M. Daniels	4,778	—	—	—	—
Prabha Parameswaran	4,207	—	—	—	—
Panagiotis Tsourapas	4,699	—	—	—	—

(6) The market value of unvested restricted stock units is calculated based on the closing price of our Common Stock on December 31, 2020.

(7) The PBRSUs shown in this column were granted under our Growth Performance Plan and will vest, subject to achievement of the applicable performance criteria, in February 2022 and February 2023, as shown in the below table. The amounts shown in this column (and in column (j)) reflect the number of shares each of the Named Officers will earn if the maximum level of performance is achieved.

Named Officer	Unearned PBRSUs Under the Growth Performance Plan – Maximum Level	
	2019-2021 cycle (vesting in 2022)	2020-2022 cycle (vesting in 2023)
Noel R. Wallace	127,358	154,210
Henning I. Jakobsen	22,015	10,584
Jennifer M. Daniels	29,080	31,753
Prabha Parameswaran	24,813	31,753
Panagiotis Tsourapas	21,555	31,753

(8) The market value of unearned PBRSUs that have not vested is calculated based on the closing price of our Common Stock on December 31, 2020.

(9) Because Mr. Jakobsen was eligible for retirement when he departed from the Company on December 31, 2020 and all of his outstanding stock option awards vested on January 1, 2021, his outstanding stock options expire on the earlier of their original expiration date (noted in column (f)) and January 1, 2024.

Option Exercises and Vesting of Previously Granted Restricted Stock Units

The following table contains information about the number of shares acquired and value realized (including, in the case of restricted stock units, dividend equivalents in the form of additional restricted stock units that accrued during the vesting period) during 2020 upon the exercise or vesting of equity awards previously granted to each of the Named Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
Noel R. Wallace	168,666	2,845,880	12,069	920,576
Henning I. Jakobsen	145,687	2,236,990	3,905	297,342
Stanley J. Sutula III	—	—	—	—
Jennifer M. Daniels	62,079	1,037,373	8,934	681,401
Prabha Parameswaran	—	—	7,828	597,042
Panagiotis Tsourapas	99,080	1,816,776	8,786	670,182

NOTES TO THE OPTION EXERCISES AND VESTING OF PREVIOUSLY GRANTED RESTRICTED STOCK UNITS TABLE

(1) The aggregate dollar amount realized upon the exercise of stock options is calculated based on the difference between the fair market value of our Common Stock on the exercise date and the exercise price of the stock option.

(2) The aggregate dollar amount realized upon the vesting of restricted stock units is calculated based on the closing price of our Common Stock on the vesting date of each award. The aggregate dollar amount realized upon the vesting of restricted stock units includes the value of any accrued fractional restricted stock units settled in cash.

Retirement Plans

Ms. Parameswaran and Messrs. Tsourapas and Wallace are participants in and will receive retirement benefits under the Retirement Plan, a broad-based, tax-qualified retirement plan available generally to all U.S. employees who were eligible for the plan as of August 31, 2010, and the Supplemental Retirement Plan, a non-qualified supplemental plan available to employees whose benefits under the Retirement Plan are subject to certain IRS limits. The Supplemental Retirement Plan provides for payment of the portion of the Retirement Plan benefit that exceeds IRS and Retirement Plan limits. Our retirement programs, including these plans, are generally designed to provide our long-serving, retiring employees with competitive replacement income based on then-prevailing market practice. Employees hired after June 1, 2010 are not eligible to participate in the Retirement Plan. Mr. Jakobsen, who initially joined Colgate in 1989 before leaving in 2006 and rejoining in 2011, and Ms. Daniels and Mr. Sutula, who joined Colgate in 2014 and 2020, respectively, are not participants in either the Retirement Plan or the Supplemental Retirement Plan.

All Named Officers participate in the Savings & Investment Plan, a defined contribution plan sponsored by Colgate generally available to all U.S. employees, as well as the Supplemental Savings & Investment Plan, a plan available to U.S. employees whose benefits under the Savings & Investment Plan are otherwise limited due to IRS rules.

Ms. Parameswaran's and Messrs. Tsourapas's and Wallace's Retirement Plan benefits are determined in accordance with the Personal Retirement Account ("PRA") formula. Under the PRA formula, the benefit is payable upon the employee's departure from Colgate at any age and the value is equal to the employee's vested account balance. Total annual retirement benefits payable under the Retirement Plan and the Supplemental Retirement Plan are subject to a maximum of 70% of the sum of an individual's base salary at retirement plus cash-based incentive compensation awarded for services rendered in the calendar year immediately preceding retirement. In addition, the Supplemental Retirement Plan limits the benefits payable thereunder such that a participant's aggregate benefits under the Retirement Plan, the Supplemental Retirement Plan and any foreign pension entitlements, as currently calculated and projected, may not exceed a cap of $38 million when expressed as a lump sum. Such cap is increased at an annual rate of 6%. Under the standard form of retirement benefit for a married participant, the employee receives a monthly retirement benefit for life and, upon the employee's death, his or her spouse is entitled to receive a monthly benefit for life equal to 50% of the employee's benefit. For approximately 250 employees, including the Named Officers who participate in the Retirement Plan, the employee's spouse is entitled to receive an additional monthly amount equal to 25% of the employee's normal monthly retirement benefit for life if the employee dies during retirement or after attaining early retirement eligibility, if active. However, this benefit is not available to the extent it would cause the total retirement benefit payable to the employee's spouse to exceed 100% of the employee's normal retirement benefit and is not available if a participant elects a lump sum form of payment under the Retirement Plan.

If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), there may be a six-month delay in the commencement of Supplemental Retirement Plan distributions, if triggered by the participant's termination or retirement.

Ms. Parameswaran and Messrs. Tsourapas and Wallace each accrued benefits under the PRA formula until December 31, 2013. PRA formula benefits are determined as follows: On July 1, 1989, an account was established for each eligible person employed on June 30, 1989, with an opening balance equal to the greater of (i) the value of the pension then accrued under the formula that existed prior to July 1, 1989; or (ii) an amount equal to the sum of the monthly pay-based credits that would have been made to the employee's account had the PRA formula always been in effect. For employees who were hired or became eligible to participate in the Retirement Plan between July 1, 1989 and June 1, 2010, monthly pay-based credits accumulated in a PRA account established in the employee's name. Through August 31, 2010, these credits equaled a percentage of the employee's monthly recognized earnings determined in accordance with the following schedule:

Years of Service	Up to 1/48 of Social Security Wage Base	Over 1/48 of Social Security Wage Base
0–9	2.50%	3.75%
10–14	3.00%	4.50%
15–19	4.00%	6.00%
20–24	5.35%	8.00%
25 or more	7.50%	11.25%

"Recognized earnings" for a particular year are set on February 1 each year, and consist of the higher of (i) the compensation earned by an employee during the previous year; and (ii) his or her annual salary as of January 1 of the year in question plus the annual bonus paid to the employee in the previous year. Recognized earnings do not include the value of restricted stock units or stock options.

The PRA formula was amended effective September 1, 2010 to provide for monthly pay-based credits equal to a percentage of the employee's monthly recognized earnings determined in accordance with the following schedule:

Years of Service	Basic Retirement Contributions
0–9	2.00%
10 or more	2.50%

In addition, eligible employees received additional allocations to their PRA accounts in September 2010 and September 2011 of 0.25% of their projected PRA balance as of August 31, 2010 for each full year of vesting service through August 31, 2010, up to a combined maximum of 15% based on 30 years of service.

The Retirement Plan was amended effective January 1, 2014 to provide that no additional pay-based credits will be made to PRA accounts after December 31, 2013. This change also applied to the Supplemental Retirement Plan.

Employees who accrued benefits under the PRA formula receive monthly credits for interest in their accounts. Interest credits continue after December 31, 2013. The interest crediting rate for 2020 was 3.21%, which was determined in accordance with the Retirement Plan rules and applicable IRS guidance.

For employees retiring under the PRA formula, benefits earned under the Supplemental Retirement Plan through December 31, 2004 will follow the form of payment elected under the Retirement Plan, and benefits earned after December 31, 2004 will be paid in a lump sum. However, such employees may request to have their full retirement benefit under the Supplemental Retirement Plan paid in a lump sum. Such requests may be accepted or denied.

Pension Benefits

The following table shows the actuarial present value of each Named Officer's total accumulated benefit as of December 31, 2020 under the terms of the Retirement Plan and the Supplemental Retirement Plan, and assumes that each Named Officer elects a joint and survivor annuity at the time of retirement, if he or she is eligible to do so. As described above, Ms. Daniels and Messrs. Jakobsen and Sutula are not participants in the Retirement Plan or the Supplemental Retirement Plan and therefore do not appear in the following table.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)[1]	Present Value of Accumulated Benefit ($) (d)[2]	Payments During Last Fiscal Year ($) (e)
Noel R. Wallace	Retirement Plan	26.25	469,471	—
	Supplemental Retirement Plan	26.25	413,800	—
			883,271	—
Prabha Parameswaran	Retirement Plan	16.17	232,757	—
	Supplemental Retirement Plan	16.17	28,371	—
			261,128	—
Panagiotis Tsourapas	Retirement Plan	3.58	36,549	—
	Supplemental Retirement Plan	3.58	38,992	—
			75,541	—

NOTES TO THE PENSION BENEFITS TABLE

[1] For Mr. Wallace, the years in this column represent the actual years worked by him for Colgate as of December 31, 2013. For Ms. Parameswaran and Mr. Tsourapas, the years in this column represent the years worked by them for Colgate as of December 31, 2013 during which they were eligible to participate in the Retirement Plan and Supplemental Retirement Plan described above. As noted above, effective January 1, 2014, the Retirement Plan and Supplemental Retirement Plan do not take into account service after December 31, 2013.

[2] The amounts shown reflect the value as of December 31, 2020 of the applicable Named Officers' benefits under the PRA formula under the Retirement Plan and Supplemental Retirement Plan described above.

As noted above, Ms. Parameswaran and Messrs. Tsourapas and Wallace are eligible to receive their full benefit (including benefits under both the Retirement Plan and the Supplemental Retirement Plan) in a lump sum under the PRA formula.

Deferred Compensation Plan

Eligible employees, including the Named Officers, may elect annually to defer a portion of their salary and/or cash bonus under the Colgate-Palmolive Company Deferred Compensation Plan (the "Deferred Compensation Plan"). Under this plan, participants can defer up to 75% of their salary and/or 100% of their cash bonus payable in the following calendar year. At the option of the participant, these amounts may be deferred to a specific date, at least five years from when the compensation is otherwise payable, or until retirement. Interest on deferred amounts is credited to the participant's account at the end of each calendar year and compounded annually. Interest accrues at a fixed rate equal to 120% of the Applicable Federal Rate ("AFR") published by the IRS, which, for amounts deferred in 2020, equaled 1.91% and 2.33% for mid- and long-term rates, respectively. Mid- or long-term AFRs are used based on the length of the deferral period elected. Once established, the same rate remains in effect throughout the entire deferral period.

At the time of deferral, a participant must indicate whether he or she wishes to receive the amount deferred in either a lump sum or up to ten annual installments. If a participant is less than 55 years old and leaves Colgate prior to the elected commencement date for distributions, the deferred amounts will be distributed immediately in a lump sum, regardless of the method of distribution originally elected by the participant. If a participant is 55 or older and leaves or retires prior to the elected commencement date for distributions, the deferred amounts will be paid according to the participant's original election. If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions, if triggered by the participant's termination or retirement. Changes to deferral elections and early withdrawals from deferred accounts are only permitted in extreme cases, such as unforeseen financial hardship that is demonstrated to the P&O Committee. Of the Named Officers, only Mr. Wallace has elected to participate in the Deferred Compensation Plan (with respect to compensation earned prior to 2020), and information about earnings on his deferrals is included in the Nonqualified Deferred Compensation Table.

Supplemental Savings & Investment Plan

Employees, including the Named Officers, whose earnings exceed IRS limitations on compensation that may be recognized under the Savings & Investment Plan or whose benefits under the Savings & Investment Plan are otherwise limited due to IRS rules, are entitled to receive a supplemental contribution under the Supplemental Savings & Investment Plan. The supplemental contribution is equal to the amount of the Company's matching contributions and/or retirement contributions that cannot be made under the Savings & Investment Plan due to certain IRS rules. Under the Savings & Investment Plan, we match a portion of employee contributions up to 6% of the employee's recognized earnings (as defined on page 53) and provide retirement contributions based on a percentage of recognized earnings, subject to a maximum eligible amount of recognized earnings under applicable IRS regulations of $290,000 in 2021 and $285,000 in 2020. The supplemental contributions are allocated to the Supplemental Savings & Investment Plan.

Interest is credited under the Supplemental Savings & Investment Plan as follows:

- Contributions allocated to the plan through December 31, 2002 realize investment results based on the performance of our Common Stock.
- Contributions allocated to the plan from January 1, 2003 through December 31, 2009 for matching contributions were credited with interest at annual interest rates calculated on the same basis as under the Deferred Compensation Plan described above. Effective October 1, 2010, the interest crediting rate was adjusted so that these contributions are credited with interest at the rate of 6.01%.
- Contributions allocated to the plan in December 2010 for 2010 matching contributions are credited with interest at the rate of 6.01%.
- Contributions allocated to the plan for retirement contributions beginning on September 1, 2010, and for matching contributions beginning on January 1, 2011, are credited with the same interest rate that applies under the Retirement Plan as described on page 53.

Amounts allocated to the Supplemental Savings & Investment Plan are distributed upon the participant's departure from Colgate. If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions, if triggered by the participant's termination or retirement.

Nonqualified Deferred Compensation

The following table shows information about the amount of contributions, earnings and balances for each Named Officer under the Supplemental Savings & Investment Plan and, in the case of Mr. Wallace, the Deferred Compensation Plan as of December 31, 2020.

Name (a)	Aggregate Balance at Beginning of Last Fiscal Year ($)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)[1]	Aggregate Earnings/(Losses) in Last Fiscal Year ($) (d)[2]	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)[3]
Noel R. Wallace	1,515,019	—	168,287	61,956	—	1,745,262
Henning I. Jakobsen	161,969	—	64,955	6,264	—	233,188
Stanley J. Sutula III	—	—	5,650	6	—	5,656
Jennifer M. Daniels	254,176	—	50,808	9,090	—	314,074
Prabha Parameswaran	438,882	—	109,049	15,913	—	563,844
Panagiotis Tsourapas	643,076	—	78,770	22,190	—	744,036

NOTES TO THE NONQUALIFIED DEFERRED COMPENSATION TABLE

[1] These amounts represent Company contributions under the Supplemental Savings & Investment Plan for 2020, which were allocated to the Supplemental Savings & Investment Plan. These contributions are also included in compensation reported for each Named Officer in column (i) of the Summary Compensation Table.

[2] These amounts represent the interest credited to each Named Officer during 2020 and the impact of investment results based on the performance of our Common Stock, as applicable, for amounts allocated under the Supplemental Savings & Investment Plan and, in the case of Mr. Wallace, deferred under the Deferred Compensation Plan. For further information regarding the calculation of interest earnings on these amounts, see page 54.

[3] To the extent that an executive was a "Named Officer" for a reported year, these amounts, other than the portion attributable to accrued earnings, were reported in previous proxy statements as compensation in the year of the executive's deferral (under the Deferred Compensation Plan or the Supplemental Savings & Investment Plan) or the Company's contribution (under the Supplemental Savings & Investment Plan), as applicable.

Executive Severance and Other Termination Benefits

The P&O Committee periodically reviews the appropriateness of the payment and benefit levels provided under the plans and programs described in this section, based on competitive market information and emerging best practices and governance trends. In particular, our Executive Severance Plan (the "Severance Plan") is subject to approval periodically by the Board. The most recent approval was in September 2018.

Severance Plan

The Severance Plan is designed to provide participants with reasonable compensation if their employment is terminated following a change in control of the Company. Individual employees are assigned a particular severance level up to the maximum allowed under the plan (24 months) based on grade level and years of service.

Approximately 125 senior executives participate in the Severance Program, including the Named Officers. In addition to the Severance Plan, we have incorporated other arrangements relating to a change in control in our compensation and benefit plans, as described below.

Under the Severance Plan, if at any time within two years of a "change in control" of the Company, we terminate a Named Officer's employment for any reason other than for cause, or a Named Officer terminates employment due to an adverse change in his or her conditions of employment, such as a diminution in his or her position, authority or responsibilities, or a salary reduction (each a "Qualified Termination"), such Named Officer is entitled to receive a lump sum amount equal to (i) either 18 or 24 months of compensation (defined as base salary as of the termination date plus the average of his or her last three years' annual bonus awards); plus (ii) the present value of additional retirement program benefits he or she would have received had he or she remained employed until the end of the severance period, or age 65, if earlier. The Named Officers are also entitled to receive the continuation of medical, dental and life insurance benefits during the severance period. No severance payments are required if a Named Officer is terminated for "cause," which is defined as the felony conviction of the Named Officer for a crime having a detrimental effect on our reputation, business or financial condition, the Named Officer's willful engagement in any malfeasance, dishonesty, fraud or gross misconduct having a material detrimental effect on our reputation, business or financial condition or the Named Officer's willful and deliberate failure to materially perform his or her employment duties.

Generally under the plan, a "change in control" is deemed to occur if: (i) any person, entity or group acquires 30% or more of the outstanding shares of our Common Stock or voting securities (other than securities acquired directly from the Company); (ii) a majority of the board of directors as of the effective date of the Severance Plan is replaced (unless any subsequent board member is approved by at least a majority of the original incumbent board, who shall thereafter be considered an incumbent board member); (iii) a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the Company's assets is consummated (other than under specific circumstances); or (iv) a complete liquidation or dissolution of the Company is approved by our stockholders.

If an outside accounting firm were to determine that a payment under the Severance Plan would cause a Named Officer to exceed the statutory limit and subject him or her to the so-called "golden parachute" tax under Section 4999 of the Internal Revenue Code, then the Named Officer would either (i) receive all payments and pay the tax or (ii) receive a reduced amount such that the tax does not apply, whichever approach yields the best after-tax outcome for the Named Officer.

In addition to the foregoing severance benefit, the Severance Plan provides for a payment within 30 days after the change in control, whether or not the Named Officer remains employed, of a pro-rated bonus for the year in which the change in control occurs. The pro-rated bonus paid may be used to offset any other bonus awarded for such year.

Other Change-in-Control Arrangements

Other arrangements relating to a change in control in our compensation and benefit plans are as follows.

- **Equity Awards.** We generally have a "double trigger" vesting policy upon a change in control, meaning that unvested equity awards only vest upon a change in control if (i) there is also a Qualified Termination or (ii) the acquirer fails to assume or replace the outstanding awards. The following provides further detail about the treatment of various equity awards upon a change in control (assuming that outstanding awards are assumed or replaced by the acquirer):
  - Stock options held by employees that are not yet exercisable become exercisable upon a change in control and a Qualified Termination; and
  - Unvested restricted stock units are considered earned in full and non-forfeitable (i) in the case of performance-based awards for which the performance goals have been satisfied (i.e., restricted stock units granted under our legacy Long-Term Global Growth Program), upon a change in control and (ii) in the case of all other awards (including PBRSUs granted under our Growth Performance Plan), upon a change in control and a Qualified Termination. Upon a change in control and a Qualified Termination, performance-based awards for which the performance goals have not yet been satisfied are deemed earned at the greater of the target level or the level of performance achieved to that point.
- **Deferred Compensation Balances.** Under the Severance Plan, participating employees are also entitled to receive within 30 days following a change in control all amounts previously deferred by the employee under the Deferred Compensation Plan. They are also entitled to receive amounts held in the employee's Supplemental Savings & Investment Plan account as soon as practicable following a change in control. For more information regarding the Deferred Compensation Plan and the Supplemental Savings & Investment Plan, see pages 54 to 55.
- **Letter of Credit for Unfunded Retirement Plan.** With respect to the Supplemental Retirement Plan, which is an unfunded plan, we have arranged for a letter of credit that requires the issuing bank to fund the accrued benefits payable under this plan if we refuse to pay these benefits after a change in control. Funding would be made by payments to a trust, the assets of which would be subject to the claims of our creditors if we were to become insolvent.

Termination for Company Convenience

If we terminate the employment of a Named Officer at the Company's convenience, we will pay in a lump sum an amount equal to between 12 and 24 months of the Named Officer's base salary and continue to pay certain medical and dental insurance benefits for either 12 or 18 months. Mr. Sutula and Ms. Daniels are also entitled to receive the continuation of life insurance benefits for 12 months following termination, while the other Named Officers, who each have at least 10 years of service with Colgate, are eligible to receive retiree life insurance benefits. We are not required to make these payments if (i) we terminate a Named Officer's employment for "cause" (as defined above), (ii) we terminate a Named Officer's employment as a result of a Company organizational restructuring or (iii) the Named Officer voluntarily terminates his or her employment.

Death and Disability Benefits

We provide additional benefits to approximately 850 employees, including the Named Officers, upon their death or disability. If a Named Officer dies while actively employed, his or her eligible survivors are entitled to an annuity equal to 20% of the Named Officer's "recognized earnings" (as defined on page 53) at the time of death. The benefit is payable until the Named Officer would have reached age 65. If the Named Officer does not have a surviving spouse and he or she has dependent children under the age of 23, the benefit is paid to those children until they reach age 23, or until the Named Officer would have reached age 65, whichever is earlier.

Under the Long-Term Disability Plan available to all U.S. employees, we generally provide long-term disability benefits based on an employee's earnings up to a maximum of $300,000. Certain executives, including the Named Officers, receive additional benefits based on the amount of their earnings that exceed $300,000, at no additional cost to them. If a Named Officer becomes disabled at or before age 60 while he or she is actively employed, he or she is entitled to receive these increased disability benefits until he or she reaches age 65. If a Named Officer becomes disabled after age 60 while he or she is actively employed, he or she is entitled to receive disability benefits until the earlier of the date on which he or she reaches age 70 or five years from the date he or she became disabled.

Deferred Compensation and Retirement Benefits

For information about the pension benefits payable to the Named Officers upon their retirement and deferred compensation balances, see pages 52 to 55. In addition to the post-retirement welfare benefits available to U.S. employees generally, approximately 850 employees, including the Named Officers, who have at least 10 years of service at retirement, qualify for a post-retirement life insurance benefit equal to one-half of recognized earnings up to a maximum of $750,000 in lieu of our regular life insurance benefit for retirees.

Equity Awards

The treatment, in general, of previously granted equity awards in the case of the termination of employment under the following circumstances is as follows:

- **Death, Disability or Retirement.** All earned but unvested restricted stock units, including those subject to continued employment, will continue to vest and be distributed in accordance with their original vesting schedule, except, in the case of retirement, for special retention awards that are subject to continued employment. All outstanding stock options, whether or not previously exercisable, will be exercisable (except, in the case of retirement, for special retention awards that are subject to continued employment) for a period of three years from the date of death, disability or retirement, as applicable, or until the end of the original term of the option, whichever is shorter. With respect to unearned PBRSUs granted under our Growth Performance Plan, recipients who retire, die or become disabled during a performance period will vest in a prorated amount of PBRSUs earned at the conclusion of the performance period reflecting the proportion of the performance period for which they were employed, provided they remained employed for at least the first six months of the performance period.
- **Termination for Company Convenience.** Where severance is paid following a termination of employment at the Company's convenience, the severance period is counted in determining the vesting of earned but unvested restricted stock units and stock options. If the employee would have been eligible for retirement during the severance period, equity awards (except for PBRSUs) are treated as outlined under "Death, Disability or Retirement" above. If not, any unvested restricted stock units that would have vested during the severance period will continue to vest and be distributed in accordance with their original vesting schedule, except for PBRSUs and special retention awards that are subject to continued employment. Any unvested stock options that would have vested during the severance period will vest upon termination (except for special retention awards that are subject to continued employment) and, together with any other vested stock options, will be exercisable for a period of three months or until the end of the original term of the option, whichever is shorter. All unvested PBRSUs and any other remaining unvested restricted stock units and stock options will be forfeited.
- **Termination for Cause.** Unvested restricted stock units (including PBRSUs) and both vested and unvested stock options are forfeited.
- **Resignation.** Unvested restricted stock units (including PBRSUs) and unvested stock options are forfeited. Vested stock options are exercisable for a period of three months after termination, or until the end of their original term, if shorter.
- **Change in Control.** For a description of the treatment of equity awards following a change in control of the Company, see "Other Change-in-Control Arrangements" on page 56.

The treatments described above assume that employees comply with the terms and conditions of the applicable equity award agreements, including non-competition, non-solicitation and non-interference restrictions, in each case following termination of employment. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of those equity awards.

Potential Payments Upon Termination or Change in Control

The following table sets forth the estimated incremental payments and benefits that would be payable to each Named Officer upon termination of their employment or a change in control of the Company, assuming that the triggering event occurred at year-end 2020. These amounts would be incremental to the compensation and benefit entitlements described previously in this Proxy Statement that are not contingent upon a termination or change in control. As discussed in the CD&A, Mr. Jakobsen departed from Colgate on December 31, 2020 and the arrangements associated with that transition are disclosed on page 35.

Name	Change In Control		Involuntary Termination					
	Without Qualified Termination ($)[1]	With Qualified Termination ($)[2]	With Cause ($)	Without Cause ($)[3]	Resignation ($)	Death ($)[4][5]	Disability ($)[5][6]	Retirement ($)[7]
Noel R. Wallace	—	5,309,447	—	2,662,431	—	2,310,326	5,438,230	—
Henning I. Jakobsen	—	2,781,900	—	1,306,429	—	825,152	1,495,290	—
Stanley J. Sutula III	—	1,401,118	—	882,516	—	1,431,281	2,736,690	—
Jennifer M. Daniels	—	1,034,097	—	813,069	—	1,130,975	2,185,477	—
Prabha Parameswaran	—	2,879,499	—	1,201,044	—	584,653	2,262,614	—
Panagiotis Tsourapas	—	2,547,226	—	1,201,044	—	1,239,636	2,348,241	—

NOTES TO THE POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

[1] **Change in Control without Qualified Termination.** As shown in this column, if there is a change in control but there is no Qualified Termination of the Named Officer's employment, the Named Officer would not be entitled to receive any incremental payment or benefit. However, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would be accelerated as follows:

- **Equity Awards.** The vesting of certain previously earned but unvested performance-based restricted stock units would be accelerated as described under "Other Change-in-Control Arrangements—Equity Awards" on page 56. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. The estimated value as of year-end 2020 of the previously granted awards that would be accelerated for the applicable Named Officers is as follows: Mr. Wallace—$521,269; Mr. Jakobsen—$263,884; Ms. Daniels—$408,567; Ms. Parameswaran—$359,741; and Mr. Tsourapas—$401,811. For all of the applicable Named Officers, these amounts reflect the value of previously granted and earned performance-based restricted stock units that they were already entitled to receive in accordance with their original vesting schedule because they were eligible for retirement but would be accelerated upon a change in control. The estimated value of restricted stock units that would be accelerated was calculated based on the closing price of our Common Stock on December 31, 2020. Assuming that all other outstanding equity awards were assumed or replaced upon the change in control, no other outstanding equity awards would be accelerated.

- **Cash Bonus.** If the change in control occurs at year-end, as assumed in the table above, the Named Officers would be entitled to receive their annual cash bonus for the year in which the change in control occurs (reported as of year-end 2020 in column (g) of the Summary Compensation Table).

- **Deferred Compensation Balances.** The Named Officers would be entitled to receive any amounts previously deferred by or allocated to them under the Deferred Compensation Plan or Supplemental Savings & Investment Plan (reported as of year-end 2020 in column (f) of the Nonqualified Deferred Compensation Table).

[2] **Change in Control with Qualified Termination.** This column consists of the following benefits under the Severance Plan described beginning on page 55: (i) severance payments; (ii) the value of benefits under our retirement programs during the severance period; and (iii) the value of the continuation of medical and dental (and, for Mr. Sutula and Ms. Daniels, life) insurance benefits during the severance period. The value of retirement benefits was calculated based on the difference between the present value of additional retirement program benefits that the Named Officer would have received had he or she remained employed until the end of the severance period, or age 65, if earlier, and the present value of retirement benefits payable at the change-in-control date without assuming future service. For more information regarding the assumptions used to calculate the present value of retirement benefits, see note 2 to the Pension Benefits Table. The additional medical, dental and life insurance benefits were valued based on the aggregate premiums paid by us for the applicable severance period. Since Mr. Sutula did not participate in our annual incentive program in 2020, the amount shown in this column for his severance payment does not include any value for annual bonus awards, and instead was calculated solely using his base salary.

In addition to the amounts shown in this column, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would be accelerated as follows:

- **Equity Awards.** The vesting of certain previously granted stock options, earned but unvested restricted stock units and unearned PBRSUs would be accelerated as described under "Other Change-in-Control Arrangements—Equity Awards" on page 56. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. The estimated value as of year-end 2020 of the previously granted awards that would be accelerated for the applicable Named Officers is as follows: Mr. Wallace—$17,587,158; Mr. Jakobsen—$2,066,020; Mr. Sutula—$2,721,952; Ms. Daniels—$3,792,014; Ms. Parameswaran—$3,331,371; and Mr. Tsourapas—$3,551,713. The amounts shown in the preceding sentence include the following values of previously granted and earned restricted stock units that they were already entitled to receive in accordance with their original vesting schedule because they were eligible for retirement but would be accelerated upon a Qualified Termination: Mr. Wallace—$521,269; Mr. Jakobsen—$263,884; Ms. Daniels—$408,567; Ms. Parameswaran—$359,741; and Mr. Tsourapas—$401,811. For the assumptions used to calculate the value of the restricted stock units, see note 1 above. The estimated value of stock options that would be accelerated was calculated based on the difference between the closing price of our Common Stock on December 31, 2020 and the applicable exercise price. The estimated value of PBRSUs that would be considered earned in full and accelerated was calculated based on the level of performance achieved through December 31, 2020 and the closing price of our Common Stock on December 31, 2020.

- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, the Named Officers would be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported as of year-end 2020 in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table). For Mr. Sutula, who did not participate in our annual incentive program in 2020, he would be entitled to receive a bonus equal to the actual annual bonus he would have received from his prior employer, Pitney Bowes, had he remained in his prior role as described on page 35.

- **Retirement Accruals and Deferred Compensation Balances.** The Named Officers would be entitled to receive their accrued retirement benefits (reported in the Pension Benefits Table) and any amounts previously deferred by or allocated to them under the Deferred Compensation Plan or Supplemental Savings & Investment Plan (reported as of year-end 2020 in column (f) of the Nonqualified Deferred Compensation Table). The Named Officers would also be entitled to receive the balance in their accounts under the Savings & Investment Plan, including the Company contributions to the accounts, as further described in note 7 below.

[3] **Involuntary Termination without Cause.** This column shows the severance payment and the value of the continuation of medical and dental (and, for Mr. Sutula and Ms. Daniels, life) insurance benefits during the severance period. For the assumptions used to calculate the additional insurance benefits, see note 2 above.

In addition to the amounts shown in this column, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would continue or be accelerated as follows:

- **Equity Awards.** Certain earned but unvested restricted stock units would be allowed to vest in accordance with their original vesting schedule and certain unvested stock options would become exercisable for a period of three months or until the end of the original term, whichever is shorter, in each case only if they would have otherwise vested before the end of the severance period, as described under "Equity Awards—Termination for Company Convenience" on page 57. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. No amounts are shown for any of the Named Officers because, as employees eligible for retirement, they were already entitled to have their previously granted and earned restricted stock units continue to vest and stock options accelerate (other than special retention awards that are subject to continued employment) as described under "Equity Awards—Death, Disability or Retirement" on page 57. For the assumptions used to calculate these amounts, see notes 1 and 2 above. Since the Named Officers are retirement-eligible, they would also be entitled to vest at the conclusion of each Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed as described under "Equity Awards—Death, Disability or Retirement" on page 57. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, each Named Officer would also be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table).

- **Deferred Compensation Balances.** The Named Officers would be entitled to receive any amounts previously deferred by or allocated to them under the Deferred Compensation Plan and Supplemental Savings & Investment Plan (reported as of year-end 2020 in column (f) of the Nonqualified Deferred Compensation Table).

[4] **Death**. This column consists of a survivor annuity, the actuarial present value of which is calculated based on the lump sum value of the annuity payable to the Named Officer's spouse until the Named Officer would have reached age 65. If there is no surviving spouse and the Named Officer has dependent children under the age of 23, the annuity is payable to those children until they reach age 23 or until the Named Officer would have reached age 65, whichever is earlier. The amounts shown were calculated assuming an interest rate of 2.65%.

[5] In addition to the amounts shown in the applicable column, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would continue or be accelerated as follows:

- **Equity Awards.** Earned but unvested restricted stock units would continue to vest in accordance with their original vesting schedule and all outstanding stock options would be exercisable for a period of three years or until the end of the original term, whichever is shorter, as described under "Equity Awards—Death, Disability or Retirement" on page 57. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. For Mr. Wallace, the estimated value as of year-end 2020 of previously granted stock options that would be accelerated is $1,392,983, and for Mr. Sutula the estimated value as of year-end 2020 of previously granted restricted stock units that would continue to vest is $2,356,998 and of previously granted stock options that would be accelerated is $364,954. No other amounts are shown for any of the Named Officers because, as employees eligible for retirement, they were already entitled to have their previously granted and earned restricted stock units continue to vest and stock options accelerate (other than special retention awards that are subject to continued employment) as described under "Equity Awards—Death, Disability or Retirement" on page 57. The Named Officers would also be entitled to vest at the conclusion of each Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed as described under "Equity Awards—Death, Disability or Retirement" on page 57. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, each Named Officer would also be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table).

[6] **Disability.** This column consists of the actuarial present value of additional long-term disability benefits for which each Named Officer is eligible, as described more fully on page 57. The amounts shown were calculated assuming an interest rate of 2.65%.

[7] **Retirement.** As shown in this column, the Named Officers would not be entitled to receive any incremental payment or benefit upon retirement. However, the vesting or distribution of certain existing compensation reported previously in this Proxy Statement would continue or be accelerated as follows:

- **Equity Awards.** Earned but unvested restricted stock units, except those subject to continued employment, would continue to vest in accordance with their original vesting schedule and all outstanding stock options, except those subject to continued employment, would be exercisable for a period of three years or until the end of the original term, whichever is shorter, as described under "Equity Awards—Death, Disability or Retirement" on page 57. All such awards were reported as compensation in the proxy statement for the year of grant, to the extent the executive was a "Named Officer" for that year. The Named Officers would also be entitled to vest at the conclusion of each Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed as described under "Equity Awards—Death, Disability or Retirement" on page 57. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

- **Retirement Accruals.** Each Named Officer would be entitled to receive their retirement benefits under the Retirement Plan and Supplemental Retirement Plan, if any, as described on pages 52 to 53. Each Named Officer would also be entitled to receive the balance in their account under the Savings & Investment Plan and other comparable foreign plans, including the Company contributions made pursuant to the Company match, profit-sharing and retirement program under the Savings & Investment Plan, as well as investment gains and losses thereon. As of year-end 2020, the balance, which remains subject to future investment gains and losses, in each Named Officer's Savings & Investment Plan and other comparable foreign plans accounts from these sources was as follows: Mr. Wallace—$2,200,441; Mr. Jakobsen—$723,642; Mr. Sutula—$2,896; Ms. Daniels—$205,774; Ms. Parameswaran—$970,952; and Mr. Tsourapas—$565,004. The annual contributions by the Company to these accounts are reported in note 6 to the Summary Compensation Table.
- **Cash Bonus and Performance-Based Award.** If the triggering event occurs at year-end, as assumed in the table above, each Named Officer would also be entitled to receive their annual cash bonus for the year in which the triggering event occurs (reported in column (g) of the Summary Compensation Table) and their Long-Term Global Growth Program performance-based restricted stock unit award for the three-year performance cycle ending such year, if any (reported in note 4 to the Grants of Plan-Based Awards Table).
- **Deferred Compensation Balances.** The Named Officers would be entitled to receive any amounts previously deferred by or allocated to them under the Deferred Compensation Plan and Supplemental Savings & Investment Plan (reported as of year-end 2020 in column (f) of the Nonqualified Deferred Compensation Table) in accordance with the distribution schedule they elected.

CEO Pay Ratio

Our products are marketed in over 200 countries and territories throughout the world with approximately 70% of our net sales generated outside the United States and nearly 50% of net sales coming from emerging markets. Consistent with our global presence, we have a dispersed workforce, with over 85% of our employees based outside the United States in over 100 countries. To attract and retain talent, we seek to pay competitively in each jurisdiction consistent with market practice, resulting in compensation levels that vary from country to country. Our workforce also covers a broad range of functions, from manufacturing employees to management personnel, and includes both employees who are compensated on a salaried basis and those who are compensated on an hourly basis.

For 2020, the median of the annual total compensation of all employees (other than our CEO, Noel Wallace) was $35,940 and the annual total compensation of the CEO, as reported in the Summary Compensation Table on page 46, was $14,364,118. Based on this information, for 2020 the CEO's annual total compensation was 400 times that of the median of the annual total compensation of all employees. This amount is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The above-referenced pay ratio may not be comparable to pay ratios disclosed by other companies, including the companies in the Comparison Group (as defined in the CD&A). Pay ratios at different companies may vary due to differences in workforce composition, including geographic breadth, types of work performed and the relative percentages of salaried versus hourly compensated workers.

Methodology for Determining the Median Employee and Annual Total Compensation

We used the following methodology, material assumptions, adjustments and estimates to identify the median of the annual total compensation of all employees.

Determination of Employee Population

We determined that, as of October 1, 2020, we had approximately 35,300 employees (including approximately 1,500 temporary employees) working for Colgate-Palmolive Company or its consolidated subsidiaries, of which approximately 5,100 were based in the United States and the remaining approximately 30,200 were based outside the United States.

As permitted by SEC rules, we chose to exclude from this population approximately 900 employees in 55 countries, representing approximately 2.5% of our total employees. All employees from each of these countries, which are identified in Annex B to this Proxy Statement along with the number of employees based in each such country, were excluded. As a result, our employee population used for determining the median employee was approximately 34,400, consisting of approximately 5,100 employees based in the United States and approximately 29,300 employees based outside the United States.

Statistical Sampling

We elected to use statistical sampling to identify the median employee and conducted a simple random sample of 2,000 employees worldwide, which was determined to be the appropriate sample size for the size and complexity of our employee population based on advice from an external consultant.

Compensation Measure

We selected base salary or comparable wages for the 12-month period ended September 30, 2020 as the measure of compensation that could be consistently applied across the sample population. In making this determination, the compensation of all permanent employees included in the sample who were hired in 2020 but were not employed for the entire measurement period was annualized, but no cost-of-living adjustments were made. Using this methodology, the median employee was identified as a full-time, salaried employee located in China.

Annual Total Compensation of Median Employee

The elements of the median employee's annual total compensation for 2020 were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $35,940. For purposes of this disclosure, Chinese renminbi were converted to U.S. dollars using a 12-month average exchange rate from January 1, 2020 through December 31, 2020.

Stock Ownership

Stock Ownership of Directors and Executive Officers

Our directors and executive officers own significant amounts of Colgate stock. Under our stock ownership guidelines, non-employee directors are required to own stock equal in value to at least five times their annual share grant, and executive officers are required to own stock equal in value to between two and eight times their salary, depending on their position.

The following table shows the beneficial ownership of Common Stock of each current director, each of the Named Officers and the directors and executive officers (including the Named Officers) as a group. "Beneficial ownership" as used here means more than "ownership" as that term is commonly used. For example, a person "beneficially" owns Common Stock not only if he or she holds it directly, but also if he or she has (or shares) the power to vote or sell the stock indirectly (for example, through a relationship, a position as a director or trustee, or a contract or understanding). Beneficial ownership also includes shares a person has the right to acquire within 60 days, for example, through the exercise of a stock option.

| | Common Stock | | | |
| | Amount and Nature of Beneficial Ownership[1][2] | | | |
Name of Beneficial Owner	Directly Owned	Exercisable Options[3]	Common Stock Units	Held by Savings & Investment Plan Trustee[4]
Noel R. Wallace[5]	203,816	656,051	—	48,202
Henning I. Jakobsen	2,594	237,896	—	6,871
Stanley J. Sutula III[6]	—	—	—	—
Jennifer M. Daniels[6]	33,398	220,974	—	863
Prabha Parameswaran[6][7]	12,634	173,305	—	4,098
Panagiotis Tsourapas[6][8]	42,562	195,560	—	6,304
John P. Bilbrey[9]	4,719	21,353	17,146[10]	—
John T. Cahill[11]	25,737	16,701	23,269[10]	—
Lisa M. Edwards[12]	3,518	1,158	—	—
Helene D. Gayle[13]	24,914	5,401	15,609[10]	—
C. Martin Harris	13,030	12,234	—	—
Martina Hund-Mejean[12]	1,622	—	—	—
Kimberly A. Nelson[12][14]	1,415	—	—	—
Lorrie M. Norrington	889	18,599	19,069[10]	—
Michael B. Polk	18,255	16,701	—	—
Stephen I. Sadove[15]	25,744	16,701	11,324[10]	—
All directors and executive officers as a group (20 persons)	506,361	1,965,542	86,417	143,773

NOTES TO THE STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS TABLE

[1] Information about Common Stock holdings is as of March 8, 2021, the record date for the Annual Meeting. Unless stated otherwise in these notes, each person named in the table owns his or her shares directly and has sole voting and investment power over such shares.

[2] Each person named in the table beneficially owns less than 0.25% of the outstanding Common Stock. The directors and executive officers as a group beneficially own 0.32% of the outstanding Common Stock.

[3] This column consists of options that are exercisable on or before May 7, 2021, which is 60 days after March 8, 2021. As of March 8, 2021, a total of 27,278,434 options were outstanding under the 2019 Plan and the predecessors to the 2019 Plan and 30,999,261 shares were available for future grants under the 2019 Plan.

[4] Consists of Common Stock credited to or otherwise beneficially owned by executive officers under our Savings & Investment Plan. Under this plan, we issue Common Stock to a trustee acting on behalf of the plan. Employees who participate in the Savings & Investment Plan, including the Named Officers, have voting power over the shares allocated to their accounts under the plan, subject to the right of the plan trustee to vote such shares if a participant fails to do so. Participants have no investment power over such shares until they are distributed or diversified at the participant's election in accordance with the terms of the plan.

[5] Mr. Wallace's holdings include 335 shares of Common Stock owned by the Noel R. Wallace 2012 GST Trust.

[6] Executive officers have five years from the date of their initial hiring or promotion into an eligible position to achieve required ownership levels.

[7] Ms. Parameswaran's holdings include 10,150 shares of Common Stock owned by the Prabha Parameswaran Mitra Revocable Trust.

[8] Mr. Tsourapas's holdings include 42,562 shares of Common Stock owned by the Panagiotis Tsourapas Revocable Living Trust and 3,163 shares of Common Stock owned by his spouse through our Savings & Investment Plan.

[9] Mr. Bilbrey's holdings include 4,719 shares of Common Stock owned by the John P. Bilbrey Revocable Trust.

(10) Consists of Common Stock units credited to one or more of the following accounts: (i) a deferred account for amounts granted under the 2019 Plan, 2013 Plan and any predecessor plans; or (ii) a deferred account under the Restated and Amended Deferred Compensation Plan for Non-Employee Directors. In each case, the holder of Common Stock units has no voting or investment power over such units.

(11) Mr. Cahill's holdings include 25,737 shares of Common Stock owned by the John Tobin Cahill Revocable Trust.

(12) Ms. Edwards was first elected to the Board effective March 1, 2019, Ms. Hund-Mejean was first elected to the Board effective March 11, 2020 and Ms. Nelson was first elected to the Board effective March 11, 2021. Directors have five years from the date of their initial election to meet our stock ownership guidelines.

(13) Dr. Gayle's holdings include 19,689 shares of Common Stock owned by the Revocable Trust of Helene Gayle.

(14) Ms. Nelson's holdings include 215 shares of Common Stock owned by her spouse and 575 shares of Common Stock owned by the Stafford B Nelson 2015 Irrevocable Family Trust.

(15) Mr. Sadove's holdings include 25,744 shares of Common Stock owned by the Stephen I. Sadove Revocable Trust.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers to file reports with the SEC regarding their ownership of our stock and any changes in such ownership. We undertake to file such reports on behalf of our directors and executive officers pursuant to a power of attorney given to certain attorneys-in-fact. Based on our review of copies of these reports and officer and director certifications, we believe that all Section 16(a) filing requirements applicable to our directors and executive officers were complied with during 2020, except that, due to administrative error by a service provider, a Form 4 was filed late on behalf of Sally Massey related to the exercise of stock options and sale of the shares received on exercise that occurred on August 5, 2020.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to us to be beneficial owners of more than 5% of our outstanding Common Stock as of December 31, 2020.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned as of December 31, 2020	Percent of Common Stock Outstanding as of December 31, 2020
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	75,657,186(1)	8.8%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	58,107,209(2)	6.8%
State Street Corporation(3) State Street Financial Center One Lincoln Street Boston, MA 02111	50,722,444(4)	5.9%

NOTES TO THE STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS TABLE

(1) On a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard") on February 10, 2021, Vanguard reported that, as of December 31, 2020, it beneficially owned 75,657,186 shares of Common Stock with shared voting power over 1,405,598 shares of Common Stock, sole dispositive power over 71,937,609 shares of Common Stock and shared dispositive power over 3,719,577 shares of Common Stock.

(2) On a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock") on January 29, 2021, BlackRock reported that, as of December 31, 2020, it beneficially owned 58,107,209 shares of Common Stock with sole voting power over 49,254,845 shares of Common Stock and sole dispositive power over 58,107,209 shares of Common Stock.

(3) State Street Bank and Trust Company, a subsidiary of State Street Corporation ("State Street"), is the trustee of the Colgate-Palmolive Company Employee Stock Ownership Trust (the "Trustee").

(4) On a Schedule 13G filed with the SEC by State Street on February 12, 2021, State Street reported that, as of December 31, 2020, it beneficially owned 50,722,444 shares of Common Stock with shared voting power over 46,252,499 shares of Common Stock and shared dispositive power over 50,695,193 shares of Common Stock.

For information regarding the voting of shares allocated to the Colgate-Palmolive Company Employee Stock Ownership Plan participants, please see "Questions and Answers About Our Annual Meeting—How can I vote if I am an employee participating in the Savings & Investment Plan?" The Trustee will vote unallocated shares in the same proportion in which allocated shares are voted.

Proposals Requiring Your Vote

The following five proposals will be presented at the meeting for your vote. When voting by internet or telephone, you will be instructed how to vote for or against or abstain from voting on these proposals. If you received a printed copy of your proxy materials, space is provided on the proxy card to vote for or against or abstain from voting on each of the proposals.

Proposal 1
Election of Directors

The Board has nominated ten people for election as directors at the Annual Meeting. All nominees are currently serving as Colgate directors and all nominees except for Ms. Nelson were elected at the 2020 Annual Meeting. Ms. Nelson was elected by the Board effective March 11, 2021. If you elect these nominees, they will hold office until the next Annual Meeting or until their successors have been elected and qualified.

The nominees are John P. Bilbrey, John T. Cahill, Lisa M. Edwards, C. Martin Harris, Martina Hund-Mejean, Kimberly A. Nelson, Lorrie M. Norrington, Michael B. Polk, Stephen I. Sadove and Noel R. Wallace. Biographical information regarding the nominees and information regarding the skills and qualifications of the nominees appears on pages 14 to 18 of this Proxy Statement.

 The Board of Directors recommends a vote **FOR** the nominees for director listed above.

Proposal 2
Ratification of Selection of Independent Registered Public Accounting Firm

We ask that you ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021. PricewaterhouseCoopers LLP has audited the accounts of the Company since May 2002. The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP as our independent registered public accounting firm is in the best interests of Colgate and our stockholders.

 The Board of Directors recommends a vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.

Audit Committee Report

The Audit Committee is composed of four independent directors. The Board of Directors has determined that it would be desirable for all Audit Committee members to be "audit committee financial experts" as that term is defined under SEC rules. The Board has conducted an inquiry into the qualifications and experience of each member of the Audit Committee, and has determined that they each meet the SEC's criteria for audit committee financial experts.

Role and Responsibilities

The Audit Committee assists the Board of Directors in its oversight of our financial statements and reporting processes, including our internal control over financial reporting and our Internal Audit function. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, including review of their qualifications, independence and performance and approval of their fees. In addition, the Audit Committee oversees our Global Ethics and Compliance function, enterprise risk management process and compliance with legal and regulatory requirements. For more information about oversight of the Global Ethics and Compliance function, including procedures for investigating complaints related to accounting, internal accounting controls or auditing matters, see "Governance of the Company—Communications to the Board of Directors." A copy of the charter of the Audit Committee, which describes these and other responsibilities of the committee, is available on our website at www.colgatepalmolive.com.

Management has the direct and primary responsibility for the financial statements and the reporting processes, including establishing and maintaining adequate internal control over financial reporting. The independent registered public accounting firm is responsible for auditing the annual financial statements prepared by management and expressing an opinion as to whether those financial statements present fairly, in all material respects, the financial position of the Company and our subsidiaries and the results of our operations and our cash flows in conformity with accounting principles generally accepted in the United States of America. The independent registered public accounting firm is also responsible for auditing the effectiveness of our internal control over financial reporting.

Selection of Independent Registered Public Accounting Firm

The Audit Committee appointed PricewaterhouseCoopers LLP ("PwC") to audit our financial statements as of and for the year ended December 31, 2020 and the effectiveness of our internal control over financial reporting as of December 31, 2020. PwC has served as our independent registered public accounting firm continuously since May 2002. The Audit Committee considered several factors in selecting PwC as our independent registered public accounting firm, including the firm's independence and internal quality controls, the qualifications and experience of the lead audit partner and overall depth of talent, their experience with our industry (including any potential conflicts arising from representation of our direct competitors) and their capability and expertise in handling the breadth and complexity of our global operations along with the firm's familiarity with our business, accounting policies and internal control over financial reporting. In determining whether to reappoint PwC as our independent registered public accounting firm for the year ending December 31, 2021, the Audit Committee again took those factors into consideration along with its evaluation of the past performance of PwC. The Audit Committee determined that the continued retention of PwC as our independent registered public accounting firm is in the Company's best interests. The Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm in order to assure continuing auditor independence.

Pursuant to the five-year rotation requirement mandated by the Sarbanes-Oxley Act of 2002, PwC's lead audit partner rotated in 2019. The process for selecting the new lead audit partner involved an assessment of many factors, including the candidates' independence, objectivity, broad-based business judgment, multinational and industry experience, commitment to serving the Company, ability to leverage the resources of the firm and commitment to continuous improvement and robust dialogue with the Audit Committee. The selection process also involved discussions with management and the Audit Committee regarding each of the candidates and a meeting between the Audit Committee chair and the final candidate for the role.

Review and Recommendation Regarding Financial Statements

The Audit Committee met seven times in 2020, including to review and discuss each quarterly earnings release prior to its announcement and each of our quarterly and annual financial statements. The Audit Committee reviewed and discussed the scope of and plans for the internal and external audits with management and the independent registered public accounting firm together and separately. The Audit Committee also met with management and the independent registered public accounting firm together and separately to review and discuss the audited financial statements, including the critical audit matter reported on by the independent registered public accounting firm, and matters related to the design and operating effectiveness of our internal control over financial reporting. These discussions and reviews included the reasonableness of significant estimates and judgments, significant accounting policies (including critical accounting policies), significant unusual transactions, the independent registered public accounting firm's assessment of the quality, not just acceptability, of our accounting principles, risk assessment and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB").

The Audit Committee has received the written disclosures of the independent registered public accounting firm as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm, and received a letter from them confirming, their independence from management and the Company. In addition, the Audit Committee has reviewed and approved our policy with regard to the hiring of former employees of the independent registered public accounting firm. In evaluating the independent registered public accounting firm's independence, the Audit Committee considered whether the firm's provision of any non-audit services impaired or compromised the firm's independence and the Audit Committee concluded that the provision of those services did not. Those services, along with the fees paid to the independent registered public accounting firm and the Audit Committee's pre-approval policy for services that may be performed by the independent registered public accounting firm, are described below.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements as of and for the year ended December 31, 2020 be accepted and included in our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC.

The foregoing report has been submitted by the members of the Audit Committee: John T. Cahill (Chair), Martina Hund-Mejean, Lorrie M. Norrington and Stephen I. Sadove.

Fees of Independent Accounting Firm

The Audit Committee approves the fees billed or expected to be billed by PricewaterhouseCoopers LLP for their services. Such fees for services rendered to Colgate during 2020 and 2019 are set forth below. The Audit Committee has concluded that the provision to Colgate of the non-audit services by PricewaterhouseCoopers LLP described below did not and does not impair or compromise their independence. All such services were pre-approved by the Audit Committee in accordance with the pre-approval policy described below.

PRICEWATERHOUSECOOPERS LLP FEES

(in millions)

	2020 ($)	2019 ($)
Audit Fees	12.1	12.5
Audit-Related Fees	0.1	1.0
Tax Fees	2.0	2.3
All Other Fees	—	—
Total	14.2	15.8

Audit Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered for the audits of our annual financial statements for the years ended December 31, 2020 and 2019 and the effectiveness of our internal control over financial reporting as of December 31, 2020 and 2019, the reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and services related to statutory and regulatory filings and engagements for such fiscal years.

Audit-Related Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered that were reasonably related to the performance of the audits or the reviews of our financial statements in 2020 and 2019 (but which are not included under "Audit Fees" above). Audit-Related fees consist primarily of certain agreed-upon-procedures engagements.

Tax Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered relating to tax compliance, tax advice and tax planning in various tax jurisdictions around the world. Specifically, these fees were associated with assistance in tax return filings, tax audits and refund claims, as well as advice on interpretation of and compliance with tax laws and tax valuation services.

All Other Fees

None.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of all audit and permitted non-audit services that may be performed by our independent registered public accounting firm. Under this policy, each year, at the time it engages the independent registered public accounting firm, the Audit Committee pre-approves the audit engagement terms and fees and also pre-approves detailed types of audit-related and permitted tax services, subject to certain dollar limits, that may be performed during the year. All other permitted non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis. The Audit Committee may delegate its authority to pre-approve services to one or more of its members, whose activities are reported to the Audit Committee at each regularly scheduled meeting.

Independent Accounting Firm Attendance at Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to attend the Annual Meeting. They will have the opportunity to make a statement and will be available to respond to appropriate questions.

Proposal 3
Advisory Vote on Executive Compensation

We ask that you indicate your support for the executive compensation, as described in this Proxy Statement, of our executive officers named in the Summary Compensation Table appearing on page 46. We are providing stockholders with this vote pursuant to Section 14A of the Exchange Act. We currently intend to submit the executive compensation to an advisory vote at our Annual Meeting of Stockholders each year, consistent with the advisory vote of the stockholders at our 2017 Annual Meeting of Stockholders.

The Board is asking you to cast a non-binding advisory vote on the following resolution:

"RESOLVED, that the compensation of our executive officers named in the Summary Compensation Table, as disclosed in the Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The Compensation Discussion and Analysis, beginning on page 27, describes our executive compensation programs and the compensation decisions made by the Personnel and Organization Committee and the Board of Directors for 2020 with respect to the Chief Executive Officer and the other officers named in the Summary Compensation Table (referred to as the "Named Officers"). As described in detail in the Compensation Discussion and Analysis and highlighted in the section captioned "Executive Summary," the key principles underlying the Personnel and Organization Committee's compensation philosophy are aligning pay and performance, driving strong business results, focusing on long-term shareholder return and attracting, motivating and retaining high-quality talent. Annual and long-term incentive award payments vary based on our business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of our Common Stock.

The Board is asking you to support this proposal. Because your vote is advisory, it will not be binding on the Board. However, the Board and the Personnel and Organization Committee will review the voting results in their entirety and take them into consideration when making future decisions regarding executive compensation.

 The Board of Directors recommends a vote **FOR** the executive compensation of our Named Officers, as described in this Proxy Statement.

Proposal 4
Stockholder Proposal

Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, owner of at least 500 shares of Common Stock, has informed us that he intends to offer the following resolution for consideration at the Annual Meeting.

Proposal 4—Independent Board Chairman

The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy could be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected, is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is temporarily waived if in the unlikely event no independent director is available and willing to serve as Chair.

This proposal topic won 52% support at Boeing, 54% support at Baxter International and 46% support at Colgate-Palmolive in 2020.

It is more important to have an independent Chairman of the Board since our Lead Director, Stephen Sadove has 14-years long-tenure. Long-tenure in a director is the opposite of independence and independence can be the most important attribute for a director – especially a Lead Director. The 2020 proxy said Mr. Sadove "contributes strong leadership to Colgate's Board since he joined in 2007." However the 2020 proxy did not give one example of such "strong leadership" for the second consecutive year.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to have the oversight role of Chairman.

Shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A CEO serving as Chair can result in excessive management influence on the Board and weaker oversight of management.

It is also important to have an independent board chairman to be the shareholder watchdog and help make up for the 2020 silencing of shareholders at shareholder meetings with the widespread substitution of online shareholder meetings using the pandemic as an easy steppingstone. Online meetings, which are a shareholder engagement and shareholder outreach wasteland, are so easy for management that management will never want to return to in-person shareholder meetings.

With tightly controlled online shareholder meetings everything is optional. For instance management reporting on the status of the company and answers to shareholder questions are both optional. And it was easy for Colgate-Palmolive to cover up that Mr. Sadove received the most negative votes of any director- 65 million. The 65 million negative votes were 20-times the negative votes of each of 3 Colgate-Palmolive peer directors.

Please vote yes:
Independent Board Chairman—Proposal 4

Company Response

Your Board of Directors recommends a vote **AGAINST** this stockholder proposal for the following reasons:

The Board is independent and has an independent Lead Director with the authority to ensure proper checks and balances.

With the exception of Noel R. Wallace, the Chairman, President and CEO, the Board is composed entirely of independent directors. The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without any members of management present. These sessions are chaired by the independent Lead Director, a role we have long been committed to. The Lead Director serves a three-year term and is selected by and from the independent directors following nomination by the Nominating, Governance and Corporate Responsibility Committee. The role of the Lead Director is clearly delineated in our corporate governance guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues." The role of the Lead Director is to:

- preside at all meetings of the Board at which the Chairman is not present (including the executive sessions of the independent directors);
- serve as interim Chairman if the Chairman is unable to perform his or her duties;
- establish agendas for the executive sessions of the independent directors in consultation with the other directors;
- serve as liaison between the independent directors and the Chairman, President and CEO (although all independent directors are encouraged to communicate freely with the Chairman, President and CEO and other members of management at any time);
- review and approve information to be sent to the Board;
- review and approve proposed Board meeting agendas;
- review and approve meeting schedules to help ensure there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent directors, as appropriate;
- authorize the retention of outside advisors and consultants who report directly to the independent directors on Board issues;
- be available (as deemed appropriate by the Board) for consultation and direct communication with stockholders; and
- perform such other duties as the Board may specify from time to time.

Stephen I. Sadove, who currently serves as Lead Director, is an effective director who contributes strong leadership to our Board. He also has extensive experience serving on a number of other public company boards.

Further, all of the members (including the chairs) of the Audit Committee, the Finance Committee, the Nominating, Governance and Corporate Responsibility Committee and the Board's compensation committee (known as the Personnel and Organization Committee) are independent directors. This, when coupled with the independent composition of the Board as described above, ensures that independent directors guide all critical matters, such as the integrity of our financial statements, oversight of the enterprise risk management process, CEO and senior management compensation, succession planning and selection of directors.

The Board and Colgate are committed to the highest standards of corporate governance.

Our corporate governance practices and policies are described in the section of this Proxy Statement entitled "Governance of the Company." As discussed in that section, we have had a longstanding commitment to good corporate governance, including a policy requiring the annual election of all directors by majority vote. Reflecting the Board's commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote shareholder value and effective functioning of the Board. As a result of this review, the Board has made a number of enhancements over the years. Notably, in 2016, the Board adopted proxy access, allowing eligible stockholders to nominate directors for inclusion in our proxy statement if they satisfy the requirements specified in our by-laws. This proxy access right, together with the requirement that all directors be elected annually by majority vote, helps to ensure that the Board is accountable to stockholders.

Requiring an independent Chairman and the separation of the Chairman and CEO roles is not in the best interests of stockholders.

Stockholders are best served if the Board retains flexibility to decide what leadership structure works best for the Company based on the facts and circumstances existing from time to time. In fact, we have adapted our approach over time. For example, following the CEO transition from Ian Cook to Mr. Wallace in 2019, Mr. Cook served as Executive Chairman while Mr. Wallace served as CEO. In connection with Mr. Cook's retirement in April 2020, the Board again assessed its leadership structure and determined that appointing Mr. Wallace as Chairman, President and CEO while retaining Mr. Sadove as Lead Director is in the Company's best interests at this time.

Our active and independent Board, with our robust Lead Director role and independent committee chairs and committees, ensures that the Board, and not the Chairman alone, determines the Board's focus. The Chairman is guided by these strong independent leaders and having our CEO serve as the Chairman creates a bridge to management that helps provide the Board with the management support it needs. Having a unified leadership structure is particularly beneficial at this time given the dynamic consumer and retail landscape and rapidly evolving environment in which we compete. Based on these considerations, the Board believes that this is the best leadership structure for us at this time and that, operating under this structure, the Board will continue to effectively guide Colgate and represent the interests of our stakeholders. A requirement that the Chairman be an independent director, as the proposal requests, would reduce the Board's ability to act in the best interests of the Company and to respond to the changing needs of the Board and the Company.

Finally, following our receipt of a similar proposal in connection with last year's Annual Meeting of Stockholders, during the course of stockholder engagement efforts we engaged with a number of our institutional investors regarding their perspective on a requirement that the Chairman be an independent director. We found that, of the investors with whom we engaged, a majority of the voting power they represented did not support an independent Board Chair requirement for Colgate. This feedback, combined with the fact that a majority of the votes cast on this topic at prior annual meetings, including last year's annual meeting, voted against requiring an independent Chairman, reinforce the Board's belief that our current structure continues to be appropriate.

Given its in-depth knowledge of Colgate's business and experience, the Board is uniquely positioned to evaluate the optimal leadership structure for the Company at any particular time, and, based on the effective governance practices described above, stockholders can be confident the Board is composed of the right people to make that determination. The Board believes that retaining the flexibility to determine the best Board leadership structure based on the circumstances in effect from time to time best protects the interests of the stockholders.

For these reasons, the Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 5
Stockholder Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, owner of at least 50 shares of Common Stock, has informed us that he intends to offer the following resolution for consideration at the Annual Meeting.

Proposal 5—Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting. The Board of Directors would continue to have its existing power to call a special meeting.

It is important for Colgate-Palmolive shareholders to have the most durable right to call a special shareholder meeting because with the widespread use of online shareholder meetings in 2020, it has become much easier for management to conduct a special shareholder meeting. Management hardly needs to prepare for an online meeting because all challenging question can be screened out. And management can toss out casual answers because shareholders have absolutely no opportunity to talk back.

The directors also have no need for preparation. Shareholders no longer have the right to discuss concerns with the directors at a special shareholder meeting with the online meeting format.

The 2020 management opposition to this proposal topic was not up-to-date in taking into consideration the ease with which a special shareholder meeting can now be conducted.

Special meetings are now convenient for management because shareholders are severely restricted in making their views known because all their challenging questions and comments can arbitrarily be screened out by management.

For instance Goodyear management became an example of turning an online meeting into a mute button meeting. Goodyear hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting. Goodyear management simply did not want shareholders to hear constructive criticism - what could be more convenient for management?

This proposal topic won more than 44% support at each of 3 Colgate-Palmolive annual meetings since 2017. These 47%+ votes represented at least 51%-support from the shareholders who have access to independent proxy voting advice. Thus Colgate-Palmolive should have previously adopted this proposal.

Meanwhile Colgate-Palmolive management has done nothing in response to this substantial shareholder dissatisfaction with the status quo. Colgate-Palmolive shareholders also gave 46% support for an independent board chairman in 2020 - another example of substantial shareholder dissatisfaction with the status quo.

The current stock ownership threshold of 25% can mean that more than 50% of shareholders must be contacted during a short window of time to simply call a special meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the 25% ownership threshold that is now needed for a special meeting.

This proposal topic, sponsored by William Steiner, won 78% support at a Sprint annual meeting with 1.7 Billion yes-votes. This 78% support might have been even higher if more shareholders had access to independent proxy voting advice.

Please vote yes:
Special Shareholder Meeting Improvement—Proposal 5

Company Response

Your Board of Directors recommends a vote **AGAINST** this stockholder proposal for the following reasons:

Our existing 25% threshold gives stockholders a meaningful right to call a special meeting while striking the appropriate balance against potential abuses by special interests and the substantial administrative and financial burdens that special meetings impose.

Colgate does not oppose stockholders having the right to call a special meeting. In fact, our by-laws have permitted holders of 25% of our stock to call a special meeting since 2007. Reducing the threshold to 10%, as the proponent now suggests, would enable a very small number of stockholders (currently, as few as two) to call a special meeting.

Special meetings, by their nature, are extraordinary and should occur rarely. Holding a special meeting, whether in person or virtually, is very costly and time-consuming to the Company due to the legal costs associated with preparing required proxy materials, the substantial printing and mailing costs, the diversion of the Board and senior management's time and attention and the expenditure of other Company resources required to prepare for and conduct the special meeting.

Recognizing the substantial administrative and financial burdens that a special meeting imposes, the Board believes that our existing 25% ownership threshold strikes the appropriate balance between allowing stockholders to vote on important matters that arise between annual meetings and protecting against the risk that a single stockholder or small group of stockholders could call a meeting potentially to further a narrow agenda not favored by the majority of stockholders. Our 25% ownership threshold is also the most common threshold among large public companies who offer stockholders the right to call a special meeting and has consistently been supported by our stockholders at prior annual meetings. The same proponent of this stockholder proposal has presented similar proposals seeking to lower Colgate's 25% ownership threshold to 15% or 10% six other times in recent years. In each instance, a majority of votes cast on the proposal voted against lowering the threshold.

Our corporate governance practices ensure Board accountability and help facilitate stockholder action.

The Board also believes this proposal should be evaluated in the context of Colgate's overall corporate governance, including other stockholder rights available under our by-laws and applicable law and the demonstrated accessibility and accountability of the Board. In addition to the existing right of holders of 25% of our stock to call a special meeting, our by-laws provide that any stockholder may commence a consent solicitation without any minimum holding requirement. This gives stockholders another powerful tool to express their views and initiate actions desired by them between annual meetings. Also, stockholder approval is required for many key corporate actions. Under Delaware law and NYSE rules, we must submit certain significant matters to a stockholder vote, including mergers and consolidations, large share issuances, the adoption of equity compensation plans and amendments to our certificate of incorporation.

Moreover, our governance policies promote open communication between stockholders and the Board. We encourage stockholders to communicate directly with the Board of Directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the Chief Legal Officer, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022. Stockholders may ask questions during the question and answer portion of the Annual Meeting, which is generally attended by all directors, and eligible stockholders may also nominate directors for inclusion in our proxy statement if they satisfy the requirements specified in our by-laws.

Finally, following our receipt of a similar proposal in connection with last year's Annual Meeting of Stockholders, during the course of stockholder engagement efforts we engaged with a number of our institutional investors regarding their views of the appropriate ownership threshold for stockholders to call a special meeting. We found that, of the investors with whom we engaged, a majority of the voting power they represented opposed lowering the ownership threshold from its current 25% to 10%, as the proposal had requested. This feedback, together with the broader perspective of our stockholders as demonstrated by the prior annual meeting votes on this topic, reinforce the Board's belief that our existing 25% ownership threshold continues to be appropriate.

In light of the existing right of our stockholders to call a special meeting, as well as our governance policies and statutory and by-law provisions that facilitate stockholder action and communication with the Board, the Board believes this proposal is unnecessary. Our existing 25% ownership threshold for stockholders to call a special meeting strikes the right balance between the ability of stockholders to call a special meeting and the interests of the Company and our stockholders in promoting the appropriate use of Colgate's resources.

For these reasons, the Board of Directors recommends a vote **AGAINST** this proposal.

Other Matters

As of the date of this Proxy Statement's printing, we do not intend to submit any matters to the meeting other than those set forth herein, and we know of no additional matters that will be presented by others. However, if any other business should come before the meeting and you have voted by proxy, the directors named on the voting website and your proxy card as the Proxy Committee (the "Proxy Committee") have discretionary authority to vote your shares with respect to such matters in accordance with their best judgment.

By order of the Board of Directors.



Jennifer M. Daniels
Chief Legal Officer and Secretary

Questions and Answers About Our Annual Meeting

Who receives this Proxy Statement?

Beginning March 24, 2021, we are mailing a printed copy of this Proxy Statement, a proxy card and our 2020 Annual Report to stockholders who have requested a printed copy, and a Notice of Internet Availability to all other stockholders who have not consented to electronic delivery. The Annual Report being made available on the internet and mailed with the Proxy Statement is not part of the proxy-soliciting material.

Who is entitled to vote at the Annual Meeting?

We have one class of voting stock outstanding: Common Stock. If you were a record owner of our Common Stock on March 8, 2021, the record date for voting at the Annual Meeting, you are entitled to vote at the meeting. At the close of business on March 8, 2021, there were 847,523,469 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock has one vote.

How can I vote my shares?

You can vote your shares in two ways: either by proxy or electronically during the virtual Annual Meeting. If you choose to vote by proxy, you may do so using the internet, the telephone or, if you received a printed copy of your proxy materials, the mail. Each of these procedures is more fully explained below. Even if you plan to attend the virtual meeting, the Board recommends that you vote by proxy.

How can I vote my shares by proxy?

You may vote your proxy by internet, telephone or, if you received a printed copy of your proxy materials, by mail, each as more fully explained below. In each case, the deadline for voting is 11:59 p.m. (Eastern Daylight Time) on Thursday, May 6, 2021, unless you are a Colgate employee participating in the Savings & Investment Plan or another Colgate employee stock ownership plan, in which case the deadline for voting is 11:59 p.m. (Eastern Daylight Time) on Wednesday, May 5, 2021. When you vote your proxy, you can specify whether you wish to vote "FOR" or "AGAINST" or "ABSTAIN" from voting on each nominee for director, the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021 and, if properly presented at the meeting, two stockholder proposals. In addition, you can cast a non-binding advisory vote on executive compensation. We will vote your shares as you direct.

If any other matters are properly presented for consideration at the Annual Meeting, the Proxy Committee will have discretion to vote for you on those matters. At the time this Proxy Statement was printed, we knew of no other matters to be raised at the Annual Meeting.

 **VOTE BY INTERNET**	To vote your shares via the internet, go to the voting website, www.proxyvote.com. Internet voting is available 24 hours a day, seven days a week. You will have the opportunity to confirm that your instructions have been properly recorded. The internet voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote via the internet, you do not need to return your proxy card.
 **VOTE BY TELEPHONE**	If you reside in the United States, Canada or Puerto Rico, you can vote your shares by telephone by calling the toll-free number provided on the voting website (www.proxyvote.com) and on the proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. The telephone voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote by telephone, you do not need to return your proxy card.
 **VOTE BY MAIL**	If you received a printed copy of your proxy materials, you can vote your shares by completing and mailing the enclosed proxy card to us so that we receive it by the deadline. If you received a Notice of Internet Availability, you can request a printed copy of your proxy materials by following the instructions contained in the notice. If you sign and return your proxy card but do not specify how to vote, we will vote your shares in favor of the Board's nominees for director, the ratification of the selection of the independent registered public accounting firm and the advisory vote on executive compensation, and against the two stockholder proposals.

How can I vote my shares during the Annual Meeting?

As described in more detail below under "How can I participate in the Annual Meeting?", this year's Annual Meeting will be a virtual meeting, conducted on the following website: www.virtualshareholdermeeting.com/CL2021 (the "Annual Meeting Website"). If you would like to vote at the Annual Meeting, please follow the instructions that will be available on the Annual Meeting Website during the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to vote electronically at the meeting. Voting by proxy, whether by internet, telephone or mail, will not limit your right to vote electronically at the Annual Meeting. However, if you vote by proxy and also participate in the meeting, there is no need to vote electronically at the meeting unless you would like to change your vote.

How can I participate in the Annual Meeting?

Participation in the Annual Meeting is limited to holders of Common Stock on March 8, 2021, the record date for voting at the Annual Meeting.

To support the health and well-being of Colgate's stockholders, business partners, employees and Board of Directors in light of the ongoing COVID-19 pandemic, the Annual Meeting will be a completely virtual meeting, conducted only via live webcast. You will have the same rights and opportunities to participate as you would have at a physical annual meeting.

You will be able to participate in the virtual meeting, vote your shares electronically and submit your questions during the meeting by visiting the Annual Meeting Website. To participate in the Annual Meeting, you will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials. If you do not have your 16-digit control number, you will still be able to attend the meeting as a guest but will not be able to vote your shares electronically or submit questions during the meeting. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to participate in the meeting.

The meeting webcast will begin promptly at 10:00 a.m., Eastern Daylight Time, on Friday, May 7, 2021. Access to the Annual Meeting Website will begin at 9:30 a.m. Eastern Daylight Time and we encourage you to access the Annual Meeting Website prior to the start time.

For those unable to attend the virtual annual meeting, a recorded version of the webcast will be made available on our website.

What if I have technical difficulties or trouble accessing the virtual meeting?

If you encounter any technical difficulties accessing the Annual Meeting Website or during the virtual meeting, please call: 844-986-0822 (toll-free) or 303-562-9302 (international). Technical support will be available thirty minutes prior to the start time of the Annual Meeting.

How can I ask a question during the Annual Meeting?

As part of the Annual Meeting, we will hold a live question and answer session, during which we intend to answer questions submitted before or during the Annual Meeting in accordance with the Annual Meeting's Rules of Conduct (which will be available on the Annual Meeting Website) that are pertinent to the Company and the meeting matters, as time permits. Questions that are substantially similar may be grouped and answered once to avoid repetition and allow time for additional question topics. If there are any pertinent questions that cannot be answered during the Annual Meeting due to time constraints, we will respond directly to that stockholder after the Annual Meeting using the contact information provided.

You will be able to submit written questions prior to the Annual Meeting through www.proxyvote.com or during the Annual Meeting through the Annual Meeting Website. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials in order to submit questions through these websites. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to submit questions.

Is my vote confidential?

All proxies, ballots and vote tabulations that identify stockholders are confidential. An independent tabulator will receive, inspect and tabulate your proxy whether you vote by internet, telephone or mail. Your vote will not be disclosed to anyone other than the independent tabulator without your consent, except if proxies are being solicited for a change in control of the Company or if doing so is necessary to meet legal requirements.

Can I change my vote?

Yes. You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by taking any one of the following actions: (i) follow the instructions given for changing your vote via the internet or by telephone or deliver a valid written proxy with a later date; (ii) notify the Company Secretary in writing that you have revoked your proxy by mail to the Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022; or (iii) vote electronically during the Annual Meeting through the Annual Meeting Website.

How many shares must be present to conduct the Annual Meeting?

To carry on the business of the Annual Meeting, a minimum number of shares, constituting a quorum, must be present. The quorum for the Annual Meeting is a majority of the votes represented by the outstanding shares of our Common Stock. This majority may be present in person or by proxy. Abstentions and "broker non-votes" (which are explained below) are counted as present to determine whether there is a quorum for the Annual Meeting. Stockholders who attend the virtual meeting will be considered to be attending the meeting in person.

What if I am a beneficial owner and do not give instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your broker by the deadline provided in the proxy materials you receive from your broker. If you do not provide voting instructions to your broker, whether your broker can vote your shares depends on the type of item being considered for vote. Under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement or a Notice of Internet Availability to you, the broker is entitled to vote your shares with respect to the ratification of the selection of the independent registered public accounting firm (Proposal 2) even if the broker does not receive voting instructions from you. The broker is not entitled to vote your shares with respect to the election of directors, the advisory vote on executive compensation or the two stockholder proposals (Proposals 1, 3, 4 or 5) without your instructions.

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular proposal because the broker does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal.

What vote is required to pass each of the proposals at the Annual Meeting?

Proposal 1: Election of Directors. Each of the ten nominees for director who receives at least a majority of the votes cast for such nominee will be elected. Votes cast include votes for or against each nominee and exclude abstentions. This means that if you abstain from voting for a particular nominee your vote will not count for or against the nominee. When voting your proxy, the Proxy Committee will vote for each of the nominees unless you instruct otherwise. In accordance with the majority voting standard in our by-laws, any nominee who does not receive a majority of the votes cast will be required to tender his or her resignation to the Board. The Governance Committee will then consider the resignation and make a recommendation to the Board.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on this proposal, is required to ratify the selection of the independent registered public accounting firm. This means that if you abstain from voting on this proposal it will have the same effect as if you voted against it. When voting your proxy, the Proxy Committee will vote for this proposal unless you instruct otherwise.

Proposal 3: Advisory Vote on Executive Compensation. The affirmative vote of a majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on this proposal, is required to approve the advisory vote on executive compensation. This means that if you abstain from voting on this proposal it will have the same effect as if you voted against it. When voting your proxy, the Proxy Committee will vote for this proposal unless you instruct otherwise. The results of this vote are not binding on the Board, whether or not the proposal is passed. In evaluating the stockholder vote on this advisory proposal, the Board will review the voting results in their entirety and take them into consideration when making future decisions regarding executive compensation.

Proposals 4 and 5: Stockholder Proposals. For each of the stockholder proposals, the affirmative vote of a majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on the proposal, is required for adoption of the proposed resolution. This means that if you abstain from voting on a stockholder proposal, it will have the same effect as if you voted against it. When voting your proxy, the Proxy Committee will vote against each of these proposals unless you instruct otherwise.

Who nominates the directors?

Nominations for directors may be made at a stockholders' meeting by the Board or by any of our stockholders who comply with the requirements of our by-laws. Proposals to nominate a director directly at next year's Annual Meeting must be received by the Company Secretary no earlier than January 7, 2022 and no later than February 6, 2022, as further described below under "How do I submit a stockholder proposal for consideration at next year's Annual Meeting?"

In addition, stockholders who meet the eligibility requirements set forth in our by-laws may nominate directors for inclusion in our proxy statement. In order to include director nominees in our proxy statement for next year's Annual Meeting, nominations must be received by the Company Secretary no earlier than October 25, 2021 and no later than November 24, 2021 and must comply with the requirements of our by-laws.

The Governance Committee will also consider director nominees recommended by stockholders in writing if such candidates meet our criteria for Board membership, as described under "Governance of the Company—The Board of Directors."

How can I vote if I am an employee participating in the Savings & Investment Plan?

If you are a Colgate employee who participates in the Savings & Investment Plan and you have not consented to electronic delivery, you will receive a Notice of Internet Availability with instructions on how to vote your shares via the internet or telephone. The notice also indicates the aggregate number of shares of Common Stock credited to your account under the Savings & Investment Plan as of March 8, 2021, the record date for voting at the meeting.

- You can direct the trustee how to vote your shares via the internet or by telephone. You can also direct the trustee how to vote by mail by requesting a proxy card and returning your completed proxy card to us. Instructions for each method are indicated on the Notice of Internet Availability.
- The deadline for submitting your vote is 11:59 p.m. (Eastern Daylight Time) on Wednesday, May 5, 2021. If you do not indicate your vote to the trustee by that time, the trustee will vote your shares in the same proportion as it votes the shares of employees who indicate their votes by that time, unless inconsistent with the Employee Retirement Income Security Act of 1974 (ERISA).

How can I vote if I am an employee participating in a stock ownership plan outside the United States?

If you are a Colgate employee who participates in one of Colgate's employee stock ownership plans outside the United States, you will receive separate voting instructions from your local Human Resources Department.

How do I submit a stockholder proposal for consideration at next year's Annual Meeting?

A proposal submitted by any stockholder for consideration at next year's Annual Meeting (other than director nominations pursuant to our proxy access by-law) will be acted upon only if the following criteria are met:

- If you wish to submit a proposal for inclusion in our proxy statement for next year's Annual Meeting pursuant to Rule 14a-8 under the Exchange Act, the proposal must be received by the Company Secretary no later than November 24, 2021; or

- If you wish to present a proposal directly at next year's Annual Meeting without including it in our proxy statement, pursuant to our by-laws, the proposal must be received by the Company Secretary no earlier than January 7, 2022 and no later than February 6, 2022. Your proposal also must comply with certain information requirements set forth in our by-laws. These requirements apply to any matter that a stockholder wishes to raise at the Annual Meeting other than through inclusion in the proxy statement.

Proposals should be sent to the Company Secretary by mail to the Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022 or by email to stockholderproposals@colpal.com.

Please see "Who nominates the directors?" above for a description of the timing requirements for nominating a director pursuant to our by-laws.

How are proxies solicited and what is the cost?

We pay the cost of soliciting proxies for the meeting. Proxies may be solicited in person by Colgate employees, or by mail, courier, telephone, facsimile or email. In addition, we have retained D.F. King & Co., Inc. to solicit proxies by mail, courier, telephone, facsimile and email. We will pay a fee of approximately $23,000 to D.F. King & Co., Inc. plus expenses for these services.

What is householding? Does Colgate use it?

We have sent to registered stockholders who have requested a printed copy of proxy materials and have the same address and last name a single copy of this Proxy Statement and the 2020 Annual Report and one proxy card for each stockholder and, to all other registered stockholders who have not previously requested electronic delivery of proxy materials, a single envelope containing one Notice of Internet Availability for each stockholder. This procedure helps us reduce printing and postage costs associated with the distribution of the proxy materials and helps to preserve the earth's valuable resources.

If, in the future, you do not wish to participate in householding and prefer to receive separate copies of the Proxy Statement and Annual Report or your Notice of Internet Availability in a separate envelope, please call us at (855) 322-3551 or (212) 310-2575 or inform us in writing at: Colgate-Palmolive Company, Attention: Investor Relations, 300 Park Avenue, New York, New York 10022 or by sending an email to investor_relations@colpal.com. Or, if you are currently receiving separate copies of the Proxy Statement and Annual Report or Notice of Internet Availability at one address and would like to receive a single copy or a single envelope containing one Notice of Internet Availability for each stockholder, please contact us at the phone numbers, mailing address or email address listed in the previous sentence. We will respond promptly to such requests.

If your shares are held in the name of a bank, broker or other holder of record, you can request information about householding from such holder of record.

Where can I find more information about Colgate?

Our website address is www.colgatepalmolive.com. The information contained on our website is not included as a part of, or incorporated by reference into, this Proxy Statement. We make available, free of charge on our website, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. Also available on our website are our Code of Conduct and corporate governance guidelines, the charters of the committees of the Board and reports under Section 16(a) of the Exchange Act of transactions in Company stock by our directors and executive officers. Hard copies of these materials are also available free of charge from our Investor Relations department by calling (855) 322-3551 or (212) 310-2575 or by sending an email to investor_relations@colpal.com. You may obtain a copy of our by-laws by writing to the Company Secretary at Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022.

Annex A
Reconciliation of Non-GAAP Financial Measures

	2019	2020
Net Sales Growth—GAAP	**1.0%**	**5.0%**
Acquisitions and Divestments Impact	(0.5)	(1.6)
Foreign Exchange Impact	3.5	3.8
Organic Sales Growth—Non-GAAP	**4.0%**	**7.2%**

	2018	2019	2020
Diluted Earnings Per Share As Reported—GAAP	**$ 2.75**	**$ 2.75**	**$ 3.14**
Global Growth & Efficiency Program	0.15	0.12	(0.02)
Benefits for Tax Matters	(0.02)	—	—
Acquisition-Related Costs	—	0.02	0.00
Swiss Income Tax Reform	—	(0.04)	—
Value-Added Tax Matter in Brazil	—	(0.02)	—
Subsidiary and Operating Structure Initiatives	—	—	(0.08)
Loss on Early Extinguishment of Debt	—	—	0.02
U.S. Tax Reform	0.09	—	—
Base Business Earnings Per Share—Non-GAAP	**$ 2.97**	**$ 2.83**	**$ 3.06**

	(Dollars in millions)		
	2018	2019	2020
Net Income Attributable to Colgate-Palmolive Company—GAAP	**$2,400**	**$2,367**	**$2,695**
Global Growth & Efficiency Program	125	102	(13)
Benefits for Tax Matters	(15)	—	—
Acquisition-Related Costs	—	20	4
Swiss Income Tax Reform	—	(29)	—
Value-Added Tax Matter in Brazil	—	(20)	—
Subsidiary and Operating Structure Initiatives	—	—	(71)
Loss on Early Extinguishment of Debt	—	—	18
U.S. Tax Reform	80	—	—
Base Business Net Income—Non-GAAP	**$2,590**	**$2,440**	**$2,633**

Annex B
Countries Excluded under CEO Pay Ratio *"De Minimis"* Exemption

Country	Number of Employees
Cameroon	47
Puerto Rico	44
El Salvador	44
Romania	42
Nicaragua	41
Kenya	40
Kazakhstan	40
Panama	39
Ukraine	37
Sweden	37
Uruguay	36
Bolivia	33
Paraguay	31
Norway	28
Honduras	27
Indonesia	24
South Korea	23
Tunisia	22
Singapore	22
Hungary	22
Austria	20
Senegal	13
Ghana	12
Finland	12
Reunion	11
Israel	10
Martinique	9
Zambia	8
Serbia	8
Tanzania	7
Slovenia	7
Mozambique	7
Latvia	7
Guadeloupe	7
Slovakia	6
Lebanon	6
French Polynesia	6
Croatia	6
Azerbaijan	6
New Caledonia	5
Belarus	5
Macedonia	4
Ivory Coast	4
Gabon	4
Trinidad	3
Malawi	3
Jamaica	3
Uzbekistan	2
Guyana	2
Georgia	2
Bulgaria	2
Brunei	2
Algeria	2
Bosnia	1
Bangladesh	1

Sustainability 2025: Our Strategy for the Future



We are really proud that the Colgate brand is in more homes than any other, so we can and we will create a healthier, more sustainable future for all. We begin this new decade with great momentum and a sense of accomplishment as we reflect on our achievements against our 2015 to 2020 Sustainability Strategy. Looking ahead, we are setting our sights on something even bigger as we begin our journey towards accomplishing our 2025 Sustainability & Social Impact Strategy, which focuses on three key ambitions:

Driving Social Impact

We are committed to ensuring the well-being of those we serve, building a culture of inclusivity and creating meaningful opportunities for all people to succeed inside and outside Colgate.

Helping Millions of Homes

We are empowering people to develop healthier habits by choosing sustainable products that improve their lives and homes from oral and personal care to home care and pet nutrition.

Preserving Our Environment

We are accelerating action on climate change and reducing our environmental footprint, including by working with our partners and operations to eliminate waste, decrease plastic usage, save water and conserve natural resources.

These key ambitions are supported by actionable targets that uphold our continued commitment to building environmental and social consciousness into every decision, which earned us recognition in 2020 on the Dow Jones Sustainability Indices (DJSI) for the fourth consecutive year. We were also named the top performing Household Products company by the DJSI for the second year in a row and achieved Industry Best scores in the Environmental and Social categories. We were also named to the 2020 CDP A List for Climate Change and Water Stewardship, while keeping our position in the Leadership category with an A- in the Palm Oil category. Additionally, we received our 10th consecutive EPA ENERGY STAR® Partner of the Year Award, a U.S. Green Building Council (USGBC) Leadership Award, and recognition on EPA's Green Power Partnership National Top 100.

In addition to the above, we are pleased to share the following highlights as we reflect on our achievements against our 2015 to 2020 Sustainability Strategy:

People

Our values are grounded in giving back to the communities where we live and work.

- As a response to the COVID-19 pandemic, we quickly mobilized five of our manufacturing plants to produce more than 26 million bars of soap specially packaged with instructions on proper handwashing. The soap bars were distributed by our network of partners to communities in 28 countries. We also donated over $20 million in health and hygiene and pet nutrition products.
- We repurposed our nine U.S.-based Bright Smiles, Bright Futures mobile dental vans to distribute 1.4 million bars of soap, as well as other hygiene products, to school districts and food banks. Colgate's Bright Smiles, Bright Futures is our flagship oral health education program. Since the program was established in 1991, we have reached over 1.3 billion children in more than 80 countries.
- Since 2002, the Hill's Food, Shelter & Love program has provided more than $300 million worth of Hill's brand pet foods to over 1,000 animal shelters and has helped more than 11 million pets find their forever homes.

Performance

Packaging innovation has progressed toward our target to become 100% recyclable, reusable or compostable across all our categories.

- Our design for a first-of-its-kind recyclable toothpaste tube was the first to be recognized by the Association of Plastic Recyclers.
- In Latin America, we relaunched Palmolive Optims shampoo, improving recyclability by moving to clear PET bottles and increasing the recycled content from 0% to 39%.
- In Europe, we relaunched Ajax cleaners in a bottle made entirely from recycled plastic, reducing 3,900 tons of new plastic used on an annual basis. The package is also recyclable.

Planet

We have a solid environmental program focused on reduction of carbon emissions, water, energy and waste to landfill. In the last several years, we have made great progress to reduce waste in partnership with the USGBC TRUE Zero Waste program.

- Our Canelands, South Africa plant achieved TRUE Zero Waste certification, the first-ever site in Africa to receive this recognition. We now have 20 TRUE Zero Waste facilities in 10 countries on five continents, more than any other company.
- Since 2011, 86 U.S. EPA ENERGY STAR® Challenge for Industry Awards have been achieved by Colgate manufacturing sites.

More information about our 2025 Sustainability & Social Impact Strategy and our achievements against our 2015 to 2020 Sustainability Strategy is available in the Sustainability section of our website at www.colgatepalmolive.com

(The information on the Sustainability web pages is not incorporated by reference into, and does not form part of, this Proxy Statement)

Our sustainability and social impact ambitions and targets are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases). These statements are made on the basis of our views and expectations as of this time and we undertake no obligation to update these statements whether as a result of new information, future events or otherwise, except as required by law or by the rules and regulations of the SEC. We caution investors that such forward-looking statements are not guarantees of future performance and that actual events or results may differ materially from those statements. For a description of certain factors that could cause our future events or results to differ materially from those expressed in any forward-looking statement, please refer to our filings with the SEC, including, without limitation, information under the captions "Risk Factors" and "Cautionary Statement on Forward-Looking Statements" included in our Annual Report on Form 10-K for the year ended December 31, 2020.




Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022
(212) 310-2000
www.colgatepalmolive.com